Form 20-F
period 2012-12-31
Acquity Group Ltd
filed 2013-04-08
CIK 1527635

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-35486

Acquity Group Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

6th Floor, Alexandra House 18 Charter Road, Hong Kong
(Address of principal executive offices)

Paul Weinewuth, Chief Financial Officer Tel: (1) 312-427-2070 Email: paul.weinewuth@acquitygroup.com Fax: (1) 312-427-2471 500 West Madison Street, Suite 2200, Chicago, IL 60661 United States
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on which registered
Ordinary shares, par value US$0.0001 per share	NYSE MKT*
American depositary shares, each representing two ordinary shares	NYSE MKT

* Not for trading but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2012, 47,032,820 Ordinary Shares, par value US$0.0001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABILITY ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 13, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

Conventions That Apply to This Annual Report

Unless otherwise indicated, references in this annual report to:

•                  “$” and “U.S. dollars” are to the legal currency of the United States;

•                  “ADRs” are to American depositary receipts that evidence our ADSs;

•                  “ADSs” are to American depositary shares, each of which represents two ordinary shares;

•                  “Average number of personnel” are to the total number of days worked by individuals employed during the period (not including subcontractors) divided by the total number of days in the period;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “IFRS” are to International Financial Reporting Standards;

•                  “Project personnel” are to our personnel (not including subcontractors) who provide services to clients for which we charge our clients at their hourly billing rates;

•                  “Shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•      “U.S. GAAP” are to generally accepted accounting principles in the United States; and

•                  “Utilization rate of project personnel” are to the total hours billed by our project personnel in a period divided by available hours of our project personnel in such period. Available hours of our project personnel are calculated by multiplying the average number of our project personnel in a period by the total work hours in such period. Total work hours in a period are the total calendar days in the period, minus all Saturdays, Sundays and office holidays, multiplied by eight hours.

Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to Acquity Group Limited, its predecessor entities and its consolidated subsidiaries.

Joint ventures referred to in this annual report are deemed to be “associates” in the financial statements for accounting purposes.

This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012, and consolidated financial information data as of December 31, 2010, 2011 and 2012.

We completed the initial public offering of 5,555,556 ADSs, each representing two ordinary shares, in May 2012. On April 27, 2012, we listed our ADSs on the NYSE MKT, under the symbol “AQ”.

  PART I

ITEM 1                                                   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2                                                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3                                                   KEY INFORMATION

A.                                    Selected Financial and Operating Data

Our selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 of our company, and the consolidated statement of financial position data as of December 31, 2010, 2011 and 2012 of our company, have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, an independent registered accounting firm, and are included elsewhere in this annual report. Our selected consolidated statement of operations data for the period from January 1, 2008 through March 20, 2008 of Acquity Group LLC (Predecessor), and for the year ended December 31, 2008 and 2009 of our company, and the consolidated statement of financial position data as of December 31, 2008 and 2009 of our company, have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, and are not included in this annual report.

Our consolidated financial statements for the year ended December 31, 2008 only included the financial results of our predecessor entity, Acquity Group LLC, for the partial period from March 21, 2008 to December 31, 2008. We have also included in this section non-IFRS pro forma financial results for the year ended December 31, 2008 assuming that the acquisition of our predecessor entity, Acquity Group LLC, occurred on January 1, 2008. Unless otherwise indicated, all data for the year ended December 31, 2008 are presented in this annual report on a non-IFRS pro forma basis. You should read the selected consolidated financial data in conjunction with our financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS.

	Predecessor (Acquity Group LLC)	Year ended December 31,
(Amounts in thousands of US$, except for per share data)	For the Period January 1- March 20, 2008	Successor (Acquity Group Limited)	Pro Forma Adjustments		(unaudited) Pro Forma Basis 2008	2009	2010	2011	2012
Selected Consolidated Statement of Comprehensive Income (Loss) Data
Revenues	13,344	47,939			61,283	51,087	72,559	106,655	141,011
Cost of revenues	(8,856)	(29,591)			(38,447)	(29,132)	(41,150)	(60,543)	(79,148)
Gross profit	4,488	18,348			22,836	21,955	31,409	46,112	61,863
Selling and marketing expenses	(1,257)	(4,356)			(5,613)	(4,851)	(6,270)	(7,750)	(9,401)
Administrative expenses	(4,087)	(11,849)	(546	)(2)	(16,482)	(14,204)	(19,284)	(21,336)	(29,590)
Costs associated with initial public offering	—	—	—		—	—	(1,046)	(1,207)	(2,120)
Operating (loss) profit	(856)	2,143	(546)		741	2,900	4,809	15,819	20,752
Finance income	—	357			357	69	*	87	75
Other non-operating income	—	855			855	445	25	—	—
Finance costs	(150)	(4,867)	(850	)(3)	(5,867)	(2,588)	(6,311)	(61)	(60)
Impairment loss in goodwill (5)	—	(8,260)			(8,260)	—	—	—	—
Equity in losses of associates	—	—			—	—	—	(1,038)	(1,388)
Impairment losses in associates									(6,970)
Other non-operating expenses	—					—	(41)	—	(2)
Profit (loss) before tax	(1,006)	(9,772)	(1,396)		(12,174)	826	(1,518)	14,807	12,407
Income tax benefit (expenses)	(16)	1,697	213	(4)	1,894	(897)	(1,853)	(6,472)	(9,870)
Net profit (loss)	(1,022)	(8,075)	(1,183)		(10,280)	(71)	(3,371)	8,335	2,537
Profit (Loss) attributable to:
Equity holders of the company	—	(9,022)	(828)		(9,850)	(1,465)	(5,532)	8,607	3,254
Non-controlling interests (loss)	—	947	(355)		592	1,394	2,161	(272)	(717)
Pre-acquisition equity holder	(1,022)	—	—		(1,022)	—	—	—	—
Other comprehensive profit (loss)	—	—	—		—	—	—	102	(96)
	(1,022)	(8,075)	(1,183)		(10,280)	(71)	(3,371)	8,437	2,441
Earnings per share attributable to equity holders of the company
—Basic profit (loss) per share	—	(9,022.3)	—		NM	(1,465.1)	(5.0)	0.23	0.07
—Diluted profit (loss) per share	—	(9,022.3)	—		NM	(1,465.1)	(5.0)	0.23	0.07
Other Financial Data:
Adjusted EBITDA(1) (unaudited)	502	6,867			7,369	8,036	10,640	21,267	27,822

(1) We define adjusted EBITDA, a non-IFRS measure, as net income (loss), plus interest expense, income taxes, depreciation and amortization, impairment losses, losses in joint ventures and other expenses and costs. For the reconciliation of adjusted EBITDA to net income (loss), see “—Adjusted EBITDA” below.

(2) Adjustment to record the expense attributable to the amortization of intangible assets identified at the acquisition date during the predecessor period, as if the acquisition had occurred on January 1, 2008.

(3) Adjustment to record the expense attributable to the valuation loss on convertible bonds during the predecessor period, as if the acquisition had occurred on January 1, 2008.

(4) Adjustment to record tax benefit incurred during the predecessor period as a result of the adjustments discussed in (2) and (3), as if the acquisition had occurred on January 1, 2008.

(5) Includes impairment of goodwill and trademarks where the recoverable amount of goodwill and trademarks has been determined based on fair value less cost to sell using projections of earnings from financial forecasts covering a five-year period.

NM — Not Meaningful

* — Less than 0.1

	As of December 31,
(Amounts in thousands of US$)	2008	2009	2010	2011	2012
Selected Consolidated Statements of Financial Position Data
Non-current assets	48,691	37,566	35,935	38,558	35,982
Current assets	33,940	32,534	31,670	41,079	74,874
Total assets	82,631	70,100	67,605	79,637	110,856
Total equity (deficit)	2,076	(1,101)	55,997	64,434	92,423
Non-current liabilities	56,648	61,033	4,114	5,379	6,590
Current liabilities	23,907	10,168	7,494	9,824	11,843
Total liabilities	80,555	71,201	11,608	15,203	18,433
Total equity and liabilities	82,631	70,100	67,605	79,637	110,856

	Year Ended December 31,
	2008	2009	2010	2011	2012
Selected Operating Data (unaudited)
Average Number of Project Personnel	191	164	202	288	408
Project Personnel Utilization Rate	75.8%	73.4%	79.6%	80.5%	81.3%
Project Personnel Average Realized Billing Rate	US$147/hour	US$157/hour	US$162/hour	US$164/hour	US$158/hour
Total hours billed to our clients	290,480	226,836	333,224	475,807	673,014

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in this annual report adjusted EBITDA, a non-IFRS financial measure. We have provided a reconciliation of adjusted EBITDA to net profit (loss), the most directly comparable IFRS financial measure.

We have included adjusted EBITDA in this annual report because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Specifically we believe it identifies the expenses associated with the acquisition of Acquity Group LLC, many of which did not occur after December 31, 2010. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•                                          although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•                                          adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•                                          adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation;

•                                          adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•                                          other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other IFRS results. The following table presents a reconciliation of adjusted EBITDA for each of the periods indicated:

	Predecessor (Acquity Group LLC)	Year ended December 31,
(Amounts in thousands of US$)	For the Period January 1- March 20, 2008	Successor (Acquity Group Limited) 2008	Pro Forma Adjustments		Pro Forma Basis 2008	2009	2010	2011	2012
Net profit (loss) attributable to shareholders	(1,022)	(8,075)	(1,183)		(10,280)	(71)	(3,371)	8,607	3,254
Interest Expense, net of interest income relating to business operations at Acquity Group LLC	150	(71)	—		79	111	14	(87)	(15)
Relating to acquisition of Acquity Group LLC by Acquity Group Limited	—	4,581	850	(3)	5,431	2,407	6,297	61	—
Income tax expense (benefit)	16	(1,697)	(213	)(4)	(1,894)	897	1,853	6,472	9,870
Depreciation and amortization relating to business operations at Acquity Group LLC	190	742	—		932	842	941	1,469	2,279
Intangible assets affecting administrative expense relating to the acquisition	—	2,149	546	(2)	2,695	2,750	2,555	2,500	2,500
Impairment loss in goodwill	—	8,260	—		8,260	—	—	—	—
Equity in losses of associates (5)	—	—	—		—	—	—	1,038	1,388
Impairment losses in associates attributable to equity holders (6)									6,426
Other expenses and costs (1)	1,168	978	—		2,146	1,100	2,351	1,207	2,120
Adjusted EBITDA	502	6,867	—		7,369	8,036	10,640	21,267	27,822

(1) Includes advisory fees paid in connection with the issuance of the convertible bonds and acquisition of Acquity Group LLC, non-cash expenses in connection with the cancellation of incentive units in preparation for this offering, management fees paid to Equity Partners, professional fees related to an aborted financing transaction and the initial public offering related fees.

(2) Adjustment to record the expense attributable to the amortization of intangible assets identified at the acquisition date during the predecessor period, as if the acquisition had occurred on January 1, 2008.

(3) Adjustment to record the expense attributable to the valuation loss on convertible bonds during the predecessor period, as if the acquisition had occurred on January 1, 2008.

(4) Adjustment to record tax benefit incurred during the predecessor period as a result of the adjustments discussed in (2) and (3), as if the acquisition had occurred on January 1, 2008.

(5) Includes our share of net losses from our equity method investments in Huaren Commercial Trading Co., Ltd. and Digital Li-Ning Company Limited.

(6) Includes a reduction of the carrying value of our investments in Huaren Commercial Trading Co., Ltd. and Digital Li-Ning Company Limited, less losses attributable to non-controlling interest.

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks related to our business and industry

Brand e-commerce and digital marketing are emerging market segments, which makes it difficult to evaluate our current business and future prospects.

Brand e-commerce and digital marketing are relatively new and rapidly evolving market segments. Some of our current or potential clients have little or no experience using digital marketing and brand e-commerce technology services and have allocated only limited portions of their marketing budgets to such services. The adoption of digital marketing and brand e-commerce technology services, particularly by entities that have historically relied upon traditional channels, requires the acceptance of a new way of conducting business. In particular, our success depends on the general public’s continued willingness to use the internet as a means to purchase goods, share information, communicate and conduct commercial transactions. If consumers become unwilling to use the internet for communications or commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, outages or delays, disruptions or damage to users’ computers or other digital devices, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our businesses will suffer. If there is any reversal or slowdown of the trend towards the development of the brand e-commerce and digital marketing sector, our clients’ budgets for digital advertising may decrease, which would adversely affect our business, financial condition and results of operations.

We cannot assure you that the market for brand e-commerce technology services will continue to grow. If the market for such services fails to continue to develop or develops more slowly than we anticipate, our ability to grow our business may be limited and our revenues may decrease. In particular, our services depend to a significant extent on usage of social media, and certain countries, such as China and those in the Middle East, may restrict the use of social media for political and other reasons.

Our failure to manage growth and geographical expansion of our business could harm us.

We are continuing our efforts to grow and diversify our business both in the United States and internationally. We experienced rapid headcount growth during the past several years. As of December 31, 2010, 2011 and 2012, we had 356, 458 and 645 full-time employees, including 240, 334 and 485 project personnel, respectively. We have also recently expanded to eleven offices in the United States, two offices in Canada, two offices in Mainland China and one office in Hong Kong. This growth has placed, and will continue to place, demands on our operational and financial infrastructure.To effectively manage our growth initiatives, we will need to continue to expand, improve and adapt our personnel, operations, infrastructure and financial and information management systems and continue to implement adequate controls. These enhancements and improvements are likely to be complex and could require significant operating expenses, capital expenditures and allocation of valuable management resources. We may also have to expand our management team by recruiting and employing additional experienced executives and employees. If we are unable to adapt our systems and business, put adequate controls in place and expand our management team in a timely manner to accommodate our growth, our business may be adversely affected.

In addition, our ability to accurately budget project personnel headcount needs and maintain an appropriately sized workforce will affect our financial condition and performance. The utilization rate of our project personnel was 79.6%, 80.5% and 81.3% for the years ended December 31, 2010, 2011 and 2012, respectively. If we fail to maintain a high utilization rate, our financial condition and results of operations may be materially and adversely affected.

Implementing our acquisition strategy could result in dilution and operating difficulties leading to a decline in our operating profit.

A key element of our business strategy involves expansion through the selective acquisitions of businesses, assets, products or technologies and strategic alliances that can enhance our existing capabilities or provide us with new capabilities and platforms strategic to brand e-commerce and digital marketing. We evaluate and explore strategic acquisition opportunities as they arise, including business combination transactions and the purchase or sale of assets, including tangible and intangible assets such as intellectual property. Acquisitions using our ordinary shares or ADSs as consideration could also result in considerable dilution for our shareholders. Acquisitions may require significant capital infusions, typically entail many risks and could result in unforeseen difficulties, disruptions, distractions and expenditures in assimilating and integrating with the operations, personnel, technologies, products and information systems of acquired companies or businesses. We have in the past and may in the future experience delays in the timing and successful completion of such activities. These challenges may be magnified as the size of the acquisition increases. Furthermore, these challenges would be even greater if we acquired a business or entered into a business combination transaction with a company that was larger and more difficult to integrate than the companies and assets we have acquired in the past. Moreover, an acquisition may not succeed or the anticipated benefits of the acquisition may not be realized. A significant number of clients of the acquired businesses may cease doing business with us, key personnel of an acquired company may decide not to work for us or we may be required to enter into a geographic or business market in which we have little or no prior experience. Any of these circumstances could have an adverse effect on our operating profit and our results of operations generally.

We plan to continue to expand our business in emerging markets, where we have limited operating experience, which makes our business susceptible to numerous business risks and challenges.

Our growth strategy may involve expanding our business in emerging markets. However, we have limited operating experience in these markets, and we cannot assure you that our expansion strategy in these markets will be successful. Our experience in the United States may not be relevant to our ability to expand in emerging markets. In addition, our lack of a track record in emerging markets increases our execution risks and the risks described below:

•                                          competition with local or global companies operating in these markets, which could cause us to lose clients or business or put pressure on the pricing of our services;

•                                          compliance with local legal and regulatory requirements,

•                                          fluctuations in foreign currency exchange rates, which could impact our revenues and costs in overseas markets;

•                                          greater difficulty in accounts receivable collection, which could negatively impact our revenues and gross profit;

•                                          uncertain political and economic climates, which could disrupt our business;

•                                          different employer/employee relationships than what we are accustomed to in our current operations, which could impact our operational efficiency and level of client service;

•                                          language and cultural barriers; and

•                                          price controls or other restrictions on foreign currency.

Some of these factors may cause our costs of doing business in emerging markets to exceed our comparable costs in the U.S. market. We cannot assure you that our global expansion strategy will be successful. If we fail to execute our strategy to expand our business in emerging markets, our growth, financial prospects and results of operations may be adversely affected.

Our clients operate in rapidly changing industries, which makes our operating results difficult to predict.

The industries in which our clients operate, including the retail, technology, media, telecommunications and financial services industries, are rapidly evolving, making our risks, capital needs and operating results difficult to predict. Any failure to adapt our business in response to changes affecting our clients’ industries or businesses could adversely affect our operating results. As a result, our quarterly and annual revenues, operating results and growth rates are likely to fluctuate significantly and we believe that quarter-to-quarter and year-to-year comparisons of our revenues and operating results may not be accurate indicators of future performance.

Any downturn in the retail sector may adversely affect our business operations and financial condition.

We have generated a significant portion of our revenues from the retail sector, which accounted for 44.2%, 49.3% and 45.2% of our revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Any downturn in consumer spending in the retail sector may cause our clients in that sector to scale back the resources and spending they devote to digital strategy, digital marketing and brand e-commerce technology services, which may in turn adversely affect our business operations and financial condition.

We incurred net losses in 2008, 2009 and 2010 and may incur net losses in the future.

For the years ended December 31, 2008, 2009 and 2010, we incurred net losses of US$10.3 million, US$0.1 million and US$3.4 million, respectively. Our losses primarily resulted from the impact of non-cash items, such as non-operating expenses in connection with the acquisition of Acquity Group LLC in March 2008, as well as the finance costs associated with the convertible bonds issued by GlobalGrowth in February 2008. For example, we incurred impairment loss on goodwill and intangible assets in the amount of US$8.3 million in 2008 and also incurred interest expense on convertible bonds in the amounts of US$3.3 million, US$4.2 million and US$3.0 million for the years ended December 31, 2008, 2009, 2010, respectively. Most of the expenses in connection with the acquisition of Acquity Group LLC and the issuance of the convertible bonds did not recur after December 31, 2010. We had net profit of US$8.3 million and US$2.5 million for the year ended December 31, 2011 and 2012, respectively. However, our ability to maintain profitability is also affected by various other factors, many of which are beyond our control. For example, the success of our digital strategy, digital marketing and brand e-commerce technology services depends on the demand for our services driven by the global trend towards increased internet usage. In addition, our ability to be profitable depends on our ability to control our costs and operating expenses, which we expect will increase as we expand our business. We cannot assure you that we can sustain profitability or avoid net losses in the future. If we fail to increase revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our revenues, our business, financial condition and results of operations will be adversely affected.

If we fail to keep up with the technological developments and users’ changing requirements and preferences, our business and prospects may be materially and adversely affected.

The brand e-commerce and digital marketing industries are subject to rapid changes in technology, user preferences, the nature of services offered and business models. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from technological developments, such as increasing use of different digital devices and use of social networks. If we do not adapt our services to such changes in an effective and timely manner and deliver results such as enhanced brand experience or increased e-commerce spending, we may suffer from reduced demand for our services.

We periodically enhance and expand our digital marketing or e-commerce technology and systems, network infrastructure and other technologies to accommodate increases in the service volume due to factors including launches of new projects or engagements and seasonal fluctuations in client and consumer demand. To remain competitive, we must enhance and improve the responsiveness, functionality and features of our brand e-commerce and digital marketing platforms, and develop and introduce new business offerings and programs. Any inability to enhance and expand our existing technology, systems or network infrastructure to manage such increased business volume may make our platform less attractive to clients, cause unanticipated systems disruptions, slower response times and a decline in client services, including impaired quality and speed of order fulfillment. We may be unable to improve and increase the capacity of our network infrastructure sufficiently or to anticipate and react to expected increases in the use of the platform to handle increased volume, or to obtain needed related services from third-party suppliers. We may also fail to use new technologies effectively or fail to adapt our proprietary technology and systems to client requirements or emerging industry standards. If any of these issues arise, our financial condition and results of operations could be adversely affected.

Charges to earnings resulting from acquisitions may adversely affect our financial condition and results of operations.

In connection with our acquisition of Acquity Group LLC in March 2008, we recorded goodwill of US$25.2 million and intangible assets, including customer relationship and trademarks, of US$18.8 million at the date of acquisition. We incurred impairment losses on goodwill and intangible assets of US$8.3 million in 2008 due to the unfavorable economic conditions at the date of the impairment test, which substantially reduced our net profit. In addition, we recorded amortization expenses of US$2.5 million in each of 2009, 2010, 2011 and 2012 in relation to the customer relationships acquired in the acquisition. For any business combination that we consummate, we will recognize the identifiable assets acquired, the liabilities assumed and any non-controlling interest in acquired companies generally at their acquisition date fair values and, in each case, separately from goodwill. Goodwill as of the acquisition date is measured as the excess amount of consideration transferred, which is also generally measured at fair value, and the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. After an acquisition is completed, the following factors could result in material charges and adversely affect our business, financial condition and results of operations may adversely affect our cash flows:

•                                          costs incurred to combine the operations of companies we acquire, such as employee retention, redeployment or relocation expenses;

•                                          impairment of goodwill or intangible assets;

•                                          amortization of intangible assets acquired;

•                                          a reduction in the useful lives of intangible assets acquired;

•                                          charges to our operating results resulting from expenses incurred to effect the acquisition; and

•                                          changes in the estimate of fair value of contingent consideration.

Substantially all of these costs will be accounted for as expenses that will decrease our profit and earnings per ADS for the periods in which those costs are incurred. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our acquisitions and the extent of integration activities. If we undertake any acquisitions in the future, there may be impairment charges to our earnings resulting from acquisitions, which may adversely affect our financial condition and results of operations.

The digital marketing and e-commerce industry is highly competitive; if we cannot effectively compete, our business may be adversely affected.

The digital marketing and e-commerce industry is relatively new and highly competitive. We compete with the digital advisory arms of strategic consulting firms for our digital strategy services, with digital marketing agencies for our multi-channel digital marketing services and with providers of e-commerce solutions that enable online sales for our brand e-commerce technology services. Our competitors in these different service sectors could also adopt our end-to-end service model and become our direct competitors in all categories of services. We expect competition to intensify as the industry matures. Some of our competitors have more clients, greater brand or name recognition and greater financial, technical, marketing and public relations resources than we do. Competition for clients is intense, and we may not be able to add new clients or keep existing clients on favorable terms, or at all. Furthermore, our industry, and the related technology, is evolving quickly. As a result, new and unknown market entrants pose a threat to our business and may result in pressure on our billing rates. Current or future competitors may also develop or offer services that are comparable or superior to ours at a lower price, which could affect our ability to retain existing clients and attract new clients. In addition, current and potential competitors have established or may establish strategic alliances among themselves or other third parties to increase their ability to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We cannot assure you that we will be able to continue to compete successfully with existing competitors or any new competitors. If we fail to compete successfully, the market share of our digital marketing and e-commerce technology services would be adversely affected, which in turn would adversely affect our long-term business growth, profitability and results of operations.

Many of our clients outsource their brand e-commerce business to us to capitalize on our experience and expertise. Our business could also be materially adversely affected if our clients decrease their level of such outsourcing. This is particularly likely to occur during general economic downturns, when corporations are more likely to bring previously outsourced functions back in-house to avoid or delay layoffs or reduce marketing spending, which may adversely affect our business, financial condition and results of operations.

We rely on third parties to provide a number of important services in connection with our business, and any disruption to the provision of these services to us could materially and adversely affect our business and results of operations.

Our business substantially depends upon services provided by third parties and relationships with third parties, including subcontractors, web-hosting software and hardware providers and payment service providers. We also engage independent subcontractors to provide services in order to meet client demand that exceeds the capacity of our project personnel. If the third parties on which we rely fail to provide their services effectively, terminate their service or license agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations. Certain third-party service providers could be difficult and costly to replace, and any disruption to the provision of these services to us may have a material adverse effect on our business, financial condition and results of operations.

General economic conditions, particularly in the United States, may adversely affect our financial condition and results of operations.

General economic conditions may adversely affect our financial condition and results of operations. The direction and relative strength of the global economy as well as the markets in which we compete, including the United States and Canada, continue to be uncertain and any weakness in consumer spending may have an adverse effect on our results of operations and financial condition. We may not be able to foresee downturns or respond to such downturns in a timely manner. Recent softness in the real estate and mortgage markets, volatility in fuel and other energy costs, deteriorating economic conditions in different countries, difficulties in the financial services sector and credit markets, high levels of unemployment and other macro-economic factors have created consumer uncertainty about current economic conditions which could adversely affect consumer confidence and behavior in ways that adversely affect our financial condition and results of operations.

For the three years ended December 31, 2012, substantially all of our revenues were derived from clients in the United States. The United States has experienced, and is still in the process of recovery from, a significant economic downturn. The credit crisis, deterioration of global economies, rising unemployment and reduced equity valuations all create risks that could harm our business. Any downturn in the macroeconomic conditions in the United States would adversely impact the brand e-commerce and digital marketing industry in general, which may in turn adversely affect our business, financial condition and results of operations.

We may not be able to access on satisfactory terms, or at all, the credit and capital markets as needed to finance our growth plans, working capital requirements and liquidity needs.

We rely upon access to the credit and capital markets to fund our growth plans and working capital requirements. We may in the future need to seek additional equity or debt financing. We may not be able to obtain financing on satisfactory terms or at all and the terms of these securities could impose restrictions on our operations.

Market disruptions such as those recently experienced in the United States and abroad may increase our cost of borrowing or adversely affect our ability to access sources of liquidity. If we are unable to access credit at competitive rates when needed, or at all, if our short-term or long-term borrowing costs dramatically increase, or if we are not able to obtain financing on satisfactory terms or at all, our ability to finance our operations, meet our short-term obligations and implement our operating strategy could be adversely affected, which may limit our growth potential and our ability to execute our business strategy.

Our clients could experience unfavorable business conditions that could adversely affect our business.

Some of our clients have experienced, from time to time, difficulty raising capital and supporting their operations and implementing their business plans, or may be anticipating such difficulties. These clients may not be able to discharge their payment and other obligations to us. The non-payment or late payment of amounts due to us from our clients could negatively impact our financial condition. If the business environment for our clients worsens, our business, results of operations and financial condition could be materially adversely affected. If any of our clients were to exit the business to which we provide services, declare bankruptcy, suffer other financial difficulties, fail to pay amounts owed to us, demand lower billing rates, and/or terminate or modify its relationships with us, our business, results of operations and financial condition could be adversely affected. In the case of bankruptcy or insolvency by one of our significant clients, accounts receivable with respect to that client would potentially be uncollectible, which would adversely affect our financial performance.

In addition, our brand e-commerce technology services may be substantially impacted by the offline businesses of our clients. The impairment of the offline business of a client, whether due to financial difficulties, impairment of their brands, reduction in marketing efforts or reduction in the number of their retail stores, could adversely affect our business. If any of these occurs, consumer traffic and sales through our clients’ websites could be negatively affected and clients could choose not to continue to utilize our brand e-commerce technology services. Our results of operations could also be negatively impacted if certain of our clients fail to accurately forecast product or service demand.

Our contractual arrangements with our clients are generally short-term in nature and they may choose not to renew their engagements with us on similar terms or at all.

Key elements of our growth strategy include adding new clients and extending the term of existing client agreements. A change in the management of our clients could adversely affect our relationship with those clients, including our ability to renew agreements with those clients or enter into amendments to those agreements on favorable terms. In addition, our contractual terms with clients are generally less than three years, with some engagements being for one year or less. If, upon expiration of the original terms of the contracts, our clients decide not to renew their contracts with us on terms acceptable to us, or at all, our business, financial condition and results of operations will be adversely affected.

Our failure to meet clients’ expectations could result in losses, reputational damage or negative publicity and could subject us to liability for the services we provide.

As clients have dedicated more money and resources to our engagements with them, their expectations have also increased. As client engagements become larger and more complex and are required to be completed in a shorter time frame, we face increased management challenges and greater risk of mistakes or late delivery. Any failure on our part to deliver services in accordance with clients’ expectations could result in:

•                                          additional expenditures by us to correct the problem;

•                                          delayed or lost client revenues;

•                                          adverse client reactions and negative publicity;

•                                          damage to our reputation and our ability to gain new clients; and

•                                          claims against us.

In addition, from time to time, we are required to provide warranty work to our clients for which we do not charge our clients or charge for our services at lower billing rates. Our average realized billing rates for our project personnel are calculated as revenues collected for the period divided by total hours billed by our project personnel, including the hours incurred for warranty work. If we provide more warranty work to our clients, our average realized billing rates will be reduced accordingly, which would in turn affect our financial condition and results of operations.

Software and components that we incorporate into our multi-channel marketing services may contain errors or defects, which could have an adverse effect on our business.

We use a combination of proprietary software, particularly our analytics software, and third-party software in building our multi-channel marketing and brand e-commerce platform. Although we test certain software before incorporating it into our platform, we cannot guarantee that all of the third party technology that we incorporate will not contain errors, defects or viruses. If errors or defects occur in products and services that we utilize in our multi-channel marketing and e-commerce technology services, it could result in damage to our reputation, reduction in revenue and diverted development resources.

A disruption at any of our offices could materially and adversely affect our business, financial condition and results of operations.

We lease office space in eleven cities across the United States and two cities in Canada, and we also have the right to use our offices in Beijing and Shanghai, China pursuant to certain contractual arrangements. Any disruption at any of our offices, including system, network, telecommunications, software or hardware failures, any damage to our physical locations or off-site data centers, or our ability to access our locations for any reason, could materially and adversely affect our business, financial condition and results of operations.

Our operations are subject to the risk of damage or interruption from:

•                                          fire, flood, hurricane, tornado, earthquake or other natural disasters;

•                                          power losses and interruptions;

•                                          Internet, telecommunications or data network failures;

•                                          physical and electronic break-ins or security breaches;

•                                          computer viruses;

•                                          acts of terrorism;

•                                          outbreak of disease; and

•                                          other similar events.

If any of these events occurs in any of our offices, it could result in interruptions, delays or cessations in our businesses. Any interruptions to our business could adversely affect the utilization rate of our project personnel, which would in turn adversely affect our gross margin, profitability and results of operations. In addition, our clients might seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address and damaging to our reputation.

A disruption in transportation systems may affect our business travel and thus adversely affect our business.

In providing our digital strategy, digital marketing and brand e-commerce technology services, our personnel are required to travel on business across the United States, as well as in foreign countries. Adverse circumstances or events that might disrupt transportation systems and affect our business travel include the following:

•                                          an outbreak of war or political or social unrest;

•                                          an outbreak of serious contagious diseases, such as severe acute respiratory syndrome, avian influenza or the H1-N1 virus;

•                                          acts of terrorism; and

•                                          severe weather conditions, earthquakes, floods or other natural disasters.

As a result of such travel disruptions, we may not be able to provide our services to our clients on a timely basis, which may lead to decreased client satisfaction and even legal disputes. Any delay in the provision of our services by our project personnel caused by travel disruptions may adversely affect the utilization rate of our project personnel, which would in turn adversely affect our gross margin, profitability and results of operations.

Problems relating to internet infrastructure could adversely affect our business.

The success of our businesses depends on the continued development and maintenance of the internet infrastructure. As currently configured, the internet may not support changes in technology or continued increases in the number or requirements of users, or there may be delays in the development of necessary modifications to the internet infrastructure, either of which could result in internet outages, malfunction and delays. In addition, problems caused by “viruses,” “worms” and similar programs and/or cyber attack may harm the performance of the internet or our systems. Our digital marketing service may not achieve intended effects for our clients or the amount of traffic on our clients’ e-commerce businesses could decline materially if there are internet outages, malfunction or delays in the future.

We may be unable to protect our proprietary technology and intellectual property rights.

Our success depends upon the protection of our intellectual property rights. We rely on a combination of trademark laws, copyright laws and contractual provisions to protect our intellectual property rights. We may be unable to deter infringement or misappropriation of our software, trademarks, business processes and other proprietary information and material, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. Furthermore, our intellectual property rights may not be registered or protected in all relevant jurisdictions. The steps we have taken to protect our proprietary rights may be inadequate and third parties may infringe or misappropriate our proprietary rights. Any significant failure on our part to protect our intellectual property could make it easier for our competitors to offer similar services and thereby adversely affect our market opportunities. In addition, litigation may be necessary in the future to enforce our intellectual property rights. Litigation could result in substantial costs and diversion of management and technical resources. In addition, in 2011, we established a joint venture relating to k121.com, an internet retailing website for sportswear products in China. As intellectual property rights are not protected in the PRC to the same extent as in the United States, our joint venture in China may face increased risk of intellectual property infringement.

We may be subject to intellectual property claims or competition or trade practices claims that could be costly and could disrupt our business.

Third parties may assert that our businesses or technologies infringe or misappropriate their intellectual property rights, or that we are engaging in unfair competition or other illegal trade practices. We could increasingly be subject to infringement claims as our services expand in scope and complexity. In 2011, we entered into a joint venture relating to k121.com, a leading internet retailing website for sportswear products in China, which sells international and PRC domestic brands. However, we may be unable to obtain adequate authorization from such brands to use their trademarks, logos and other marks in a timely manner, or at all, which may expose us to potential claims for unauthorized use of such trademarks, logos and other markings under PRC law. Any infringement and other intellectual property claims, whether meritorious or not, are time consuming and costly to resolve, and could require expensive changes in our methods of doing business, could require us to enter into costly royalty or licensing agreements, or could require us to cease conducting certain operations. We may be unsuccessful in defending against these claims, which could result in substantial damages, fines or other penalties. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management’s time and disruptions in our business. Any of these claims could also harm our reputation.

We have incorporated open source software into our platform. Although we closely monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our platform to our clients. In that event, we could be required to seek licenses from third parties in order to continue offering our platform, to reengineer our platform or discontinue use of portions of the functionality provided by our platform, any of which could have a material adverse effect on our business, operating results or financial condition.

We rely on insurance to mitigate some risks facing our business, and to the extent our insurance does not mitigate the risks facing our business or our insurers are unable to meet their obligations, our operating results may be negatively impacted.

We maintain various insurance policies, including property casualty insurance to cover certain potential risks and liabilities covering our equipment and facilities. In addition, we provide workers’ compensation to our employees pursuant to different states’ statutory requirements. We also maintain key-man life insurance for certain senior management members. However, we do not maintain business interruption insurance or general third-party liability insurance. It is possible that we may not have adequate insurance to meet our needs, may have to pay high prices for the insurance coverage we have, may have high deductibles or may not be able to, or may choose not to, acquire insurance for certain types of business risk. This could leave us exposed to potential claims. If we were found liable for a significant claim in the future, our operating results could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, our operating results could be negatively affected. There can be no assurance that our insurance will be adequate to protect us from pending and future claims.

Existing or future laws or regulations could harm our business.

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business over the internet. With the development of the internet, federal and state regulation of various aspects of the internet and digital technologies has increased, including intellectual property rights and infringement, user privacy, information security and data protection, advertising methods and on-line content. Our international operations are also subject to U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials.

It is not clear how some existing laws apply to the Internet and e-commerce, and some laws that are specific to the Internet and e-commerce, such as the Digital Millennium Copyright Act and The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. The laws and regulations regulating social media also vary from country to country and there are new regulations regarding taxation of e-commerce activities currently being adopted in certain countries. In addition, the potential scope of operation and enforcement of the new Consumer Financial Protection Bureau with respect to those handling consumer credit card transactions also is unclear at present. Unfavorable regulations and laws, or interpretations thereof, could diminish the demand for our services, limit the services we can provide, increase our cost of doing business and subject us to penalties.

Disputes with our joint venture partners and other business partners and losses in connection with our joint ventures may adversely affect our business.

We have in the past formed, and may in the future form, joint ventures, consortiums or other cooperative relationships with other parties to jointly engage in certain business activities. In 2011, we entered into a joint venture  with Li Ning, to develop, market and sell Li Ning’s sports apparel, shoes and accessories via brand e-commerce and digital marketing in the U.S. We also entered into a joint venture relating to k121.com in 2011, a leading e-commerce platform for selling sportswear products in China. Our joint venture partners and other business partners may (i) have economic or business interests or goals that are inconsistent with ours; (ii) take actions contrary to our instructions or requests or contrary to our policies or objectives; (iii) be unable or unwilling to fulfill their obligations under the relevant joint venture arrangements or other cooperative arrangements, including their obligation to make required capital contributions; or (iv) have financial difficulties. In addition, we account for our investments in our joint ventures using the equity method of accounting. As a result, we record our proportional share of each joint venture’s earnings (loss) as earnings (loss) in our income statement, which can result in increased volatility in our profits.

Entering into joint venture arrangements with companies and individuals based in foreign countries may subject us to changes in economic and political conditions in those foreign countries, as well as relevant laws and regulations. For example, operating our joint venture relating to k121.com in China may subject us to changes in economic and political conditions in China as well as relevant PRC laws and regulations regarding foreign-invested enterprises, including foreign currency exchange rules. See “Item 3. Key Information - D. Risk Factors-Strict PRC laws on foreign investment may have an adverse impact on the operation of our joint venture in China and impede our business expansion in China.”  In addition, as PRC laws and regulations are evolving gradually, their interpretation and enforcement involve significant uncertainties that could limit the reliability of the legal protections available to us. The PRC administrative and court authorities also have significant discretion in interpreting and implementing statutory terms. Thus, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we have in the PRC legal system than in more developed legal systems. As a result, we may encounter difficulties when bringing legal claims against our PRC-based joint venture partners.

A serious dispute with our joint venture partners or other business partners may cause the loss of business opportunities or disruption to or termination of the relevant project or business venture. Such dispute may also give rise to litigation or other legal proceedings, which would divert our management’s attention and other resources, and if a decision or award is rendered against us, we could be required to pay significant monetary damages, assume other liabilities and suspend or terminate the related project or operations. In the event that we encounter any of the foregoing issues, our business, financial condition and results of operations may be materially and adversely affected.

In addition, we may not be able to recover the value of our initial investment in the event that the joint ventures are terminated or we divest our interests to third parties. On February 18, 2013, shareholders of Digital Li-Ning Company Limited entered into an agreement to terminate the joint venture. We carried out a net realizable value analysis based on a liquidation scenario and recorded an impairment loss of US$0.7 million, based on the difference between the carrying amount of investment and the expected net realizable value of US$0.2 million. The actual net relizable value could differ from the foregoing estimate. The other joint venture of us, Huaren Commercial Trading Co., Ltd., has been unprofitable and does not have a definitive business plan. Therefore, the shareholders of Huaren Commercial Trading Co., Ltd. have been contemplating strategic options, including but not limited to a sale of the business or a voluntary liquidation. Taking into account of the foregoing factors, we believe that indicators of the investment impairment were present and engaged an independent valuation firm to determine the fair value of our investment. Based on the results of the valuation, we reduced the carrying value of our investment to zero and recorded a $6.3 million impairment loss. There is no assurance that any future strategic option undertaken will generate liquidation or divestment proceeds to offset this impairment loss.

Strict PRC laws and regulations on foreign investment may adversely impact the operation of our joint venture in China.

China has adopted strict laws and regulations regarding foreign investment in the PRC. Besides the Company Law of the PRC, our joint venture in the PRC must also comply with the Law of the PRC on Chinese-Foreign Equity Joint Ventures and its Implementation Rules, which apply to foreign-invested enterprises established in the form of an equity joint venture and provide restrictions on distribution of profits. The PRC government also imposes strict controls over foreign currency exchange. The conversion of Renminbi for capital account items is subject to the approval or verification of the State Administration of Foreign Exchange, or SAFE, and our PRC joint venture is required to apply to SAFE for a foreign exchange registration certificate for foreign-invested enterprise, which is subject to review and renewal by SAFE on an annual basis. Failure to pass the SAFE annual review or timely file changes with SAFE may subject us to administrative penalties.

In addition, foreign investment and ownership in certain PRC industries are subject to limitations. Foreign investors must comply with the Catalogue for the Guidance of Foreign Investment Industries and other applicable PRC laws and regulations regarding foreign investment in specific industries. Furthermore, those PRC laws and regulations may change and new restrictions may be imposed on our investment and business in the PRC. For example, in August 2011, the PRC government adopted the Security Review System in Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, under which mergers and acquisitions transactions by foreign investors of domestic enterprises in sensitive sectors or industries may be subject to security review. Due to the uncertainty of the newly adopted security review system, our potential expansion in the PRC through mergers and acquisitions may be subject to security review. The security review procedures are time-consuming and uncertain, which may impede our business expansion in the PRC.

Our success depends upon our executive officers and other key personnel.

Our success depends to a significant degree upon the contribution of our executive officers and other key personnel. In particular, the senior management team of Acquity Group LLC has an average of more than 20 years of experience in brand e-commerce and digital marketing. Our executive officers and key personnel could terminate their employment with us at any time despite any employment agreements we may have with these employees. Due to the competition for highly qualified personnel, we cannot be sure that we will be able to retain or attract executive, managerial or other key personnel. In addition, key personnel of an acquired company may decide not to work for us. Our executive officers or key personnel may not comply with the non-competition restrictions in their employment agreements and leave us to join our competitors. The loss of any of our key personnel could harm our business if we are unable to effectively replace that person, if we incur significant operating expenses and direct management time to search for a replacement, or if that person should join one of our competitors or otherwise compete with us.

In addition, pursuant to the Deed in Respect of the Bonds Issued by 2020 China Holdings, Ltd., entered into on April 3, 2012 among China Holdings, Datai Bay, SHK and Equity Partners, or the 2012 deed, Equity Partners shall use its best efforts to sell on behalf of Datai Bay all of our ordinary shares that are held by Datai Bay during a selling period commencing after the lock-up period of our initial public offering. Equity Partners shall be entitled to a performance fee relating to the level of returns achieved by Datai Bay as a result of such sales as specified in the 2012 deed. See “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions—Performance fees payable to Equity Partners.”  Equity Partners is a limited liability company 49.9% owned by G. George Lu, our executive chairman and group chief executive, and 10.0% owned by Adrian Chan, our director and company secretary. As a director and executive officer of our company, each of Mr. Lu and Mr. Chan has certain fiduciary duties to our company under Cayman Islands law. Such obligations of Equity Partners under the 2012 deed and the potential incentive of the performance fee could partially divert Mr. Lu and Mr. Chan’s attention from their primary duties and responsibilities to our company during the selling period of the shares.

We may be liable if third parties misappropriate our or our clients’ or customers’ personal information from our network.

We cannot be assured that our security measures will prevent security breaches. A compromise of our security systems that results in customers’ personal information being obtained by an unauthorized person could result in litigation against us and fines imposed on us, and could adversely affect customers’ willingness to utilize our and our clients’ businesses, as well as our reputation, results of operations and financial condition. Additionally, any security breach could require that we expend significant resources to strengthen the security of our information systems and result in a disruption of our online operations.

We are subject to regulations relating to consumer privacy.

We collect and maintain customer data from our customers, which subjects us to increasing international, federal and state regulations related to online privacy and the use of personal user information. Legislation and regulations are pending in various domestic and international governmental bodies that address online privacy protections. Several governments have proposed, and some have enacted, legislation that would limit the use and transfer of personal user information or require online service providers to establish privacy policies. In addition, the U.S. Federal Trade Commission, or FTC, has urged Congress to adopt legislation regarding the collection and use of personal identifying information obtained from individuals when accessing websites, including both adults and minors. Even in the absence of laws requiring companies to establish these procedures, the FTC has settled several proceedings resulting in consent decrees in which internet companies have been required to establish programs regarding the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could limit our collection of and/or ability to share with our clients demographic and personal information from customers, which could adversely affect our ability to comprehensively serve our clients.

We may be unable to hire and retain skilled personnel which could limit our growth.

Given the rapid developments in the digital marketing and brand e-commerce sector, hiring and retaining skilled professionals who are able to deliver high-quality services is critical to our business. For the years ended December 31, 2010, 2011 and 2012, the average number of our project personnel was 202, 288 and 408, respectively. Due to intense competition for these individuals from our competitors and other employers, we may not be able to attract or retain highly qualified personnel in the future. Our failure to attract and retain the experienced and highly trained personnel that are integral to our businesses may limit our growth. Additionally, we have experienced recent growth in personnel numbers and expect to continue to hire additional personnel in selected areas. Managing this growth requires significant time and resource commitments from our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or to anticipate our future growth and personnel needs, we may not be able to retain skilled personnel and our business may be adversely affected.

If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.

In November 2011 we adopted our 2011 Share Incentive Plan. Our share incentive plan permits the grant of incentive share options, non-statutory share options, restricted shares, restricted share units, share appreciation rights, performance units, performance shares and other share-based awards to employees, directors and consultants of our company. Pursuant to the 2011 Share Incentive Plan, we granted 1,838,172 restricted shares to certain employees and directors on January 1, 2013, of which 2,500 restricted shares are reserved for potential settlement of 2,500 restricted share units granted on January 1, 2013, assuming certain specified vesting criteria is satisfied. As a result of such grant and potential future grants under the plan, we will incur share-based compensation expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. We will apply IFRS 2, Share-based Payments for the accounting treatment of our share incentive plan. As a result, we will have to account for compensation costs for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules under IFRS, which will reduce our profit. Therefore, additional share-based compensation we may grant in the future may have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an effective system of internal control, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2013, we will be required to prepare a management report on our internal control over financial reporting containing our management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company, which may be up to five full fiscal years following the date of our initial public offering. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Risks related to our ordinary shares and ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of companies engaged in e-commerce business have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors toward such companies listed in the United States as a whole and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume of our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                                          actual or anticipated fluctuations in our quarterly results of operations;

•                                          variations in our revenues, earnings and cash flow;

•                                          announcements of new investments, acquisitions, strategic partnerships or joint ventures;

•                                          announcements of scientific developments or the issuance of patents to us or our competitors;

•                                          announcements of new products or services and expansions by us or our competitors;

•                                          changes in financial estimates by securities research analysts;

•                                          additions or departures of our executive officers and key personnel;

•                                          release or expiry of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•                                          potential litigation or regulatory investigations; and

•                                          fluctuations in market prices for our products or services.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2013, the latest practicable date, we had 47,032,820 ordinary shares outstanding, represented by 23,516,410 ADSs.  In addition, the Company granted 1,838,172 restricted shares to certain employees and directors on January 1, 2013, of which 2,500 restricted shares are reserved for potential settlement of 2,500 restricted share units granted on January 1, 2013, assuming certain specified vesting criteria is satisfied.  All ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

In addition, pursuant to the 2012 deed, Equity Partners shall use its best efforts to sell on behalf of Datai Bay all of our ordinary shares that are held by Datai Bay during a selling period commencing October 23, 2012 and ending 18 months after April 26, 2012. If Equity Partners determines that there is sufficient market demand, SHK may participate in such sales, or may independently sell our ordinary shares that are held by it during such selling period. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions —Performance fees payable to Equity Partners.” Such sales of our ordinary shares that are held by Datai Bay and SHK during the selling period could cause the price of our ADSs to decline.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our amended and restated articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Our corporate actions are substantially controlled by our executive officers, directors, principal shareholders and affiliated entities.

As of March 31, 2013, the latest practicable date, our executive officers, directors, principal shareholders and their affiliated entities beneficially own approximately 61.3% of our outstanding shares. These shareholders, if they act together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including you.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                                          we have failed to timely provide the depositary with notice of meeting and related voting materials;

•                                          we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                                          we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                                          a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                                          the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive distributions with respect to the underlying ordinary shares if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are not required to comply with certain periodic disclosure and current reporting requirements of the Exchange Act. In addition, we are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering. We will cease to be an “emerging growth company” upon the earliest of: the last day of the fiscal year during which we have gross revenues of US$1 billion or more, the last day of the fiscal year following the fifth anniversary of the date of our initial public offering, the date on which we have issued more than US$1 billion in non-convertible debt during the previous three-year period, or when we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be more volatile.

We have incurred increased costs as a result of being a public company.

As a public company, we have incurred a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, and the NYSE MKT, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2013. In the future, we would lose our foreign private issuer status if it is determined that a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and if a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, we would have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We would also be required to present financial statements in accordance with U.S. generally accepted accounting principles and to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. As a result, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs.

The planned conversion of our financial statements from IFRS to U.S. GAAP may strain our resources and increase our expenses.

As a foreign private issuer, we currently report our financial results under IFRS issued by the International Accounting Standards Board. We plan to voluntarily change the financial reporting standards we apply to our financial statements from IFRS to U.S. GAAP in 2013. There remains potentially significant and material differences in several key areas between U.S. GAAP and IFRS. In addition, U.S. GAAP provides specific guidance for certain classes of accounting transactions for which equivalent guidance in IFRS does not exist. The planned voluntary conversion to U.S. GAAP may have an impact on a few aspects of our operations, including but not limited to financial accounting and reporting systems. In addition, there may be additional compliance requirements in association with preparing financial statements in accordance with U.S. GAAP, such as the requirement of providing financial statements in an interactive format using XBRL, which currently does not apply to foreign private issuers that prepare their financial statements in accordance with IFRS.  It is possible that a significant amount of time, internal and external resources and expenses may be required for this conversion.

The planned conversion of our financial reporting system may strain our resources and delay the production of financial reports.

We plan to change the enterprise resource planning system we currently use in 2013.  The planned change may have an impact on our financial accounting and reporting, including but not limited to the timeliness and accuracy of our financial reports.  It is possible that a significant amount of time, internal and external resources and expenses may be required to facilitate this change.

We may be or become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year in which (1) at least 75% of its gross income is passive income or (2) at least 50% of the value (determined on a quarterly basis) of its assets is attributable to assets that produce or are held for the production of passive income.  Based on the composition of our income and value of our assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2012  and do not currently expect to be a PFIC for our taxable year ending December 31, 2013.  However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for such year. In addition, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. holder. You are urged to consult your tax advisor regarding our possible status as a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.”

ITEM 4                                                   INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We are a holding company incorporated in the Cayman Islands on August 12, 2010. We conduct substantially all of our business through our principal operating subsidiary, Acquity Group LLC, a Delaware limited liability company established on March 22, 2001. We indirectly own 100% of the equity of Acquity Group LLC.

On March 20, 2008, our subsidiary 2020 GlobalGrowth Equities Limited, or GlobalGrowth, a limited liability company incorporated in the Cayman Islands, acquired 910,100 class A units of Acquity Group LLC for US$49.0 million. After taking into account the redemption by Acquity Group LLC of 780,089 class A units from other unit holders immediately thereafter, GlobalGrowth held a 70% equity interest in Acquity Group LLC. At that time GlobalGrowth was owned by two individuals, Louis Koo and Adrian Chan. GlobalGrowth’s equity interest in Acquity Group LLC was held through a wholly owned subsidiary, Global Investments, a limited liability company incorporated in Delaware. The remaining 30% of the outstanding equity interest in Acquity Group LLC was held by certain senior management of Acquity Group LLC.

The acquisition of Acquity Group LLC was funded through the issuance in February 2008 by GlobalGrowth of convertible bonds in the aggregate amount of US$50.2 million to two financial investors, Datai Bay Investments Ltd., or Datai Bay, which is a subsidiary of Khazanah Nasional Berhad, and SHK Asian Opportunities Holdings Ltd., or SHK. Additional bonds were issued from August 2008 to April 2010, in the aggregate amount of US$2.1 million. The initial maturity of the bonds was in February 2010, with an option for further extension of up to two years. These bonds were subsequently cancelled due to our restructuring, as described below.

In anticipation of our overseas listing and to facilitate foreign investment in our company, we reorganized our corporate structure through the following steps:

(1)         Our company, Acquity Group Limited, was incorporated in the Cayman Islands on August 12, 2010 as the holding company for the business of Acquity Group LLC as well as other future business projects. Our initial shareholder was 2020 China Holdings, Ltd., or China Holdings, which was incorporated in the Cayman Islands on August 4, 2010 to be our holding company. The entire issued share capital of China Holdings is held by Louis Koo and Adrian Chan.

(2)         On August 23, 2010, Louis Koo and Adrian Chan transferred the entire issued share capital of GlobalGrowth to us for nominal consideration and GlobalGrowth became our wholly owned subsidiary.

(3)         The senior management of Acquity Group LLC contributed all their equity interests in Acquity Group LLC to Global Investments on December 24, 2010 and in return received newly issued shares in our company.

On December 15, 2010, pursuant to a deed in respect of the convertible bonds issued by GlobalGrowth, the convertible bonds issued by GlobalGrowth were assigned by Datai Bay and SHK to China Holdings, in consideration of which China Holdings issued exchangeable bonds to each of Datai Bay and SHK. The convertible bonds issued by GlobalGrowth were subsequently cancelled. China Holdings subsequently partially redeemed the exchangeable bonds it had previously issued to Datai Bay in the principal amount of US$26.6 million, which redemption was financed by the existing cash reserves of China Holdings as well as the issue of exchangeable notes in the aggregate amount of US$25.8 million to two parties, namely, Surfmax Investment Partners Limited, or Surfmax, and G. George Lu, our chairman. Surfmax is a limited liability company incorporated in the British Virgin Islands and is indirectly owned by G. George Lu’s sister and by one of our directors, Adrian Chan. The partial redemption of the exchangeable bonds and issuance of exchangeable notes were completed in February 2011.

All of the above-described exchangeable bonds and notes issued by China Holdings have, in accordance with their terms, been automatically exchanged upon the completion of our initial public offering into the ordinary shares of our company held by China Holdings.

In December 2010, Cool Sports (HK) Limited, entered into a joint venture in the PRC related to k121.com, a leading brand e-commerce website for sportswear products in China.  Cool Sports (HK) Limited entered into the joint venture, Huaren Commercial Trading Co., Ltd., with three individuals, Mr. Qigong Zhu, Mr. Yan Wang and Mr. Shiu Wah Tse, for a term of 30 years. Cool Sports (HK) Limited, Mr. Zhu, Mr. Wang and Mr. Tse hold equity interests of 94.7%, 2.6%, 2.0% and 0.7%, respectively in Huaren Commercial Trading Co., Ltd.  Under an investment framework agreement entered into between the parties, Cool Sports (HK) Limited, Mr. Tse, Mr. Wang and Mr. Zhu are entitled to 5.0%, 28.0%, 50.2% and 16.8%, respectively, of the total profit earned by the joint venture. The joint venture has been a passive investment with which we did not have management involvement since inception.

In March 2012, we completed our last capital deployment into the joint venture based on terms agreed in December 2011. As a result, the combined proportion of the total profit earned by the joint venture attributable to Cool Sports (HK) Limited and Mr. Tse was increased from 33.0% to 39.7%. Given the continuing unprofitability of the joint venture and the uncertainty over its business plans, the shareholders decided to explore stategic options, including but not limited to a sale of the business or a voluntary liquidation. In November 2012, we decided that indicators of investment impairment were present and engaged an independent valuation firm to determine the fair value of its investment. The assessment was completed in March 2013.

In July 2011, the Company entered into a joint venture, Digital Li-Ning Company Limited, with Li Ning Company Limited.  Li Ning Company Limited granted an exclusive right to the joint venture to develop, market and sell Li-Ning sports apparel, shoes and accessories in the United States through a proprietary e-commerce platform developed by the Company and operated by the joint venture.  As of February 18, 2013, shareholders of Digital Li-Ning Company Limited entered into an agreement to terminate the joint venture.

We have received non-binding indications of interest relating to possible strategic transactions and the board of directors has retained professional advisors to evaluate such indications. There can be no assurance that such non-binding indications will result in any specific action or transaction.

B.                                    Our Business

We are a leading brand e-commerce and digital marketing company that leverages the internet, mobile devices and social media to enhance our clients’ brands and e-commerce performance. We are the digital agency of record for a number of well-known global brands in multiple industries, which means we are the principal provider of the brand e-commerce and digital marketing services for these clients.

We deliver end-to-end solutions to address our clients’ brand e-commerce and digital marketing needs. We offer three types of services: digital strategy, multi-channel digital marketing and brand e-commerce technology services.

•                                          Digital strategy: We provide our clients a broad array of digital strategy services aimed at enhancing the brand experience, increasing brand loyalty and monetizing their brands. We combine our business and technology expertise to analyze how products, brands and consumers interact and the role that current and emerging technologies play in this digital relationship. We assist clients to develop strategies to translate their brand identity to the digital channel, in order to enhance their brand e-commerce websites, integrate the customer’s online brand experience with their offline brand experience and increase the conversion of site visits to sales. Our strategies are formulated to deliver quantifiable results for our clients.

•                                          Multi-channel digital marketing: We assist our clients to create a seamless brand experience across internet, mobile devices and social media applications, allowing them to develop higher value and long-term customer relationships. We employ digital marketing techniques such as targeted online promotional activities, newsfeeds on social network websites, search engine optimization, mobile marketing and location-based services to engage customers with the brand. As a result, we help transform a client’s digital brand into an engaging experience for its customers, investors, vendors and prospective employees. We also help our clients analyze and track the effectiveness of these multi-channel digital marketing efforts.

•                                          Brand e-commerce technology: We design and implement online stores and other points of sale for our clients that can supplement their physical store networks or serve as an effective alternative to expanding those networks. In some cases, we also operate websites on behalf of our clients. As a result, we manage or control the user experience of many multinational and multi-lingual digital corporate platforms. Our brand e-commerce technology services also help our clients to create a lasting brand impression with their customers and sell their products and services. In addition, our technology experts assist our clients to enhance the technical aspects of their platform, such as creating applications and employing software and architectural solutions to fit their specific needs. Our Commerce OnDemand™ solution facilitates quick integration and implementation of our clients’ e-commerce sites.

Our experience and multinational capabilities have enabled us to serve more than 600 companies and their global brands, with many of whom we have had multi-year relationships of up to ten years. In 2012, we derived over 73.0% of our revenues from clients that were our clients in the previous year.

We primarily serve clients out of offices in eleven cities in the United States and two cities in Canada.

Our revenues increased from US$72.6 million in 2010 to US$106.7 million in 2011, and further grew to US$141.0 million in 2012. Our gross profit increased from US$31.4 million in 2010 to US$46.1 million in 2011, and further grew to US$61.9 million in 2012. Our net loss was US$3.4 million in 2010. Our net profit was US$8.3 million and US$2.5 million in 2011 and 2012, respectively. Our adjusted EBITDA increased from US$10.6 million in 2010 to US$21.3 million in 2011 and to US$27.8 million in 2012, representing a CAGR of 62.0% from 2010 to 2012. For a reconciliation of our non-IFRS adjusted EBITDA to the IFRS measure of net profit or loss, see “Item 3. Key Information-A. Selected Financial and Operation Data”.

Our services

Our company is positioned at the convergence of traditional advertising agencies, management consultants and pure technology providers. Our combined portfolio of services includes digital strategy, multi-channel digital marketing and brand e-commerce technology services. We offer each of these services on a stand-alone basis, but those services also complement each other to allow for cross-selling among service areas. By integrating these services in a single service package, we are able to lower our clients’ overall costs and reduce the need for them to engage multiple agencies for a single project.

Digital strategy services

We develop strategies that are aimed at enhancing the brand experience, increasing brand loyalty and monetizing the brand. Our typical engagement starts with a strategic evaluation of the digital-related challenges facing the client. We help the client to identify high growth digital opportunities to increase and enhance customer reach, and reduce costs so as to drive top-line growth and improve margins. We then employ our expertise to translate strategic intent into actionable plans that we help clients execute through our other service offerings. We assist clients to develop strategies to, among other things, enhance their digital presence, integrate the customer’s online experience with their existing offline brand experience and increase the conversion of site visits to positive brand impressions and sales. Our monetization strategies start with our clients’ business and financial models to determine the best sales strategy. We identify opportunities for multi-channel interactions and improved customer engagement platforms to improve monetization of the brand.

We conduct industry benchmarking and user research for developing the appropriate digital strategy for a particular client. We conduct intensive interviews with various stakeholders of our clients on a global scale in order to better understand their digital brand opportunities. We also conduct in-depth research on our clients’ specific industry to gain insights on the end-user points of view. Finally, we formulate a phased and sequential roadmap for carrying out an effective digital strategy.

Multi-channel digital marketing services

Our multi-channel digital marketing services focus on identifying customer acquisition and retention opportunities for our clients, which is the next phase of our client engagement after our digital strategy services. Through our digital marketing services, we create meaningful user experiences through the integration of creative concepts, channel execution and customized content. We employ user-centered processes to identify customer needs and balance those against our clients’ business objectives to create solutions for external websites, social media and mobile applications. We adopt a phased approach to achieve desirable user experiences, first creating artistic mock-ups, wireframes, sitemaps, schematics, process maps, feature lists, working prototypes and other artifacts to describe the intended user experience. After we receive our client’s approval based on these detailed design specifications, we work closely with development and design teams to ensure that these specifications are implemented. We also apply expertise in marketing analytics to collect, analyze and report on consumer behavior and make judgments about their behavior patterns as represented by such data.

Multi-channel marketing activities

Unlike other digital agencies that only focus on internet advertising, we achieve multi-channel marketing by supporting and encouraging digital community activities through a combination of internet, mobile devices and third-party social networking channels. We employ cutting-edge digital marketing techniques that have evolved from search engine marketing and optimization on the desktop to the use of social media and mobile applications. In particular, we offer programs that help to build thematic operator and brand communities for our clients. For example, subscribers may push, pull, publish and distribute content to or from established online social networks (e.g., Facebook and Twitter) via their mobile handset or through a single point from within their online accounts. This helps to foster a community that becomes a digital arena for the introduction of new services, branded promotions, incentives and contests.

One of the main channels on which we focus are our clients’ brand e-commerce websites. Our goal is to convey to the end users vivid and engaging impressions of our clients’ brands, which requires not only the technical design of the website, but also creative visual design skills. Once we have formulated the design concept suitable for each client’s unique brand impressions, our development managers are then responsible for designing the architecture, as well as developing and integrating front-end solutions so that these designs are translated into stimulating user experiences via digital channels. Through the brand e-commerce website, we aim to engage customers with our clients’ brands, drive sales conversion and offer a rewarding customer shopping experience. Our team focuses on understanding the customers’ needs and offering site personalization assessments that will improve the customer experience and enhance the brand. In addition to site personalization, we advise our clients how best to categorize website content for presenting the most user-friendly online experience and integrate the new website with their back-end systems, existing physical stores, product packaging and logistics vendors.

We also customize clients’ websites to make them accessible by mobile devices, such as smartphones and tablets. By maintaining the latest know-how regarding how consumers use these devices and what functions they offer, we are able to design applications that take advantage of touch-screen capabilities and help fully utilize the functionality of these devices as each new generation is rolled out. By customizing for these devices, we are able to help optimize the accessibility of our clients’ brands and keep them relevant for new generations of digital consumers.

Another important area of our expertise is the use of social media to further promote digital brands. We focus on creating content that attracts the attention of customers through social networking sites such as Facebook and Twitter and drives traffic and sales to client websites.

We monitor customer comments, posts and other feedback. We also support the ongoing management of clients’ social media initiatives. We are familiar with and have worked on many third-party tools in social media, offering our clients numerous options for possible software and solutions that could meet their needs. For example, we have a strategic relationship with leading social networking software providers that enable corporations to run their own social sites if they prefer not to outsource the site operation. We have implemented customer community and social media-based offerings and integrated them into our clients’ websites, which allows them to further engage consumers. The result for our clients can be an active social media community that supports forums, user-generated personas, photos, videos, polls and customer feedback.

In addition, we help our clients to develop other digital channels such as high-quality digital newsletter campaigns featuring new products, recent news and exclusive online promotions. These campaigns generally have a significant positive impact on web traffic and on translating clicks by web visitors into sales. We also combine knowledge of search engine marketing and optimization practices with a detailed knowledge of technology platforms to achieve measurable results by using best-of-breed on-site page optimization tactics, internal-linking strategies, back-linking strategies and back-link building. With our expertise, we are able to achieve top rankings in the search engine results, increase visibility of the brand and drive sales results for our clients.

Analytics

We use our proprietary analytics capabilities to assist our clients to make data-driven, fact-based decisions. Our proprietary toolsets enable (i) data mining utilizing pre-built adaptors to extract data from Google Adwords, Google Analytics and other major search engine marketing platforms, (ii) categorization of data by its lowest level characteristics using pre-built parsing and pattern recognition segmentation algorithms and (iii) analytics data warehousing specifically designed for digital marketing that allows for advanced statistical analysis. The results of our analysis are then used to build our proprietary statistical models. These models are founded on base models that represent common digital marketing patterns across most industries, on which we then apply advanced multiple regression analysis to create a customer-specific model. Based on this model, we formulate recommendations for the client to develop successful online marketing strategies and campaigns across various digital marketing channels.

Our analytical results help improve customers’ response rates to marketing campaigns, increase the frequency at which customers make purchases, enhance the value of each order and improve customer loyalty over time. Moreover, we closely interact with our clients to gain better insights on the effectiveness of our marketing campaigns. We believe our ability to capture and analyze integrated traffic and brand e-commerce sales data enhances the value of our strategic marketing services as it allows us to more precisely show the effectiveness of specific marketing activities, website changes, and other actions taken by our clients.

We also provide clients access to a large collection of standard and customizable reports via cutting-edge web analytics technology. This enables our clients to track and analyze sales, products, transactions, customer behavior and the results of marketing campaigns so they can enhance and adjust their marketing efforts to increase traffic, order close ratios and average order values. We believe this information is also valuable in measuring the lifetime value of particular customers.

Brand e-commerce technology services

We not only assist our clients with their digital marketing campaigns, but also provide our clients brand e-commerce technology services on a global basis. We help our clients to establish their on-line stores or optimize their existing online stores, as well as establish other points of sale. The solutions used for such service are typically complex and must have the capacity to facilitate thousands of transactions simultaneously through various types of Internet-enabled devices, including smartphones and tablets. Our brand e-commerce technology services are evaluated by our clients mainly based on time to market and the relevance and functionality of our solution on these devices. Our brand e-commerce technology services include the following:

•                                          Brand e-commerce platform selection and integration: We help our clients collect, organize, and prioritize their requirements for a brand e-commerce platform, resulting in a short list of potential platforms that would suit their needs. Based on our recommendations, our clients typically either choose a platform that they purchase from a third-party vendor or outsource the entire solution to us. We also assist our clients to integrate the platform into their existing back office systems. The brand e-commerce platforms help our clients to support a wide range of marketing, merchandising and selling activities. These platforms enable our clients to effectively execute promotions, up-sell and cross-sell and feature specific products and services throughout the shopping experience.

•                                          Implementation of cutting-edge technologies: We apply cutting-edge e-commerce technologies, including software, applications and architecture solutions, on our clients’ brand e-commerce platforms that allow our clients to make targeted offers designed to increase order close ratios and average order sizes. These technologies also allow for rapid deployment and upgrades of the brand e-commerce platforms. For example, we use our Commerce OnDemand® solution to provide services in connection with the development, operation and maintenance of our clients’ e-commerce sites. Utilizing our Commerce OnDemand® solution, our clients can achieve quick integration and implementation of their e-commerce sites. Our ability to provide these technologies in an outsourced solution also helps to address one of the largest challenges facing our clients, which is their ability to grow and enhance their e-commerce platforms to keep up with the rapid changes in technology. Most companies do not have the internal technology and marketing resources to do this themselves on a cost-effective basis. As a result, many of our clients outsource the entire end-to-end process of their brand e-commerce business to us to capitalize on our experience and expertise. By leveraging our years of experience in running brand e-commerce businesses, we offer complete solutions that enable our clients to engage in e-commerce without incurring up-front and on-going costs for qualified staff, hardware, software and network infrastructure, allowing them instead to focus on their core competencies.

•                                          Content management and customization: We help our clients manage and customize their digital contents such as website information, online product information, digital images or videos and other digital assets. These measures enhance the impression of a client’s brand, which can stimulate higher offline sales for products that are not normally sold online. For example, one of our key clients in the automotive industry must deliver not only robust content around the features and options of each automobile model but also maintain thousands of high-resolution images and videos of models available 24 hours a day. By helping this client to effectively manage and customize this vast amount of digital content, we contributed to improved sales conversion at dealerships along with an improved perception of the client’s digital brand. These challenges demand robust solutions that are aimed not only at directly selling a product online, but also at removing buying obstacles by streamlining site navigation, updating information and providing customer support chat services.

We support the customer’s digital experience through effective web content management and a cohesive digital governance policy, both of which are usually applied across different countries and regions for global brands. These offerings can be managed through client-facing, remotely controllable self-service tools that can be used by client personnel without specialized training. Whether or not the client outsources the entire solution to us, we help our clients achieve greater revenue from online transaction, and the clients’ customers can have a more rewarding shopping experience, with attractive product configuration options at multiple touch points. When clients outsource the entire solution to us, we use third-party data centers that perform and scale for uninterrupted operation in a high-demand environment. We only utilize data centers that feature fully redundant high-speed connections to the internet, server capacity to handle unpredictable spikes in traffic and transactions, 24-hour security and monitoring, back-up electric generators and dedicated power supplies.

Case studies

Challenges	Acquity Solution
A leading internet and software company

Client A, a leading internet and software company, decided to address two urgent issues relating to its online site:

i) how to refresh more than 4,000 pages of global online content at the pace necessary to engage customers and showcase its rapidly evolving product line; and ii) prioritize online revenue generation by improving content management and driving customer connectivity.

We have launched multiple sites for Client A, including:

• a website, containing tutorials, articles, forums and other content for the development community of Client A;

•  a website, with optimization for 29 languages and 56 geographies; and

•  Client A’s Digital Enterprise Platform and Customer Experience Solutions, offering a more comprehensive, cross-portfolio value proposition for customers along with social media integration.

A large automobile insurer

Client B, one of the largest automobile insurers in the United States, engaged us to create a digital teen experience and create unique modules for teens and parents to have authentic, engaging and productive interactions about responsible driving.

We translated the business plan designed by Client B into a digital brand strategy and digital marketing initiative to build loyal relationships with young drivers and their parents. The site won an Advertising Age award and we continue to provide strategic thought leadership and recommendations to keep teens and parents engaged with the program.

A large regional big-box retailer
Client C, one of the largest regional big-box retailers in the United States, had outsourced their e-commerce platform to a third-party provider. We were engaged to resolve	We developed an enhanced customer experience that better aligned with brand expectations. Re-launched, the e-commerce site’s availability increased from 85% in the

Challenges	Acquity Solution
misalignment within the company’s ecommerce and technology organizations as well as address the instability problem of the underlying e-commerce platform.	2010 holiday season to 99.96% in 2011, and the improved site performance contributed to Client C’s exceeding its planned sales for that season.

A leading specialty retailer

Client D, one of the leading specialty retailers in the United States, embarked on a rebranding program to integrate its multiple brands, previously in stand-alone boutique stores, into one-stop physical megastores. We were engaged to work on a transformation of its e-commerce experience into a multibrand shopping experience.

We defined and developed the digital strategy, user experience and creative design for the multi-brand portal and were responsible for the implementation of the brand e-commerce platform. The new platform will integrate five brands into one seamless web store—enabling customers to view and shop the company’s 1,700 style assortment and catering to a wide array of its customer profiles.

A large credit card insurer

Client E, one of the largest credit card issuers in the United States, was looking for a mobile solutions partner to maintain relevancy with its customer base through mobile platforms while gaining a competitive advantage in the emerging mobile payment space. It placed special focus on the mobile experience via smartphones and tablets.

As Client E’s mobile agency of record, we were responsible for developing a holistic mobile strategy across business units and executing that strategy. The number of Client E’s unique mobile users increased from 139,332 to 341,041 within one year.

A leading automobile manufacturer

Client F, a leading automobile manufacturer, engaged us to help build its corporate website to become the single digital source for world media to access up-to-date news coverage, press releases and vehicle information for all of its brands globally. One of the key subengagements was preparing the site for its 2010 initial public offering on the NYSE.

We designed and built a new global media site on our Content OnDemand Managed Services Platform. Our outsourced solution significantly lowered the total cost of ownership for the site and enabled authors in over nine countries to publish content faster than before. The solution establishes a flexible and scalable platform while introducing new social media capabilities and enables Client F to launch micro-sites and mobile-optimized sites for special events such as auto shows and other campaigns.

A large big-box department store chain

Client G is a large big-box department store chain in the United States. Its e-commerce website had not been significantly updated in the five years before engaging us and it found that its website was not ready to meet its expanding online business plan.

We transformed both the merchandising and technical platforms over a 36-month period. Client G’s e-commerce sales more than quadrupled from 2006 to 2010. The results were achieved without scaling overhead to support the rapid growth. The new web store allowed Client G to sell 100% of their SKUs online. We also assisted Client G in deploying a new gift registry, in-store kiosk and customer service solution.

A global laboratory supply and distribution company
Client H, a global laboratory supply and distribution company, was seeking to expand its	We delivered a 24-month realization plan and roadmap to evolve Client H’s digital

Challenges	Acquity Solution
digital marketing platform into other tactics that their 43 brands could leverage across 180 countries.	strategy to increase coverage into 11 new tactical areas, including organizational recommendations to foster innovation and handle the increase in demand of services from their 43 brands.

A leading luxury retailer

Client I, one of the leading luxury retailers in the United States, needed to remedy instabilities in its core e-commerce platform, build additional value-added functionality and drive efficiencies in product publication and platform development.

We developed a multi-year brand e-commerce technology strategy, identified a publishing process remediation roadmap, and implemented a visual merchandising tool. Client I achieved over 100% online revenue growth since the inception of our engagement.

A leading global distributor of scientific equipment

Client J is a leading global distributor of scientific equipment. Its catalog of over 750,000 products is accessed by its community of scientists every day across the world. We were asked to build a brand ecommerce strategy and platform roadmap that could support its global channel needs. We were later requested to build the global brand e-commerce platform for it.

We successfully deployed the global B2B commerce platform in the spring of 2011. The new platform fully integrates with back-end systems and is considered a leader in global B2B e-commerce.

A large maintenance, repair and operations service provider

Client K, one of the world’s largest maintenance, repair and operations service providers, was an early adopter of the digital channels and already had more than US$1 billion in online revenue when it engaged us. The engagement was to develop and execute a multi-year e-commerce strategic plan to align multiple channels (e.g., online, retail, catalog and direct) to deliver top line growth, cost containment, allow for product expansion and address competitive pressures.

We are actively working on Phase 1 of a multi-year initiative that targets to significantly boost Client K’s online revenue through increased customer growth and retention, business process optimization and technology innovation.

Our clients

Over the last decade, we have built relationships with over 600 companies that are active in the brand e-commerce and digital marketing sector. These clients span a wide range of industries, including retail, technology, media, telecommunications and financial services. We have an engagement history with some brand portfolios of over ten years and, in 2012, we derived 70% of our revenue from clients that had been our clients in the previous year. We provide services to these clients on a project-by-project basis. For those clients to which we have provided services over a period of several years, we have in many cases taken over the management and hosting of their digital properties and integrated their data on our servers. This level of integration and dependence makes it difficult for those clients to change to a new service provider. Thus, we believe it is difficult for new entrants or potential competitors to replicate organically the type of services we provide to our clients. In addition, through these multi-year relationships, we have gained intimate knowledge of the operations of our clients and built personal relationships with their executives. This level of knowledge typically takes years to replicate and makes it difficult for our clients to change to new providers without a significant ramp-up period. Furthermore, our more than a decade of experience in serving our clients provides us with a greater ability to recognize and foresee the needs of our clients and their customers and recommend new initiatives that allow our clients to maintain a digital advantage over their competitors.

Most of our clients lack the specialized expertise required for formulating and implementing successful brand e-commerce and digital marketing strategies and have chosen to outsource such work rather than developing their own inhouse capabilities. Our target clients generally seek to efficiently implement or enhance business initiatives, adapt their marketing strategies, or introduce new products or programs, without the burden of having to modify or expand their technology, customer care, supply chain or logistics infrastructure.

In 2012, our top ten clients as measured by revenues were, in alphabetical order:  American Express, Enterprise Holdings, Inc, Ford Motor Company, General Motors, HTC Corporation, Levi Strauss & Co, Pampered Chef, Recreational Equipment Inc., Thermo Fisher Scientific Inc., W. W. Grainger, Inc.

We are the digital agency of record for several of these clients. These ten clients collectively represented 37% of our revenues in 2012. In 2011, our top client, W.W. Grainger Inc, accounted for 13% of our revenues. In 2010 and 2012, no single client accounted for more than 10% of our revenues.

The following table sets forth the percentage of our revenues by client industry for the years ended December 31, 2010 and 2011 and 2012:

	% of Revenues for
Client Industry	2010	2011	2012
Retail	44.2%	49.2%	45.2%
Technology, Media and Telecommunications	12.8	13.9	6.1
Financial Services	10.7	11.2	11.0
Healthcare	9.5	5.1	3.5
Business Services	6.0	3.0	3.2
All Others Combined	16.8	17.6	31.0

We value our long-standing relationships with our clients and have had multi-year relationships with our top clients. Also, as many of our clients are large, multinational companies, there are still significant potential untapped revenue opportunities for us even among our top clients.

Sales and marketing

Our sales and marketing strategy is targeted at increasing market awareness of our brand and service offerings, gaining new business from target clients, cross-selling our services to existing clients, and promoting repeat business from existing clients. In addition, our sales efforts are data driven and we tailor our marketing proposals to fit each prospective client. We have a proprietary database of knowledge and insight built over ten years, as well as a highly customized Sales Force Automation and Customer Relationship Management solution. Our sales teams are located in our key target markets, which we believe provides us with a competitive advantage over many other competitors in the industry.

We believe the principles and procedures by which we select our clients are a key to our sustainable growth. We first identify companies with attributes that are consistent with our target client base, such as those that are leaders in their sector, have a complex business problem that requires a digital solution or face the challenge of evolving market trends within their sector that are forcing them to reevaluate their business model. We next evaluate their suitability as a client, including the competitive pressures facing them, whether we have a sponsor within the organization at an appropriate level and whether they have the budget available for the project. Once these factors are vetted, we determine what type of services to provide and which economic model (retainer or service contract) to adopt.

Our executive management is actively involved in business development and managing our key client relationships. Our main sources of leads for new revenue generation include our management team and directors’ relationships, database and media mining, industry analyst relationships and software vendor partnerships.

As of December 31, 2012, we had 57 sales professionals. Our sales team consists of client partners, account managers and special sales representatives. Client partners are responsible for directing all business development activities in their designated territories. Account managers are responsible for managing the day-to-day aspects of client relationships and supporting new business development efforts. Our special sales representatives strategically target potential clients with specific value propositions tailored for that particular company based on the analytics and subsequent preparation from the sales representatives team. We believe this unique model accelerates our sales process.

Our comprehensive marketing approach includes both direct and indirect marketing initiatives. Some of the direct marketing activities include speaking at industry conferences; attending various trade shows and industry events; and maintaining a significant presence at events held by strategic partners. These speaking and exhibiting engagements provide us with a number of qualified leads for the business development team. Some of the indirect marketing activities include managing the corporate website, regularly refining sales and marketing materials and maintaining a library of case studies in various sectors and industries highlighting the work we have done. In order to supplement these marketing efforts, we manage a comprehensive public relations effort aimed at achieving positive coverage in print and online trade and business publications, both at the local and national level.

Competition

We believe we are a pioneer in the area of brand e-commerce and one of the only agencies offering a full suite of services including digital strategy, multi-channel digital marketing and brand e-commerce technology based on the strong track record of our cooperative relationship with well-known global brands. However, we face many competitors that compete with us with respect to different parts of our business. Our competitors range from large international advertising agencies to smaller companies offering specialized e-commerce solutions. The competitive environment is also changing as a result of increased alliances among our competitors and through strategic acquisitions. We also face competition from the in-house digital marketing departments of some of our clients that may decide to take over the work once we have formulated a strategy or established an initial platform for them.

We face the following competitors in each of our respective service areas:

•                                          Digital strategy: The digital advisory arms of strategic consulting firms such as A.T. Kearney, The Boston Consulting Group and McKinsey & Company;

•                                          Multi-channel digital marketing: Digital marketing agencies that are either independent such as AKQA Inc., or subsidiaries of global advertising holding companies, such as Rosetta Marketing Group, LLC and Razorfish Inc.; and

•                                          Brand e-commerce technology: Providers of e-commerce solutions that enable online sales channel capabilities, such as Accenture Interactive, Deloitte Consulting, IBM Global Business Services and SapientNitro. There are other IT consulting companies providing services in this area, such as Cognizant, Infosys and Wipro.

We believe that the principal competitive factors in our industry are quality of services, time to market, technical and strategic expertise, ability to provide end-to-end solutions, brand recognition and track record size of the firm, as well as financial stability. We believe that we compete favorably with respect to these factors.

Intellectual property

Our key assets include intellectual property rights and our brand, which we have used for more than ten years in the United States. We rely primarily on a combination of trademark laws, copyright laws, confidentiality procedures and contractual provisions to protect our intellectual property rights and our brand. Our consumer-facing businesses depend on trademarks, service marks, copyrights and domain names, and we have registered, or applied for the registration of, a number of U.S. and international trademarks, service marks, copyrights and domain names. For example, we have registered the Commerce OnDemand® trademark and filed a supplementary trademark registration of Brand Commerce OnDemand®. We are entitled to use Brand E-Commerce on a first-use basis and intend to apply to register this trademark. We use our clients’ names, URLs, logos and other marks in connection with the operation and promotion of their brand e-commerce businesses. Our agreements with our clients provide us with licenses generally to use this intellectual property in connection with the operation of their brand e-commerce businesses. These licenses typically are coterminous with the respective agreements. In addition, we enter into confidentiality and invention assignment agreements with our employees to control access to software, documentation and other proprietary information.

Government regulations

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business over the internet. With the development of the internet, federal and state regulation of various aspects of the internet and digital technologies has increased, including intellectual property rights and infringement, user privacy, information security and data protection, advertising methods and on-line content. In addition, laws and regulations relating to user privacy, information security and intellectual property rights are being considered for adoption by many countries throughout the world.

In the area of intellectual property rights, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, our liability for listing, linking or hosting third-party content that includes materials that infringe copyrights. In the area of user privacy, the Children’s Online Privacy Protection Act restricts the distribution of materials considered harmful to children and imposes additional restrictions on the ability of online services to collect information from children under thirteen. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as the California Security Breach Notification Act. In the area of advertising methods and content, the Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 contains restrictions on the content and distribution of commercial e-mails and imposes complex and burdensome requirements in connection with sending unsolicited commercial promotion e-mails to customers or potential customers.

In addition, the operation of our joint venture in China may be subject to relevant PRC laws and regulations. Besides the Company Law of the PRC, our joint venture in China, as an equity joint venture, must also comply with the Law of the PRC on Chinese-Foreign Equity Joint Venture and its Implementation Rules, which provide restrictions on distribution of profits. Under the PRC foreign exchange laws and regulations, foreign currency exchanges are also strictly controlled. The conversion of Renminbi for capital account items is subject to the approval or verification of SAFE, and our joint venture is required to apply to SAFE for a foreign exchange registration certificate for foreign-invested enterprise, which is subject to review and renewal by SAFE on an annual basis. Failure to pass the SAFE annual review or timely file its changes with SAFE may subject our joint venture to administrative penalties. Foreign investors must comply with the Catalogue for the Guidance of Foreign Investment Industries and other applicable PRC laws and regulations regarding foreign investment in specific industries, and those PRC laws and regulations are amended from time to time. Furthermore, registration of our trademarks and use of our and others’ trademarks in China are required to comply with the Trademark Law of the PRC.

We believe we have complied with these laws and regulations in all material respects. The failure to comply with applicable laws or regulations could have a material adverse effect on our business. Any changes in the current laws and regulations or judicial interpretations narrowing their protections may subject us to greater risks and may increase our costs of compliance with these laws and regulations or limit our ability to operate certain lines of business. See “ Item 3. Key Information—D. Risk Factors —Risks related to our business and industry—Existing or future laws or regulations could harm our business.”

Insurance

We maintain various insurance policies, including property casualty insurance covering our equipment and facilities. In addition, we provide workers’ compensation to our employees pursuant to different states’ statutory requirements. We also maintain key-man life insurance for certain senior management members. We do not maintain business interruption insurance or general third-party liability insurance. We believe that our insurance coverage is in line with industry practice and is sufficient for our business operations.

C.                                    Organizational Structure

The following diagram illustrates our company’s corporate structure as of the date of this annual report:

Acquity Group Limited
(Cayman Islands)
100%
2020 GlobalGrowth Equities Limited
("GlobalGrowth")
(Cayman Islands)
100%
Xijiao International Limited
(Cayman Islands)
66.9%
Cool Sports (BVI) Limited(2)
(British Virgin Islands)
100%
100%
Acquity Group LUX S.à.r.l
(Luxembourg)
2020 Global Investments LLC
("Global Investments")
(Delaware)
100%
Xijiao Hong Kong Limited
(Hong Kong)
100%
Cool Sports (HK) Limited
(Hong Kong)
100%
Acquity Group Consulting CAN, Inc
(Canada)
100%
Acquity Group LLC
(Delaware)
19.9%
Digital Li-Ning Company Limited(1)
(Cayman Islands)
94.7%
Huaren Kudong Commercial Trading Co., Ltd
(PRC)(3)

(1) Joint venture relating to brand e-commerce and digital marketing of the Li-Ning brand in the U.S. markets. RealSports Pte Ltd., a wholly-owned subsidiary of Li Ning Company Limited, Sourcefield International Limited, a business company incorporated in the British Virgin Islands, and G. George Lu, our executive chairman and group chief executive, hold 19.9%, 30.1% and 30.1% of the equity interest in Digital Li-Ning Company Limited, respectively.

(2) G. George Lu, our executive chairman and group chief executive, Adrian Chan, our director and company secretary, and Shiu Wah Tse hold 25.5%, 5.0% and 2.5% of the equity interest in Cool Sports (BVI) Limited, respectively.

(3) Joint venture relating to the www.k121.com sportswear e-commerce platform in China. Shiu Wah Tse, Yan Wang and Qigong Zhu hold 2.6%, 2.0% and 0.7% of the equity interest of Huaren Kudong Commercial Trading Co., Ltd., respectively. Mr. Tse was an employee of Equity Partners from June 1, 2008 to March 31, 2011, and currently serves as a consultant for Equity Partners. Under an investment framework agreement entered into among the parties to the joint venture, Cool Sports (HK) Limited, Mr. Tse, Mr. Wang and Mr. Zhu are entitled to 5.0%, 28.0%, 50.3% and 16.8%, respectively, of the total profits of Huaren Kudong Commercial Trading Co., Ltd. In any event, Mr. Tse has agreed to transfer all his entitlement to profit distributions from Huaren Kudong Commercial Trading Co., Ltd. to Cool Sports (HK) Limited before January 1, 2014. Cool Sports (HK) Limited has contributed a total amount of approximately RMB30.0 million in connection with the increase in the registered capital of Huaren Kudong Commercial Trading Co., Ltd. After such capital increase, Cool Sports (HK) Limited, Shiu Wah Tse, Tianjin Muyan Investment Management L.P., Yan Wang and Qigong Zhu will hold 92.5%, 2.3%, 2.9%, 1.7% and 0.6% of the equity interest of Huaren Kudong Commercial Trading Co., Ltd., respectively. Cool Sports (HK) Limited, Shiu Wah Tse, Tianjin Muyan Investment Management L.P., Yan Wang and Qigong Zhu are entitled to 15.7%, 24.0%, 3.0%, 43.0% and 14.4%, respectively, of the total profits of Huaren Kudong Commercial Trading Co., Ltd.

We conduct substantially all of our operations through Acquity Group LLC, which is a wholly-owned subsidiary incorporated in Delaware, United States.

D.                                              Property, Plant and Equipment

We have an aggregate of 168,000 square feet of leased office space in eleven cities in the U.S., two offices in Canada, as well as two offices in Beijing and Shanghai, China, respectively, which we have right to use pursuant to certain contractual arrangements. Our leases have an average term of six years.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

ITEM 5                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements and related notes for the years ended December 31, 2010, 2011 and 2012, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in “Item 3. Key Information—D. Risk Factors.”

A.                                              Operating Results

Overview

We are a leading brand e-commerce and digital marketing company that leverages the internet, mobile devices and social media to enhance our clients’ brand impressions and their e-commerce performance.  We are the digital agency of record for a number of well known global brands in multiple industries, which means that we are the principal provider of brand e-commerce and digital marketing services for these clients.  We deliver end-to-end solutions to address their brand e-commerce and digital marketing needs.

We derive almost all of our revenues from our three service offerings: digital strategy, multi-channel digital marketing and brand e-commerce technology services.

•        Digital strategy:  We provide our clients a broad array of digital strategy services aimed at enhancing the brand experience, increasing brand loyalty and monetizing their brands. We combine our business and technology expertise to analyze how products, brands and consumers interact and the role that current and emerging technologies play in this digital relationship.

•        Multi-channel digital marketing:  We assist our clients to create a seamless brand experience across internet, mobile devices and social media applications, allowing them to develop higher value and long-term customer relationships. We employ digital marketing techniques such as targeted online promotional activities, newsfeeds on social network websites, search engine optimization, mobile marketing and location-based services to engage customers with the brand.

•        Brand e-commerce technology:  We design online stores and other points of sale for our clients that can supplement their physical store networks or serve as an effective alternative to expanding those networks. In some cases, we also operate websites on behalf of our clients. As a result, we manage or control the user experience of many multinational and multi-lingual digital corporate platforms.

We derived substantially all of our revenues in the three-year period ended December 31, 2012 from our clients in the United States We derive substantially all of our revenues from fees for services generated on a project-by-project basis. Most of our services are provided on a time-and-materials basis, with a small portion being performed on a fixed-price basis. We have one reportable operating segment and record our revenues as a single line item.

We believe the major challenge that we currently face that could have a material effect on our financial condition and results of operations involves the period of economic uncertainty associated with the fiscal cliff in the United States and the risk that such conditions could worsen, as substantially all of our revenues are derived from our U.S. operations and from clients based in the United States, and the amount of business we generate from our clients is directly related to the state of the U.S. economy as a whole. See “Risk Factors” for a detailed discussion of other risks and challenges that we are facing.

Our revenues increased from US$72.6 million in 2010 to US$106.7 million in 2011, and grew further to US$141.0million in 2012. Our gross profit increased from US$31.4 million in 2010 to US$46.1 million in 2011, and grew further to US$61.9  million in 2012. Our net loss was US$3.4 million in 2010. Our net profit was US$8.3 million and US$2.5 million in 2011 and 2012, respectively. Our adjusted EBITDA increased from US$10.6 million in 2010 to US$21.3 million in 2011 and to US$27.8 million in 2012, representing a CAGR of 62.0% from 2010 to 2012. For a reconciliation of our non-IFRS adjusted EBITDA to the IFRS measure of net profit or loss, see “Selected consolidated financial and operating data—Adjusted EBITDA.”

Factors Affecting Our Financial Performance and Results of Operations

We believe the key factors affecting our financial condition and results of operations include:

•                                          Global growth in internet usage. Consumers rely increasingly on the internet for information on products and services they are considering to purchase and more of such purchases are being made online, with the global internet population expected to grow from 2.1 billion in 2011 to 2.8 billion by 2015, according to a 2012 report by eMarketer. This trend has required companies around the world to reconsider their business strategies and place greater emphasis on brand e-commerce and digital marketing. As a result, this trend has increased the demand for our digital strategy, multi-channel digital marketing and brand e-commerce technology services. Our financial condition and results of operations depend on the continuation of this global trend towards increasing usage of the internet and increasing demand for our services.

•                                          Economic conditions in our key client industries and locations. While the recent global financial crisis has caused companies generally to place more emphasis on their e-commerce strategies, our revenues continue to be significantly affected by economic conditions in the industries in which our main clients operate, including retailing, media and telecommunications and financial services. Any downturn in economic conditions in these industries may adversely affect our clients’ budgets for digital advertising and e-commerce technology services. Our revenues may also be affected by economic conditions in the countries and regions in which our clients operate. Economic growth or decline in these industries and locations over the past several years has had a significant effect on the level of demand for our services, which has also affected our financial condition and results of operations. For the three years ended December 31, 2012, substantially all of our revenues were derived from our clients in the United States. Significant downturns in the level of business activity in the United States have had and will have an adverse effect on our financial condition and results of operations. For example, the slowdown in our key clients’ industries as a result of the global financial crisis in 2008 and 2009 led some of our clients to reduce their budgets for digital advertising and e-commerce technology, which in turn adversely affected our financial performance and results of operations. Our 16.6% revenue decrease from 2008 to 2009 was partially attributable to the decline in economic conditions in the United States as a result of the global financial crisis, and our 42.0% revenue increase from 2009 to 2010 and 47.0% revenue increase from 2010 to 2011 were partially attributable to the partial U.S. economic recovery and the rebound in our key clients’ industries during these periods.

•                                          Competition. We operate in the digital marketing and e-commerce sector, which is a relatively new industry sector and highly competitive, and such competition is not limited by geographic boundaries. Our operations may be affected by competition in the digital marketing and brand e-commerce sector, particularly from companies that compete with us in one or more of our service areas, including the digital advisory arms of strategic consulting firms, digital marketing agencies and providers of e-commerce solutions. Competition has also intensified as a result of increased alliances and acquisitions by our competitors. See “Item 4 Information on the Company—B. Business—Competition”. Although in the three years ended December 31, 2012, we did not face consistent competition from major competitors in the industry which had significantly impacted our business operations, we believe that our financial condition and results of operations may be adversely affected in the future if we fail to successfully compete with existing and new competitors in the industry in terms of price, location, quality of services, technical and strategic expertise, as well as the ability to attract new and repeat business.

•                                          Utilization rate of our project personnel. The utilization rate of our project personnel represents the total hours billed by our project personnel in a period divided by available hours of our project personnel in such period. The utilization rate of our project personnel will be affected by the time the project personnel spend on training, business development and transitioning between projects. The utilization rate of our project personnel has a direct effect on our gross margin, profitability and results of operations. Our ability to accurately budget project personnel headcount needs and maintain an appropriately sized workforce will also affect our financial condition and performance. From time to time we engage independent subcontractors to provide services in order to meet client demand that exceeds the capacity of our project personnel. In general, when the utilization rate of our project personnel increases, our use of subcontractors also increases, subject to possible time lags due to the time required to engage the subcontractors and the timing of the commencement and completion of our projects. The utilization rate of our project personnel was 79.6%, 80.5% and 81.3%, for the years ended December 31, 2010, 2011 and 2012, respectively. Our gross margin decreased slightly from 43.3% in 2010 to 43.2% in 2011, despite the increase in the utilization rate of our project personnel from 2010 to 2011. The slight decrease in our gross margin from 2010 to 2011 was primarily attributable to a 74.7% increase in our subcontractor costs from 2010 to 2011 as a result of increased use of subcontractors to meet the higher level of client demand. Our gross margin increased from 43.2% in 2011 to 43.9% in 2012, partially attributable to an increase in our project personnel utilization rate from 80.5% in 2011 to 81.3% in 2012.

•                                          Billing rates and realization. Most of our work is performed on a time-and-materials basis, with a small portion performed on a fixed-price basis. Our billing rates and ability to collect our fees at those rates are key factors impacting our revenues and gross margins. Our billing rates vary by the experience level of our project personnel and the type of services provided by such personnel, and are usually adjusted on an annual basis. Our average realized billing rates for our project personnel (not including subcontractors) are calculated as revenues generated by our project personnel recognized for the period divided by total hours billed by our project personnel (not including subcontractors) for the period, including hours incurred for warranty work we provide to our clients for which we do not charge our clients or charge for our services at lower billing rates. Our average realized billing rates for our project personnel were US$162 per hour, US$164 per hour and US$158 for the years ended December 31, 2010, 2011 and 2012, respectively. The 47.0% increase in our revenues from 2010 to 2011 was partially attributable to the increase of our average realized billing rate for our project personnel from US$162 per hour in 2010 to US$164 per hour in 2011. Our revenues increased by 32.2% from 2011 to 2012 in spite of the decrease in our average realized billing rate for our project personnel from US$164 per hour in 2011 to US$158 per hour in 2012.

Acquisition of Acquity Group LLC and impact on our financial statements

We are a holding company incorporated in the Cayman Islands on August 12, 2010 and we conduct substantially all of our business through our principal operating entity, Acquity Group LLC, a limited liability company incorporated in Delaware on March 22, 2001. We acquired our interest in Acquity Group LLC as follows:

On March 20, 2008, our wholly owned indirect subsidiary, 2020 Global Investments LLC, or Global Investments, entered into a Unit Purchase and Redemption Agreement with Acquity Group LLC. Pursuant to this agreement, Global Investments paid US$49 million as consideration for 910,100 newly issued units from Acquity Group LLC. Immediately following the issuance of the units, Acquity Group LLC redeemed 780,089 units from existing unit holders. As a result of these transactions, Global Investments held an equity interest of 70% in Acquity Group LLC. The remaining 30% equity interest in Acquity Group LLC continued to be held by the founders of Acquity Group LLC and certain senior management of Acquity Group LLC. As a result, our consolidated financial statements for the year ended December 31, 2008 on an IFRS basis only included the financial results of our operating entity, Acquity Group LLC, for the partial period from March 21, 2008 to December 31, 2008 under the purchase method of accounting.

As part of the funding arrangements for the acquisition of Acquity Group LLC, on December 21, 2007, our wholly owned subsidiary, GlobalGrowth, entered into bond subscription agreements with two independent third parties, Datai Bay and SHK. Convertible bonds in the aggregate amount of US$50.2 million were issued by GlobalGrowth in February 2008. Additional bonds were issued from August 2008 to April 2010, in the aggregate amount of US$2.1 million. On August 23, 2010, the entire issued share capital of GlobalGrowth was transferred to us for nominal consideration and GlobalGrowth became our wholly owned subsidiary.

On December 15, 2010, pursuant to a deed in respect of the convertible bonds in the principal amount of US$52.3 million issued by GlobalGrowth, these bonds were assigned by Datai Bay and SHK to China Holdings, in consideration of which China Holdings issued exchangeable bonds to each of Datai Bay and SHK. The convertible bonds issued by GlobalGrowth were subsequently cancelled. China Holdings partially redeemed US$26.6 million of the exchangeable bonds it issued to Datai Bay, which redemption was financed by the existing cash reserves of China Holdings as well as the issue of exchangeable notes in the aggregate amount of US$25.8 million to Surfmax and G. George Lu. See “Item 4. Information on the Company-A. History and Development of the Company” for details.

Key Components of Results of Operations

Revenues

Our revenues are primarily derived from our three service offerings: digital strategy, multi-channel digital marketing and brand e-commerce technology services. All of our revenues in the three-year period ended December 31, 2012 were derived from our clients in the United States. The table below sets forth our revenues for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	US$	US$	US$
	(Amounts in thousands)
Total revenues	72,559	106,665	141,011

We derive substantially all of our revenues from fees for services generated on a project-by-project basis. Most of our services are provided on a time-and-materials basis, with a small portion being performed on a fixed-price basis. We recognize revenues for time-and-material arrangements on hours worked as services are provided. We recognize revenues for fixed-price arrangements on the percentage-of-completion method. See “—Critical accounting policies—Revenue recognition—Services.”

Our revenues increased by 47.0% from 2010 to 2011 and 32.2% from 2011 to 2012, primarily due to increased demand for our services from both new and existing clients, as well as our enhanced business development efforts.  We believe our revenues will continue to grow as we expand the scope and coverage of our services to meet the increasing demand for digital marketing and e-commerce-related services.

A portion of our revenues are derived from services provided by independent subcontractors. From time to time we engage independent subcontractors to provide services in order to meet client demand that exceeds the capacity of our project personnel and to provide ancillary services that we do not generally provide. The table below sets forth our revenues derived from subcontractors for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	US$		US$		US$
	(Amounts in thousands, except for percentages)
Revenues derived from subcontractors	11,020	15.2%	19,016	17.8%	19,677	14.0%

Cost of Revenues

The principal components of our cost of revenues consist of compensation costs for our project personnel, subcontractor costs, travel, third-party hosting and other costs. Our compensation costs generally include salaries, bonuses, benefits and payroll-related taxes we pay to our employees. Project personnel refer to those personnel who engage in providing services to clients and for whose services we charge our clients based on their hourly billing rates. Our subcontractor costs are costs we pay to outside service providers that we engage to provide services to our clients, in cases where our own project personnel are fully engaged and we require additional support or for ancillary services that we do not generally provide. Our third-party hosting costs refer to the costs paid to our third-party hosting providers, along with the depreciation and amortization costs of hardware and software associated with the hosting services and software maintenance fees. Our cost of revenues grew from 2010 to 2012, in line with the substantial growth of our revenues. The following table sets forth a breakdown of our cost of revenues  for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
	(Amounts in thousands, except for percentages)
Cost of Revenues:
Compensation costs for our project personnel	27,714	67.4%	39,749	65.7%	55,676	70.3%
Subcontractor costs	7,824	19.0	13,669	22.5	15,983	20.2
Travel, third-party hosting and other costs	5,612	13.6	7,125	11.8	7,489	9.5
	41,150	100%	60,543	100%	79,148	100%

We expect our cost of revenues to continue to grow as we add project personnel to meet the increasing demand for our digital strategy, multi-channel digital marketing and brand e-commerce technology services and expand into new markets. We expect that our subcontractor costs will increase, as the engagement of subcontractors for certain services can provide us with greater flexibility in scaling our business operations. We intend to continue to engage subcontractors on a selected and strategic basis to extend our scope and range of services without incurring the fixed costs associated with the addition of permanent project personnel.

Gross Profit

Gross profit is equal to revenues less cost of revenues. Gross margin is equal to gross profit divided by revenues. The table below sets forth our gross profit and gross margins for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	Gross Margin	Amount	Gross Margin	Amount	Gross Margin
	US$		US$		US$
	(Amounts in thousands, except for percentages)
Gross Profit	31,409	43.3%	46,112	43.2%	61,863	43.9%

Our gross profit increased by 46.8% from 2010 to 2011, primarily due to the 47.0% increase in our revenues from 2010 to 2011. Our gross margin decreased slightly from 43.3% in 2010 to 43.2% in 2011, primarily due to a 74.7% increase in subcontractor costs from 2010 to 2011. Our gross profit increased by 34.1% from 2011 to 2012, primarily due to increased demand for our services from both new and existing clients as well as out enhanced business development efforts. Our gross margin increased from 43.2% in 2011 to 43.9% in 2012, primarily due to an increase in our project personnel utilization rate from 80.5% in 2011 to 81.3% in 2012.

Selling and Marketing Costs

Our selling and marketing costs primarily consist of compensation costs for our business development personnel and marketing costs. The table below sets forth our selling and marketing costs for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	US$		US$		US$
	(Amounts in thousands, except for percentages)
Selling and marketing costs	6,270	8.6%	7,750	7.3%	9,401	6.7%

For the years ended December 31, 2010, 2011 and 2012, the average number of our business development personnel was 44, 39 and 46, respectively, while the average number of our business development personnel in charge of client relationships, whom we refer to as our client partners, was 15, 17 and 21, respectively. The 23.6% increase in our selling and marketing costs from 2010 to 2011 was primarily due to the increase in the number of our client partners and the increase in the commission-related incentive payments made to our selling and marketing personnel, which was partially offset by the decrease in the overall average number of our selling and marketing personnel. The 21.3% increase in our selling and marketing costs from 2011 to 2012 was primarily due to an increase in our selling and marketing personnel, including an increase in the number of client partners. We anticipate our selling and marketing costs will continue to increase as we expand our digital strategy, multi-channel digital marketing and brand e-commerce technology services in response to increasing demand.

Administrative Expenses

Our administrative expenses consist primarily of compensation costs for our management, accounting and administrative personnel, amortization of intangible assets expenses, professional service fees, lease expenses and other expenses. Our administrative expenses were US$19.3 million, US$21.3 million and US$29.6 million for the years ended December 31, 2010, 2011 and 2012, respectively. As a percentage of revenues, our administrative expenses were 26.6%, 20.0% and 21.0% for the years ended December 31, 2010, 2011 and 2012, respectively. As a percentage of revenues, our administrative expenses decreased from 26.6% in 2010 to 20.0% in 2011, primarily as a result of economies of scale as our business grew. As a percentage of revenues, our administrative expenses increased from 20.0% in 2011 to 21.0% in 2012. Our administrative expenses increased in the three-year period ended December 31, 2012, primarily as a result of our expanding operations and hiring of additional staff to support our growth. For the years ended December 31, 2010, 2011 and 2012, the average number of our management, accounting and administrative personnel was 48, 51 and 92, respectively. We expect our administrative expenses to continue to increase as our operations expand.

The table below sets forth the breakdown of our administrative expenses for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
	(Amounts in thousands, except for percentages)
Administrative expenses
Compensative costs for our management, accounting and administrative personnel	8,317	43.1%	9,423	44.2%	13,026	44.0%
Amortization of intangible assets and straight-line rent	2,681	13.9	2,592	12.1	2,650	9.0
Professional service fees	1,659	8.6	2,302	10.8	2,925	9.9
Lease and related expenses	1,782	9.3	2,553	12.0	3,485	11.8
Other expenses (1)	4,845	25.1	4,466	20.9	7,504	25.3

Administrative expenses	19,284	100.0%	21,336	100%	29,590	100%

(1) Other expenses primarily include depreciation costs, information technology maintenance fees, employee relations fees, insurance costs, travel expenses and external recruiting fees.

Our administrative expenses included amortization of intangible assets expenses of US$2.5 million in each of the years ended December 31, 2010, 2011 and 2012.  The amortization of intangible assets expenses represented the amortization expenses for customer lists which we incurred as a result of the acquisition of Acquity Group LLC in 2008, which will recur until the first quarter of 2014. See “—Other non-operating income and expenses.” In 2011 and 2012, we also incurred amortization of intangible assets expenses related to non-competition agreements of US$33,000 and US$79,000, respectively, in connection with the purchase of a search marketing analytics company. Such expenses will recur until 2013.

Finance income and costs

Our finance income represents interest income on our bank balances. Our finance costs primarily include interest expenses on interest-bearing borrowings and non-cash interest expenses on convertible bonds. The following table sets forth our finance income and costs for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	US$	US$	US$
	(Amounts in thousands)
Finance income
Interest income	*	87	75
Finance costs
Interest expenses on interest bearing borrowing	(22)	—	—
Interest expenses on convertible bonds	(2,990)	—	—
Loss (gain) on valuation of convertible bonds derivative component	(3,217)	—	—
Others	(82)	(61)	(60)
Finance costs	(6,311)	(61)	(60)
Finance income (costs), net	(6,311)	26	15

* — Less than 0.1

We incurred interest expenses on the convertible bonds issued by GlobalGrowth in February 2008 in the amount of US$3.0 million for the year ended December 31, 2010. The convertible bonds contain two components, a liability component and a derivative component. Transaction costs relating to the liability component amounting to US$0.8 million have been included in the carrying amount of the liability portion and amortized over the period of the borrowing term using the effective interest method. The fair value of the embedded derivative component was determined at each issue date and the end of reporting period using the binomial method by an independent valuer. The changes in fair value of the components are recognized in profit or loss. We incurred a loss on valuation of convertible bonds derivative component of US$3.2 million in 2010.

The convertible bonds issued by GlobalGrowth were subsequently cancelled and in consideration for the cancellation of the convertible bonds, GlobalGrowth paid US$3.9 million to the bondholder and the excess amount of convertible bonds amounting to US$60.7 million was recorded as capital reserve. Interest expenses on convertible bonds and loss (gain) on valuation of convertible bonds derivative component did not recur after the end of 2010. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Acquisition of Acquity Group LLC and impact on our financial statements”.

Our net finance costs were US$6.3 million in 2010. Our net finance income was US$26,000 in 2011. Our net finance income was US$15,000 in 2012.

Equity in losses of associates

Equity in losses of associates represents our share of the net losses from our equity method investments in Huaren Commercial Trading Co., Ltd. and Digital Li-Ning Company Limited. Our equity losses of associates relating to Huaren Commercial Trading Co., Ltd. were US$813 and US$513 for the years ending December 31, 2011 and 2012, respectively. Our equity losses of associates relating to Digital Li-Ning Company Limited were US$225 and US$875 for the years ending December 31, 2011 and 2012, respectively.

Impairment losses in associates

Impairment losses in associates represent the reduction of the carrying value of our investments in Huaren Commercial Trading Co., Ltd. and Digital Li-Ning Company Limited. Impairment losses in associates related to Huaren Commercial Trading Co., Ltd. and Digital Li-Ning Company Limited were US$6,269 and US$701 for the year ended December 31, 2012, respectively.

Other non-operating income and expenses

Other non-operating income primarily represents gain on change in fair value of contingent consideration. Other non-operating expenses primarily include impairment loss on goodwill, impairment loss on intangible assets and loss on change in fair value of contingent consideration. Our other non-operating income was US$25,000 for the year ended December 31, 2010. Our other non-operating expenses were US$41,000 and US$2,000 for the years ended December 31, 2010 and December 31, 2012, respectively.

Income tax expense

Income tax expense represents our anticipated tax of US$6,472 and US$9,870 at the U.S. federal statutory income tax rates of 34% and 35% for the years ended December 31, 2011 and 2012, respectively. Income tax is assessed on Global Investments, which was established in the United States. The Company and GlobalGrowth were incorporated in the Cayman Islands as exempted companies with limited liability under the Cayman Islands Companies Law and are not subject to income tax or withholding tax in the Cayman Islands.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. Dividend payments are not subject to withholding tax in the Cayman Islands. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not a party to any double taxation treaties that are applicable to any payments made to or by our company.

United States

Global Investments was formed in the United States and is subject to U.S. federal income tax at a statutory rate of 35% and state income tax at various jurisdictional tax rates as a corporation. The current Acquity Group LLC originally was formed in the United States as a partnership, which was not subject to income tax (i.e., its income or loss flowed through to its partners). As a result of the business combination on March 20, 2008, Acquity Group LLC experienced, for U.S. federal income tax purposes, a partnership technical termination, resulting in a pro-rata step-up in tax basis of Acquity Group LLC’s assets and the formation of a new partnership, for U.S. federal income tax purposes. As a result of the share swap on December 24, 2010, Acquity Group LLC experienced, for U.S. federal income tax purposes, a partnership technical termination, resulting in a pro-rata step-up in the tax basis of Acquity Group LLC and the formation of a new single member limited liability company for U.S. federal income tax purposes. From December 24, 2010, Acquity Group LLC elected for U.S. federal income tax purposes, to be treated as a disregarded entity, which is not subject to U.S. federal income tax (i.e., its income or loss flows through to its single member, Global Investments).

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012, which have been prepared in accordance with IFRS. Our reported financial condition and operating results are sensitive to accounting methods and assumptions and estimates that underlie the preparation of the financial statements. We periodically evaluate our estimates and assumptions and base them on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results typically differ from these estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our significant accounting policies, see note 2 to our consolidated financial statements included elsewhere in this annual report. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenues are recognized to the extent that it is probable that all the economic benefits will flow to us and the revenues can be reliably measured. Revenues are measured at the fair value of the consideration received, excluding discounts, rebates and other sales taxes or duty. The following specific recognition criteria must also be met before revenues are recognized.

Services

We recognize revenues from the provision of digital strategy, multi-channel digital marketing and brand e-commerce technology services to our clients when persuasive evidence of an arrangement exists, and services have been provided to our customers. Revenues for time-and-materials contracts are earned based on hours worked and reimbursements received for out-of-pocket expenses and realized as services are provided. Revenues from fixed-price contracts, which represent approximately 4% of total revenues, are recognized using the percentage-of-completion method. Revenues are recognized based on the percentage-of-labor incurred to estimated total labor. Reimbursements received for out-of-pocket expenses incurred are characterized as revenues, other than operating expenses such as taxes, subcontractor costs and travel expenses.

Interest income

For all financial instruments measured at amortized cost and interest-bearing financial assets classified as available-for-sale, interest income or expense is recorded using the effective interest rate, which discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in our consolidated financial statements.

Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date, in the country where we operate and generate taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in our consolidated statements of comprehensive income.

Deferred tax

Deferred tax is provided using the asset-liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:

(a)                                 where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(b)                                 in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

(a)                                 where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(b)                                 in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists, to set off current tax assets against current income tax liabilities and the deferred taxes related to the same taxable entity and the same taxation authority.

Impairment of goodwill and trademarks

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that we are not yet committed to or significant future investments that will enhance the performance of the cash-generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Impairment of investment in associates

We account for our investment in associates using the equity method as we have significant influence over the operations of the associates. We also consider whether any indications of impairment exist which could cause doubt regarding the carrying value of the investments. In the event of an indication of impairment, we determine the fair market value of our investments by reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs.  An impairment loss is recognized in the consolidated statement of comprehensive income equal to the difference between the investment’s carrying value and its estimated fair value at the balance sheet date of the reporting period for which we determined the loss.  The fair value of the investment would then become the new carrying value of the investment.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our historical results presented below are not necessarily indicative of the results for any future periods.

	Year Ended December 31,
	2010	2011	2012
	US$	US$	US$
	(Amounts in thousands)
Revenues	72,559	106,655	141,011
Cost of revenues	(41,150)	(60,543)	(79,148)
Gross profit	31,409	46,112	61,863
Selling and marketing costs	(6,270)	(7,750)	(9,401)
Administrative expenses	(19,284)	(21,336)	(29,590)
Costs associated with initial public offering	(1,046)	(1,207)	(2,120)
Operating (loss) profit	4,809	15,819	20,752
Finance income	*	87	75
Other non-operating income	25	—	—
Finance costs	(6,311)	(61)	(60)
Equity in losses of associates	—	(1,038)	(1,388)
Impairment losses in associates	—	—	(6,970)
Other non-operating expenses	(41)	—	(2)
Profit (loss) before tax	(1,518)	14,807	12,407
Income tax benefit (expenses)	(1,853)	(6,472)	(9,870)
Net profit (loss)	(3,371)	8,335	2,537

* — Less than 0.1

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenues

Our revenues increased by 32.2%, or US$34.3 million, to US$141.0 million in the year ended December 31, 2012 from US$106.7 million in the year ended December 31, 2011. This increase was primarily due to an increase in revenues from all of our three service lines, attributable primarily to increasing market demand for our services from both new and existing clients, as well as our enhanced business development efforts to capitalize on this demand. To meet the increased demand for our services, the average number of our project personnel increased from 288 in 2011 to 408 in 2012. Our average realized billing rate for our project personnel decreased from US$164 per hour in 2011 to US$158 per hour in 2012. Our total hours charged to our clients increased by 41.4%, from 475,807 hours in 2011 to 673,014 hours in 2012. The number of our client accounts generating aggregate revenues of over US$500,000 increased from 50 in 2011 to 60 in 2012. The average revenues from our client accounts with aggregate revenues of over US$500,000 increased from US$1.7 million in 2011 to US$2.0 million in 2012.

Our revenues derived from subcontractors increased by 3.7%, or US$0.7 million, to US$19.7 million in the year ended December 31, 2012 from US$19.0 million in the year ended December 31, 2011, primarily as a result of our increased use of subcontractors, which was driven by the need to meet client demand that exceeded the capacity of our own project personnel. The use of subcontractors provides us with flexibility in scaling our business operations to meet the demands of particular projects without incurring the fixed costs associated with the addition of permanent project personnel. See “—Key components of results of operations—Cost of revenues.”

Cost of revenues

Our cost of revenues increased by 30.7%, or US$18.6 million, to US$79.1 million in the year ended December 31, 2012 from US$60.5 million in the year ended December 31, 2011. The increase in our cost of revenues was consistent with the continued expansion of our business. This increase was primarily due to the increase in our compensation costs for our project personnel, as a result of the increase in the average number of project personnel from 288 in the year ended December 31, 2011 to 408 in the year ended December 31, 2012.

Gross profit

Our gross profit increased by 34.2%, or US$15.8 million, to US$61.9 million in the year ended December 31, 2012 from US$46.1 million in the year ended December 31, 2011. The increase in our gross profit was primarily due to the increase in our overall revenues driven by the strong demand for our services. Our gross margin increased to 43.9% in the year ended December 31, 2012 from 43.2% in the year ended December 31, 2011. The increase in our gross margin was primarily attributable to an increase in our project personnel utilization rate from 80.5% in the year ended December 31, 2011 to 81.3% in the year ended December 31, 2012.

Selling and marketing costs

Our selling and marketing costs increased by 21.3%, or US$1.6million, to US$9.4 million in the year ended December 31, 2012 from US$7.8 million in the year ended December 31, 2011. This increase was primarily due to an increase in the overall average number of our selling and marketing personnel from 39 in 2011 to 46 in 2012, which included an increase in the average number of our client partners from 17 in 2011 to 21 in 2012, and the increase in commission-related incentive payments made to our selling and marketing personnel.

Administrative expenses

Our administrative expenses increased by 38.7%, or US$8.3 million, to US$29.6  million in the year ended December 31, 2012 from US$21.3 million in the year ended December 31, 2011. This increase was primarily due to (i) a 75.4% increase in our professional services fees in 2012 in connection with our initial public offering; (ii) a 40.3% increase in lease and other related expenses as a result of our office expansion; and (iii) a 38.3% increase in compensation costs for our management, accounting and administrative personnel.

Operating profit

As a result of the foregoing, our operating profit increased by 31.2%, or US$4.9 million, to US$20.7 million in the year ended December 31, 2012 from US$15.8 million in the year ended December 31, 2011.

Finance income and costs

Our net finance income decreased by 42.3%, or US$11,000, to US$15,000 in the year ended December 31, 2012 from US$26,000 in the year ended December 31, 2011.  Finance income decreased by 13.8%, or US$12,000, to US$75,000 in the year ended December 31, 2012 from US$87,000 in the year ended December 31, 2011, which primarily included interest earned on invested cash balances.  Finance expense decreased by 1.6%, or US$1,000, to US$60,000 in the year ended December 31, 2012 from US$61,000 in the year ended December 31, 2011, which were mainly accrued interest expense in connection with a potential tax liability.

Equity in losses of associates

Our equity losses in associates increased by 33.7%, or US$0.4 million, to US$1.4 million in the year ended December 31, 2012 from US$1.0 million in the year ended December 31, 2011.  This includes a decrease in losses relating to our joint venture in Huaren Kudong Commercial Trading Co., Ltd. of 37.5%, or US$0.3 million, to US$0.5 million in the year ended December 31, 2012 from US$0.8 million in the year ended December 31, 2011, and an increase in losses relating to our joint venture with Li Ning of US$0.7 million, to US$0.9 million in the year ended December 31, 2012 from US$0.2 million in the year ended December 31, 2011.

Impairment losses in associates

In the year ended December 31, 2012 we had impairment losses in associates of US$7.0 million, including US$6.3 million in connection with our investment relating to k121.com and US$0.7 million in connection with our investment with Digital Li-Ning Company Limited. In the fourth quarter, due to the continued operational losses at the two associate companies and significant uncertainty in their respective business plans, we determined to pursue strategic alternatives with these investments. As part of these considerations, we believed that indicators of the investment impairment were present. For the Huaren Commercial Trading, Co., Ltd. business, we engaged an independent valuation firm to determine the fair value of its investment. Based on the results of the valuation, which used both a market approach and a discounted cash flow analysis to derive a weighted enterprise value, we reduced the carrying value of its investment to zero and recorded a US$6.3 million impairment loss. For Digital Li-Ning Company Limited, we carried out a net realizable value analysis based on a liquidation scenario and recorded an impairment loss of US$0.7 million, based on the difference between the carrying amount of investment and the expected net realizable value of $0.2 million.  We did not record such impairment losses in associates in the year ended December 31, 2011, as there were no indicators of impairment and we were still pursuing growth opportunities with these two entities.

Income tax

Our income tax increased by 52.5%, or US$3.4 million, to US$9.9 million in the year ended December 31, 2012, from US$6.5 million in the year ended December 31, 2011. The increase in our tax expenses was due to an increase in pre-tax income in 2012, as compared to 2011. Our effective tax rate increased to 79.6% in 2012 from 43.7% in 2011, resulting primarily from pre-tax income and withholding taxes and the non-deductibility of the losses in the associates.

Profit

As a result of the foregoing, our profit decreased by 69.9%, or US$5.8 million, to US$2.5 million in the year ended December 31, 2012 from  US$8.3 million in the year ended December 31, 2011, primarily due to the loss incurred from the impairment of associates. Our adjusted EBITDA increased from US$21.3 million in 2011 to US$27.8 million in 2012.

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenues

Our revenues increased by 47.0%, or US$34.1 million, to US$106.7 million in the year ended December 31, 2011 from US$72.6 million in the year ended December 31, 2010. This increase was primarily due to an increase in revenues from all of our three service lines, attributable primarily to increasing market demand for our services from both new and existing clients, as well as our enhanced business development efforts to capitalize on this demand. To meet the increased demand for our services, the average number of our project personnel increased from 202 in 2010 to 288 in 2011, and our average realized billing rate for our project personnel increased from US$162 per hour in 2010 to US$164 per hour in 2011. Our total hours charged to our clients increased by 42.8%, from 333,224 hours in 2010 to 475,807 hours in 2011. The number of our client accounts generating aggregate revenues of over US$500,000 increased from 39 in 2010 to 50 in 2011. The average revenues from our client accounts with aggregate revenues of over US$500,000 increased from US$1.4 million in 2010 to US$1.7 million in 2011.

Our revenues derived from subcontractors increased by 72.6%, or US$8.0 million, to US$19.0 million in the year ended December 31, 2011 from US$11.0 million in the year ended December 31, 2010, primarily as a result of our increased use of subcontractors, which was driven by the need to meet client demand that exceeded the capacity of our own project personnel. The use of subcontractors provides us with flexibility in scaling our business operations to meet the demands of particular projects without incurring the fixed costs associated with the addition of permanent project personnel. See “—Key components of results of operations—Cost of revenues.”

Cost of revenues

Our cost of revenues increased by 47.1%, or US$19.4 million, to US$60.5 million in the year ended December 31, 2011 from US$41.1 million in the year ended December 31, 2010. The increase in our cost of revenues was consistent with the continued expansion of our business. This increase was primarily due to (i) our increased use of subcontractors, resulting in a 74.7% increase in our subcontractor costs from the year ended December 31, 2010 to the year ended December 31, 2011, which was driven by the need to meet client demand that exceeded the capacity of our own project personnel; and (ii) the increase in the average number of project personnel from 202 in the year ended December 31, 2010 to 288 in the year ended December 31, 2011.

Gross profit

Our gross profit increased by 46.8%, or US$14.7 million, to US$46.1 million in the year ended December 31, 2011 from US$31.4 million in the year ended December 31, 2010. The increase in our gross profit was primarily due to the increase in our overall revenues driven by the strong demand for our services. Our gross margin decreased slightly to 43.2% in the year ended December 31, 2011 from 43.3% in the year ended December 31, 2010. The decrease in our gross margin was primarily attributable to the 74.7% increase in our subcontractor costs from 2010 to 2011 as a result of the increased use of subcontractors to meet the higher level of client demand.

Selling and marketing costs

Our selling and marketing costs increased by 23.8%, or US$1.5 million, to US$7.8 million in the year ended December 31, 2011 from US$6.3 million in the year ended December 31, 2010. This increase was primarily due to an increase in the average number of our client partners from 15 in 2010 to 17 in 2011 and the increase in commission-related incentive payments made to our selling and marketing personnel, which was partially offset by the decrease in the overall average number of our selling and marketing personnel from 44 in 2010 to 39 in 2011.

Administrative expenses

Our administrative expenses increased by 10.4%, or US$2.0 million, to US$21.3 million in the year ended December 31, 2011 from US$19.3 million in the year ended December 31, 2010. This increase was primarily due to (i) a 38.8% increase in our professional services fees in 2011 in preparation for our initial public offering; (ii) a 43.3% increase in lease and other related expenses as a result of our office expansion; and (iii) a 13.3% increase in compensation costs for our management, accounting and administrative personnel.

Operating profit

As a result of the foregoing, our operating profit increased by 229.0%, or US$11.0 million, to US$15.8 million in the year ended December 31, 2011 from US$4.8 million in the year ended December 31, 2010.

Finance income and costs

Our net finance income was US$25,711 in the year ended December 31, 2011, while our net finance costs were US$6.3 million in the year ended December 31, 2010. The interest expenses on the convertible bonds issued by GlobalGrowth and loss (gain) on valuation of the convertible bonds derivative component did not recur after the end of 2010. In 2011, we recorded finance income of US$86,878 which primarily included interest income on loans receivable from officers. Such loans to our officers were repaid in October 2011. See “Related party transactions—Loans to certain senior management of Acquity Group LLC.” In 2011, we recorded finance costs of US$61,167, which were mainly accrued interest expense in connection with a potential tax liability.

Equity in losses of associate

In the year ended December 31, 2011, we had equity in losses of associates of US$1.0 million, including US$0.8 million in connection with our joint venture relating to k121.com, which was established in May 2011, and US$0.2 million in connection with our joint venture arrangement with Li Ning, which was established in July 2011. We did not record such equity in losses of associates in the year ended December 31, 2010, as the joint ventures had not been established at that time.

Income tax

Our income tax increased by 249.3%, or US$4.6 million, to US$6.5 million in the year ended December 31, 2011, from US$1.9 million in the year ended December 31, 2010. The increase in our tax expenses was primarily due to the fact that we recorded pre-tax income in 2011, as compared to a pre-tax loss in 2010. Our effective tax rate was negative in 2010, resulting primarily from a pre-tax loss for the year and withholding taxes. Our effective tax rate was 43.7% in 2011, resulting primarily from pre-tax income and withholding taxes.

Profit (loss)

As a result of the foregoing, our profit in the year ended December 31, 2011 was US$8.3 million, while we incurred a loss of US$3.4 million in the year ended December 31, 2010. Our adjusted EBITDA increased from US$10.6 million in 2010 to US$21.3 million in 2011.

B.                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	US$	US$	US$
	(Amounts in thousands)
Net cash provided by operating activities	5,064	4,662	9,968
Net cash provided by (used in) investing activities	2,271	(10,215)	(6,586)
Net cash provided by (used in) financing activities	(6,110)	—	26,197
Net increase (decrease) in cash and cash equivalents	1,225	(5,553)	29,579
Cash and cash equivalents, beginning of year	11,203	12,428	6,875
Cash and cash equivalents, end of year	12,428	6,875	36,454

To date, we have financed our operations primarily through cash flows from operations, short-term bank borrowings, and the sale of convertible bonds in private placements and offering of equity securities. We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.

In May 2012, we completed an initial public offering with gross proceeds of US$33.3 million. We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

We currently have a line of credit in the amount of US$10.0 million secured by our accounts receivables. This line of credit has not yet been used.

Liquidity

Operating activities

Net cash provided by operating activities primarily consists of profits before taxes and changes in operating assets and liabilities such as trade receivables, prepayments and other receivables, trade payables, other  payables and accruals, settlement of share-based payment, amount due to customers under fixed-price contracts, other non-current assets and non-current liabilities.

Net cash provided by operating activities was US$10.0 million in 2012. This was primarily due to (i) profit before tax of US$12.4 million, (ii) non-cash adjustments of US$13.5 million, including primarily impairment losses of associates of US$7.0 million, amortization of intangible assets of US$2.7 million, depreciation of property and equipment of US$2.2 million, and equity in losses of associates of US$1.4 million, (iii) an increase in trade payables of US$0.8 million as a result of the growth of the organization , partially offset by (a) an increase in trade receivables of US$8.8 million as a result of our sales growth, and (b) payment of income tax of US$8.6 million.

Net cash provided by operating activities was US$4.7 million in 2011. This was primarily due to (i) profit before tax of US$14.8 million, (ii) non-cash adjustments of US$5.0 million, including primarily amortization of intangible assets of US$2.5 million, depreciation of property and equipment of US$1.4 million, and equity in losses of associates of US$1.0 million, and (iii) an increase in other payables and accruals of US$2.7 million as a result of an increase in the overall use of subcontractors; partially offset by (a) an increase in trade receivables of US$10.5 million as a result of our sales growth, and (b) payment of income tax of US$7.8 million.

Net cash provided by operating activities was US$5.1 million in 2010. This was primarily due to (i) loss before tax of US$1.5 million, (ii) non-cash adjustments of US$10.7 million, including primarily interest expenses of US$6.3 million and amortization of intangible assets of US$2.6 million, and (iii) an increase in other payables and accruals of US$2.7 million as a result of an increase in the overall use of subcontractors; partially offset by an increase in trade receivables of US$5.0 million as a result of our sales growth, despite a decrease in trade receivables turnover days driven by our stricter enforcement of our collection policy.

Investing activities

Net cash used in investing activities was US$6.6 million in 2012, primarily consisting of (i) the purchase of property and equipment of US$4.4 million, including computer and office equipment, software, furniture and fixture purchases and leasehold improvements; (ii) an increase in investment in associates of US$4.8 million relating to K121.com partially offset by a decrease in restricted cash of US$2.6 million in connection with a loan guarantee we provided to Shanghai Pudong Development bank for the bank borrowing of Huaren Kudong Commercial Trading Co., Ltd.

Net cash used in investing activities was US$10.2 million in 2011, primarily consisting of (i) the purchase of property and equipment of US$2.4 million, including computer and office equipment, software, furniture and fixture purchases and leasehold improvements; (ii) an investment in joint venture of US$4.8 million in connection with the formation of the joint venture relating to K121.com and the joint venture with Li Ning, Digital Li-Ning Company Limited; and (iii) an increase in restricted cash of US$2.6 million in connection with a loan guarantee we provided to Shanghai Pudong Development bank for the bank borrowing of Huaren Kudong Commercial Trading Co., Ltd.

Net cash provided by investing activities was US$2.3 million in 2010, primarily consisting of a decrease in restricted cash of US$8.6 million in connection with the earn-out payments under the Unit Purchase and Redemption Agreement entered into with Acquity Group LLC; offset by (i) the payment of contingent consideration of US$4.5 million in connection with the final earn-out payments under the Unit Purchase and Redemption Agreement and (ii) the purchase of computer equipment and software in the amount of US$1.8 million.

Financing activities

Net cash provided by financing activities was US$26.2 million in 2012, primarily resulting from proceeds of US$28.7 million from the completion of our initial public offering of 5,555,556 ADSs, each representing two ordinary shares, in May 2012, offset by payment of costs associated with the initial public offering of US$2.5 million.

We did not have any cash flow generated from or used in financing activities in 2011.

Net cash used in financing activities was US$6.1 million in 2010, primarily resulting from (i) consideration paid for the convertible bonds transfer from GlobalGrowth to 2020 CH of US$3.9 million, (ii) a distribution to non-controlling interest of US$2.0 million and (iii) repayment of borrowings of US$1.4 million, offset by an issuance of new shares of US$1.2 million.

Capital Expenditures

Our capital expenditures were approximately US$1.8 million, US$2.4 million and US$4.4 million for the years ended December 31, 2010, 2011 and 2012, respectively. Our capital expenditures were primarily used for computer equipment and software purchases, furniture and fixture purchases and leasehold improvements.

C.                                   Research and Development, Patents and Licenses, etc.

Please refer to “Item 4. Information on the Company-B. Our Business-Intellectual Property” for more details.

D.                                    Trend Information

We plan to voluntarily change the financial reporting standards we apply to our financial statements from IFRS to U.S. GAAP in 2013. See “Item 3. Key Information - D. Risk Factors-The planned conversion of our financial statements from IFRS to U.S. GAAP may strain our resources and increase our expenses.”

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-Balance Sheet Commitments and Arrangements

We did not have any other off-balance sheet commitments or arrangements as of December 31, 2012. We do not anticipate entering into any other such commitments or arrangements in the foreseeable future.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1–5 years	More than 5 years
	US$	US$	US$	US$
	(Amounts in thousands)
Operating lease commitments	9,596	3,036	6,507	53

G.                                   Safe Harbor

This annual report contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections including “Item 3. Key Information — D. Risk Factors,” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•                                          our growth strategies;

•                                          the anticipated growth and development of our business, financial condition and results of operations;

•                                          factors that affect our future revenues and expenses;

•                                          the future growth of our industry globally as a whole;

•                                          trends and competition in our industry globally;

•                                          economic and demographic trends;

•                                          our ability to obtain and maintain permits and licenses to carry on our business; and

•                                          our plan to use the proceeds from the initial public offering.

This annual report also contains data related to the brand e-commerce and digital marketing industry worldwide. These market data include projections that are based on a number of assumptions. The market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the brand e-commerce and digital marketing industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

H.                                   Recently Issued Accounting Pronouncements

Impact of issued but not yet effective standards

Standards issued but not yet effective up to the date of issuance of our consolidated financial statements are set forth below. This list is of standards and interpretations issued, which we reasonably expect to be applicable at a future date. We intend to adopt those standards when they become effective.

•                                          IAS 19 Employee Benefits (Revised), effective for annual periods beginning on or after January 1, 2013.

•                                          IAS 27 Separate Financial Statements (as revised in 2011), effective for annual periods beginning on or after  January 1, 2013.

•                                          IAS 28 Investments in Associates and Joint Ventures (as revised in 2011), effective for annual periods beginning on or after January 1, 2013.

•                                          IAS 32 Offsetting Financial Assts and Financial Liabilities — Amendments to IAS 32, effective for annual periods beginning on or after January 1, 2014.

•                                          IFRS 7 Disclosures — Offsetting Financial assets and Financial Liabilities — Amendment to IFRS 7, effective for annual periods beginning on or after January 1, 2013.

•                                          IFRS 9 Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after  January 1, 2015.

•                                          IFRS 10 Consolidated Financial Statements, effective for annual periods beginning on or after January 1, 2013.

•                                          IFRS 11 Joint Arrangements, effective for annual periods beginning on or after January 1, 2013.

•                                          IFRS 12 Disclosure of Involvement with Other Entities, effective for annual periods beginning on or after January 1, 2013.

•                                          IFRS 13 Fair Value Measurement, effective for annual periods beginning on or after January 1, 2013.

We are currently assessing the impact, if any, from the adoption of the above standards or amendments on our financial position or performance.

ITEM 6                                                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers and information regarding senior management of our operating entity, Acquity Group LLC.

Our Directors and Officers

Name	Age	Position/Title
G. George Lu	48	Executive Chairman and Group Chief Executive
Adrian Chan	38	Director and Company Secretary
Wing Chung Anders Cheung	48	Independent Director
William John Sharp	71	Independent Director
Donghui Wang	41	Independent Director
Paul Weinewuth	48	Chief Financial Officer
Raymond Grady	41	Executive Vice President and Global Head of Sales

Senior Management of Acquity Group LLC

Name	Age	Position/Title
Christopher Dalton	45	President and CEO
Jay Dettling	42	President
Matthew Schmeltz	44	Executive Vice President
James Newman	51	Executive Vice President
Andrew Peebler	38	Executive Vice President

Directors and executive officers of our company

Mr. G. George Lu has been the executive chairman and group chief executive of our company since 2008. Mr. Lu founded a private investment firm in the United States in November 1997, and serves as an officer or adviser to other private companies that he founded or in which he invested. From April 2004 to December 2010, Mr. Lu served as the vice chairman of Xingda International Holdings Limited, a Hong Kong Stock Exchange-listed company. He is also the independent non-executive director of Kingsoft Corporation Limited, a Hong Kong Stock Exchange-listed software company. From August 2006 to October 2009, Mr. Lu served as the chairman and chief executive officer of Exceed Company Limited, a Nasdaq-listed company. Mr. Lu graduated from Huazhong Normal University and obtained a master’s degree in Science from the University of Memphis.

Mr. Adrian Chan has been a director and company secretary of our company since 2011. From 2005 to 2007, Mr. Chan was an investment banker at Goldman Sachs where he worked on restructurings, mergers and acquisitions and equity offerings relating to Chinese companies. Before he joined Goldman Sachs, he was on the China investment banking team of UBS AG in Hong Kong, which he joined in 2004. Prior to his employment at UBS, Mr. Chan was a solicitor at Linklaters in Hong Kong starting in 1999 where he specialized in advising on China-related and Hong Kong securities offerings. He graduated with a B.A. in Jurisprudence from the University of Oxford in the United Kingdom.

Mr. Wing Chung Anders Cheung has been an independent director of our company since 2011. Mr. Cheung has been the chairman and managing director of Lenovo Chinaweal System & Service Co. Ltd. based in China since 2008. Prior to that, Mr. Cheung was a vice president of Lenovo Group Limited and was responsible for the corporate development of Lenovo Group, including strategic investment, acquisitions, joint ventures and investment portfolio investment. Between 2006 and 2008, Mr. Cheung served as a non-executive director at Asiainfo Holdings Inc., a Nasdaq-listed company. Between 2004 and 2010, Mr. Cheng served as an independent non-executive director of Kingsoft Corporation Limited. Mr. Cheung received an MBA degree from a joint program between Northwestern University in the United States and the Hong Kong University of Science and Technology.

Mr. William John Sharp has been an independent director of our company since 2010. Mr. Sharp has served as President of Global Industrial Consulting, a consulting firm since 2001. Since 2011, Mr. Sharp has been a director of China Zenix Auto International Ltd., a New York Stock Exchange-listed company that manufactures commercial vehicle wheels. Since 1998, Mr. Sharp has been a director of Ferro Corp, a New York Stock Exchange-listed company that produces performance materials, where he also serves as chairman of the Audit Committee and as a member of the Compensation Committee and the Finance Committee. From 1964 to 2000, Mr. Sharp served at Goodyear Tire and Rubber Company in various capacities, including president of the North American Tire division, president of the Global Support Operations and president of its Europe, Middle East and Africa division. Since 2005, Mr. Sharp has been a director of Xingda International Holdings Limited, where he serves as chairman of the Compensation and Management Development Committee and a member of the Audit Committee. Mr. Sharp has actively advised leading global private equity investors in their investments in China. Mr. Sharp graduated with a bachelor of science degree from Ohio State University.

Mr. Donghui Wang has been an independent director of our company since 2011. Mr. Wang co-founded Shang Ameba Venture Capital LLP, a venture fund engaged in angel investments, in 2011 and remains its general partner. Mr. Wang served as the chief financial officer of Kingsoft Corporation Limited, a Hong Kong Stock Exchange-listed software company, from 2005 to 2011. Mr. Wang worked at Ernst & Young Beijing from 1997 to 1999 as a senior accountant. From 1999 to 2005, Mr. Wang served as a consultant in the PricewaterhouseCoopers office in Sydney, Australia and a senior manager in their Beijing office. Mr. Wang received a bachelor’s degree in Engineering from Tianjin Polytechnic University and an MBA degree from Victoria University of Technology in Australia.

Mr. Paul Weinewuth has been our chief financial officer since 2010 and was one of the founders of Acquity Group LLC. Mr. Weinewuth also currently serves as the chief financial officer of Acquity Group LLC. Mr. Weinewuth began his career as an engineer in 1986 and entered the consulting industry by joining Andersen Consulting in 1993. Mr. Weinewuth left Andersen Consulting to co-found Modern Business Technology in 1994. Mr. Weinewuth has more than 20 years of experience in consulting and software development and earned a bachelor’s degree in Science from Marquette University.

Mr. Raymond Grady has been an executive vice president and global head of sales of our company since 2010. Mr. Grady is also serving as executive vice president of Acquity Group LLC with primary responsibility for business development since 2001. Prior to joining us in 2001, Mr. Grady was a vice president of business development for the Venture Creation Group. Mr. Grady began his career at Bottomline Technologies in 1993, after receiving his bachelor’s degree from the University of New Hampshire.

Senior management of our operating entity, Acquity Group LLC

Mr. Christopher Dalton co-founded Acquity Group LLC in 2001 and has since served as the president and CEO. Mr. Dalton started his career with Arthur Andersen in 1990. Mr. Dalton worked as a director at Lante Corporation from 1992 to 1997. After Lante, Mr. Dalton worked as a partner with Modern Business Technology from 1997 to 2001. Mr. Dalton graduated with a bachelor of science degree in Business Administration from Marquette University.

Mr. Jay Dettling joined Acquity Group LLC in 2002, and serves as President of the North American services business. Mr. Dettling began his career as a senior consultant at Andersen Consulting from 1994 to 1995. Mr. Dettling then worked in Whittman-Hart from 1995 to 2001. In 2001, Mr. Dettling joined USA.NET as a senior director, until he joined Acquity Group LLC. Mr. Dettling graduated with a bachelor’s degree in Economics and Computer Applications from the University of Notre Dame. He also earned an MBA in Finance and Marketing from Northwestern University.

Mr. Matthew Schmeltz co-founded Acquity Group LLC in 2001 and is the executive vice-president responsible for marketing. Mr. Schmeltz started his career at Motorola in 1990 and held various positions at United Stationers and New Resource Corporation through 1996. Mr. Schmeltz was a partner of Modern Business Technology from 1996 to 1999. Mr. Schmeltz graduated with a bachelor of science degree from the University of Iowa.

Mr. James Newman joined Acquity Group LLC in 2001 and serves as executive vice president of operations. From 1998 to 2001, Mr. Newman was vice president at marchFIRST, Inc. where he served as solution leader for the business intelligence and knowledge management practice. Prior to that, Mr. Newman was vice president at Utilities International, Inc. from 1994 to 1998 and principal consultant at Metzler & Associates from 1988 to 1994. Mr. Newman graduated with a bachelor’s degree in General Engineering from the University of Illinois at Urbana-Champaign and an MBA degree from Northwestern University.

Mr. Andrew Peebler joined Acquity Group LLC in 2002, and serves as executive vice president in charge of global sales activities. Mr. Peebler began his career as a consultant at Andersen Consulting (later Accenture) from 1996 to 1998. Mr. Peebler then joined Whittman-Hart from 1998 to 2001. Mr. Peebler graduated with a bachelor’s degree in Political Science from the University of Iowa.

B.                                   Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2012, we paid an aggregate of US$0.8 million in salaries, variable compensation and benefits to our executive officers and directors. For share-based compensation granted to our officers and directors, see “—2011 Share Incentive Plan.”

2011 Share Incentive Plan

In November 2011, we adopted our 2011 Share Incentive Plan. Our share incentive plan provides for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of our ordinary shares that may be issued under our 2011 Share Incentive Plan is 5,000,000, plus an annual increase in the number of ordinary shares available for issuance equal to 1% of the outstanding ordinary shares on the first day of our fiscal year or such lesser amount as determined by our board of directors. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success depends upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Options. The terms of an option will be stated in an award agreement and determined by the administrator. The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant. However, the exercise price of all other options may be determined by the administrator. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. After termination of an employee, director or consultant, he or she may exercise his or her vested options for the period of time stated in the award agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for sixty days. However, an option generally may not be exercised later than the expiration of its term.

Restricted Shares. Restricted share awards are ordinary shares that vest in accordance with terms and conditions established by the administrator and set forth in an award agreement. The administrator will determine the number of restricted shares granted to any employee and may impose whatever conditions to vesting it determines to be appropriate.

Restricted Share Units. Restricted share units are similar to awards of restricted shares, and are typically settled when the award vests or at some later date if the date of settlement is deferred. Until the restricted share units are settled and the awarded shares are delivered, no right to vote or receive dividends or any other rights as a shareholder or depositary receipt holder will exist with respect to the awarded shares.

Share Appreciation Rights. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the date of grant and the exercise date. The exercise price of share appreciation rights granted under our plan will be determined by the administrator. Share appreciation rights expire under the same rules that apply to options on the date as determined by the administrator.

Performance Units and Performance Shares. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants.

Amendment and Termination. Our 2011 Share Incentive Plan will automatically terminate in 2021, unless we terminate it sooner. Our board of directors has the authority to amend, alter, suspend or terminate the plan provided such action does not impair the rights of any participant with respect to any outstanding awards. Shareholder approval is required for any plan amendment to the extent necessary and desirable to comply with applicable laws.

Pursuant to the 2011 Share Incentive Plan, the Company granted 1,838,172 restricted shares to certain employees and directors on January 1, 2013, of which 2,500 restricted shares are reserved for potential settlement of 2,500 restricted share units granted on January 1, 2013, assuming certain specified criteria is satisfied.  Under the relevant restricted shares award agreements and restricted share unit award agreement, the holders of such securities agreed not to exercise voting rights and not to receive dividends or other payments to the extent that such securities are unvested.

C.                                   Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•                                          convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                                          issuing authorized but unissued shares in the capital of our company and redeeming or purchasing outstanding shares of our company;

•                                          declaring dividends and other distributions;

•                                          appointing officers and determining the term of office of officers;

•                                          exercising the borrowing powers of our company and mortgaging the property of our company; and

•                                          approving the transfer of shares of our company, including the registering of such shares in our register of members.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. Our executive officers are appointed by our board of directors and serve on an “at will” basis.

Committees of the Board of Directors

Our board of directors established an audit committee, a compensation committee and a corporate governance and nominating committee immediately after our initial public offering in May 2012.

Audit Committee

Our audit committee consists of Mr. Wing Chung Anders Cheung, Mr. William John Sharp and Mr. Donghui Wang and is chaired by Mr. Wang, a director with accounting and financial management expertise as required by the NYSE MKT corporate governance rules, or the NYSE MKT Company Guide. All of our audit committee members satisfy the “independence” requirements of the NYSE MKT Company Guide. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•                                          selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•                                          reviewing with our independent auditors any audit problems or difficulties and management’s response;

•                                          reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•                                          discussing the annual audited financial statements with management and our independent auditors;

•                                          reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies;

•                                          annually reviewing and reassessing the adequacy of our audit committee charter;

•                                          meeting separately and periodically with management and our internal and independent auditors;

•                                          reporting regularly to the full board of directors; and

•                                          such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation committee

Our compensation committee consists of Mr. Wing Chung Anders Cheung, Mr. William John Sharp and Mr. Donghui Wang, all of whom satisfy the “independence” requirements of the NYSE MKT Company Guide. Our compensation committee is chaired by Mr. Cheung. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee will be responsible for, among other things:

•                                          approving and overseeing the compensation package for our executive officers;

•                                          reviewing and making recommendations to the board with respect to the compensation of our directors;

•                                          reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•                                          reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Mr. Wing Chung Anders Cheung, Mr. William John Sharp and Mr. Donghui Wang, all of whom satisfy the “independence” requirements of the NYSE MKT Company Guide. Our corporate governance and nominating committee is chaired by Mr. Sharp. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•                                          identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•                                          reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•                                          identifying and recommending to the board the directors to serve as members of the board’s committees;

•                                          advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•                                          monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Executive committee

Our executive committee consists of G. George Lu and Adrian Chan and is chaired by G. George Lu. The executive committee is generally in charge of the executive management of our company. The executive committee reports directly to our board of directors.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

Each of our senior management members serves on an “at will” basis and has entered into a letter of employment with our company. Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Each of our executive officers has also entered into a confidentiality and non-competition agreement with our company.

D.                                    Employees

We employed 356, 458, and 645 people as of December 31, 2010, 2011 and 2012. We believe our relationship with our employees is favorable. The following table sets forth the number of our employees categorized by our areas of operation as of December 31, 2012:

Number of Employees
Technology & Managed Services	350
Strategy & Design	152
Administration	77
Sale & Marketing	66
Total	645

We have developed a strong company culture that encourages individual thinking and creativity and a strong commitment to providing the best experience to our clients. We maintain high employee retention rates as compared to industry averages by paying competitive salaries, offering an attractive work environment and culture, and investing in the long-term growth and development of our personnel. None of our employees are represented by a labor union or are subject to a collective bargaining agreement, nor have we experienced any material work stoppages. We consider our relationship with our employees to be good.

We source both experienced candidates from industry and candidates directly from universities. Experienced candidates join us from competitive agencies, professional services organizations and marketing companies. Candidates joining us directly from university have generally attended the top marketing, engineering and design schools in the U.S.

We employ a rigorous, multi-step interviewing process to help ensure that all candidates meet our high standards. Once hired, employees participate in a one-week orientation program during which they participate in training sessions focused on our solutions, methodologies and processes. Over the course of an employee’s career, he or she will participate in ongoing educational opportunities, including certification training or technical training, and will also have the opportunity participate in key mentorship and leadership programs.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of March 31, 2013, the latest practicable date, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
G. George Lu	507,738	1.1%
Adrian Chan (3)	1,396,879	3.0%
Wing Chung Anders Cheung	—	—
William John Sharp	—	—
Donghui Wang	—	—
Paul Weinewuth (4)	2,076,392	4.4%
Raymond Grady (5)	619,655	1.3%
All directors and executive officers as a group	4,600,664	9.8%
Principal Shareholders:
Surfmax Investment Partners Limited (6)	12,571,915	26.7%
Rong Lu (7)	11,175,036	23.8%
Khazanah Nasional Berhad (8)	10,631,035	22.6%
SHK Asian Opportunities Fund, L.P (9)	2,388,500	5.1%

(1)                                 Beneficial ownership is determined in accordance with the rules of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.

(2)                                 For each person and entity included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or entity by the sum of the number of shares outstanding and the number of shares such person or entity has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. The total number of shares outstanding as of the date of this annual report is 47,032,820 (excluding the 1,838,172 unvested restricted shares and the 2,500 restricted share units).  In calculating the beneficial ownership, we did not take into account the 1,838,172 restricted shares and the 2,500 restricted share units granted to certain employees and directors on January 1, 2013.  Pursuant to the 2011 Share Incentive Plan, the Company granted 1,838,172 restricted shares to certain employees and directors on January 1, 2013, of which 2,500 restricted shares are reserved for potential settlement of 2,500 restricted share units granted on January 1, 2013, assuming certain specified vesting criteria is satisfied. Under the relevant restricted shares award agreements and the restricted share unit agreement, the holders of such securities agreed not to exercise voting rights and not to receive dividends or other payments to the extent that such securities are unvested. These restricted shares and restricted share units did not vest as of March 31, 2013 and a portion of them will vest as of January 1, 2014.

(3)                                 Represents Mr. Chan’s 11.1% equity interest in Surfmax. Surfmax holds 12,571,915 ordinary shares in our company as of the date hereof. See note (6) below.

(4)                                Represents 2,076,392 ordinary shares held by Weinewuth Family Limited Partnership. Weinewuth Family Limited Partnership is controlled by Paul Weinewuth, our chief financial officer. The address of Weinewuth Family Limited Partnership’s registered office is 1307 Kallien Court, Naperville, Illinois 60540.

(5)                                Represents 619,655 ordinary shares held by Raymond Grady Trust, whose beneficiaries are Raymond Grady and his wife, Elizabeth Grady. The address of Raymond Grady Trust is 3444 N Hamilton Ave., Chicago, IL 60661.

(6)                                 Represents 12,571,915 ordinary shares in our company held by Surfmax Investment Partners Limited. Surfmax Investment Partners Limited is a limited liability company incorporated in the British Virgin Islands. Rong Lu holds an 88.9% equity interest in and is the controlling person of Surfmax. Adrian Chan holds the remaining 11.1% equity interest in Surfmax. The address of Surfmax’s registered office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)                                 Represents Ms. Lu’s 88.9% equity interest in Surfmax Investment Partners Limited. Surfmax Investment Partners Limited holds 12,571,915 ordinary shares in our company. See note (6) above.

(8)                                 Represents 10,631,035 ordinary shares in our company held by Datai Bay, a 100% indirect subsidiary of Khazanah Nasional Berhad. Khazanah Nasional Berhad is the strategic investment fund of the government of Malaysia entrusted to hold and manage the commercial assets of the government and to undertake strategic investments. Khazanah Nasional Berhad is involved in various sectors such as power, telecommunications, banking, automotive manufacture, airport management, infrastructure, property development, broadcasting, semiconductor, steel production, electronics, investment holding, technology and venture capital. Khazanah Nasional Berhad has a nine-member board comprising representatives from the public and private sectors. Prime Minister Mohd Najib Tun Abdul Razak is the Chairman of the Board. The address of Datai Bay’s registered office is Equity Trust Company (Cayman) Ltd, 2/F, Compass Centre, PO Box 10338, Shedden Road, Grand

Cayman KY1-1003, Cayman Islands. The address of Khazanah Nasional Berhad is Level 33, Tower 2, Petronas Twin Towers, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia.

(9)                                 Represents 2,388,500 ordinary shares in our company held by SHK Asian Opportunities Fund, L.P. The general partner of SHK Asian Opportunities Fund, L.P. is SHK Private Equity Managers Ltd., an exempted company incorporated in the Cayman Islands, while Credit Suisse Administration Services (Cayman) Limited is the administrator of SHK. The investment manager of SHK Asian Opportunities Fund, L.P. is SHK Alpha Managers Ltd. SHK Private Equity Managers Ltd., through SHK Alpha Managers Ltd., has the power to direct the voting and disposition of the securities held by SHK Asian Opportunities Fund, L.P. and such voting and disposition power is exercised by its directors, Mr. Rizal Wijono, Mr. Nigel Stead and Mr. Winston Connolly. The registered office of SHK Asian Opportunities Fund, L.P. is Campbell Corporate Services Limited, 4/F, Scotia Centre, P.O. Box 268, George Town, Grand Cayman KY1-1104, Cayman Islands.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Record Holders in the United States

As of March 31, 2013, the latest practicable date, approximately 33.8% of our total outstanding ordinary shares, were held by three holders of record in the United States.

ITEM 7                                                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                   Related Party Transactions

Convertible bonds issued by GlobalGrowth and exchangeable bonds issued by China Holdings

As part of the funding arrangements for the acquisition of Acquity Group LLC, on December 21, 2007, our wholly owned subsidiary, GlobalGrowth, entered into bond subscription agreements with two independent third parties, Datai Bay and SHK, respectively. Convertible bonds in the aggregate amount of US$50.2 million were issued by GlobalGrowth in February 2008. Additional bonds were issued from August 2008 to April 2010, in the aggregate amount of US$2.1 million. The initial maturity of the bonds was in February 2010, with an option for further extension of up to two years. These bonds were subsequently cancelled, as described below.

On December 15, 2010, GlobalGrowth entered into a deed in respect of the convertible bonds issued by GlobalGrowth with China Holdings, Datai Bay and SHK, which was amended by the 2012 deed. Under the terms of the deed, the convertible bonds were assigned from Datai Bay and SHK to our holding company China Holdings, together with all rights and benefits relating to each bond subscription agreement, in consideration of which China Holdings issued exchangeable bonds to each of Datai Bay and SHK. The convertible bonds issued by GlobalGrowth were subsequently cancelled by agreement between GlobalGrowth and China Holdings. In consideration for the cancellation of the convertible bonds, GlobalGrowth paid US$3.9 million to China Holdings and the excess amount of convertible bonds amounting to US$60.7 million was recorded as capital reserve of GlobalGrowth. The exchangeable bonds issued by China Holdings were automatically exchanged upon the completion of our initial public offering into ordinary shares in our company held by China Holdings.

As part of the deed of restructuring entered into on December 2010, the parties agreed that Datai Bay would redeem its outstanding bonds. In February 2011, China Holdings partially redeemed exchangeable bonds which had been issued to Datai Bay in December 2010 in the principal amount of US$26.6 million, which redemption was financed by the existing cash reserves of China Holdings as well as the issue of exchangeable notes to G. George Lu and Surfmax, in the aggregate amount of US$25.8 million. Surfmax is a limited liability company incorporated in the British Virgin Islands and is indirectly owned by G. George Lu’s sister and by one of our directors, Adrian Chan. The exchangeable bonds issued by China Holdings were automatically exchanged upon the completion of our initial public offering into ordinary shares in our company held by China Holdings.

Upon the completion of our initial public offering, the exchangeable securities were exchanged into 10,631,035, 2,388,500, 12,571,915 and 507,738 ordinary shares of our company and delivered to Datai Bay, SHK, Surfmax and G. George Lu, respectively.

Investment management agreement

As part of the funding arrangement for GlobalGrowth, Datai Bay and SHK requested that GlobalGrowth appoint an investment manager to provide professional investment management services in connection with GlobalGrowth’s investments. An investment management agreement was entered into by Equity Partners and GlobalGrowth on February 21, 2008. Equity Partners is a limited liability company 49.9% owned by G. George Lu, our executive chairman and group chief executive, and 10.0% owned by Adrian Chan, our director and company secretary. As managing directors of Equity Partners, G. George Lu and Louis Koo have the power to direct the voting and disposition of the securities managed by Equity Partners. The investment management agreement substantially reflected the principal investment management terms contemplated in the bond subscription agreement entered into by GlobalGrowth, Datai Bay and SHK on December 21, 2007. Pursuant to the investment management agreement, Equity Partners was appointed as the exclusive investment manager over the investments of GlobalGrowth. The management fees paid to Equity Partners in the years ended December 31, 2008, 2009 and 2010 were US$1.0 million, US$1.1 million and US$1.1 million, respectively. No management fee was paid to Equity Partners in 2011. No management fee shall accrue or accumulate after the completion of our initial public offering. Pursuant to the deed in respect of the convertible bonds issued by GlobalGrowth, China Holdings assumed all the obligations of GlobalGrowth under the investment management agreement.

The investment management agreement terminated upon the completion of our initial public offering. Upon the termination of the investment management agreement, the terms with respect to the payment and calculation of the management fee and the performance fee in the 2012 deed superseded those terms in the investment management agreement. See “—Performance fees payable to Equity Partners” below.

Performance fees payable to Equity Partners

Under the investment management agreement, as amended by the 2012 deed, Equity Partners will be entitled to a performance fee from each of Datai Bay and SHK as discussed below.

Datai Bay

During the period beginning 181 days after the date of the prospectus for our initial public offering and ending 18 months after the date on which dealings in our ADSs commence on the NYSE MKT, or the selling period, Datai Bay has authorized Equity Partners, and Equity Partners will use its best efforts, to sell on behalf of Datai Bay all of our ordinary shares that are held by Datai Bay at the beginning of the selling period, provided that the selling price is not less than the greater of an agreed-upon floor price and 85% (or 90% during the last six months of the selling period) of the volume-weighted average closing price per ordinary share for the 30 trading days immediately preceding any such sale.

So long as Datai Bay as a result of such sales achieves a compound annual return of at least 8% on its initial investment in the exchangeable bonds issued by China Holdings, Equity Partners will be entitled to a performance fee in cash from the net proceeds of such sales equal to 20% of such return, plus 20% of any net proceeds to Datai Bay in excess of such return. In addition, provided that during the selling period Equity Partners sells at least 80% of our ordinary shares that are held by Datai Bay at the beginning of such period, Datai Bay will transfer 20% of Datai Bay’s remaining shares to Equity Partners.

SHK

If Equity Partners determines that there is sufficient market demand, it shall invite SHK and SHK may participate in the sales of our ordinary shares as described immediately above. SHK may also sell shares independently of Equity Partners during the selling period.

Provided that the amount equal to (i) the net proceeds to SHK from any sales of our ordinary shares that are held by SHK during the selling period, plus (ii) the value of any unsold ordinary shares that are held by SHK (based on the volume-weighted average closing price per ordinary share for the 30 trading days immediately preceding the expiration of the selling period multiplied by the number of unsold shares) at the end of the selling period, minus (iii) SHK’s initial investment in the exchangeable bonds issued by China Holdings, represents at least an 8% compound annual return on SHK’s initial investment in the exchangeable bonds issued by China Holdings, Equity Partners will be entitled to a performance fee equal to 20% of such amount, payable in cash, our ordinary shares or a combination thereof at the discretion of SHK.

Loan guarantee for Huaren Kudong Commercial Trading Co., Ltd.

Pursuant to a loan guarantee agreement dated December 2011, we provided a loan guarantee to Shanghai Pudong Development Bank for the bank borrowings of our joint venture, Huaren Kudong Commercial Trading Co., Ltd., with a maximum borrowing amount of RMB 14.0 million.  Huaren Kudong Commercial Trading Co., Ltd. paid off the loan on June 30, 2012.  The loan guarantee was no longer outstanding as of June 30, 2012. Our investment in Huaren Commercial Trading Co., Ltd. is held through our subsidiary Cool Sports (HK) Limited., which is indirectly held as to 66.9% by us, 25.5% by G. George Lu, 5.0% by Adrian Chan and 2.5% by Shiu Wah Tse.

Services provided to Digital Li-Ning Company Limited

Pursuant to the joint venture agreement entered into by shareholders of Digital Li-Ning Company Limited on July 11, 2011, we agreed to provide services to the joint venture at cost. Digital Li-Ning Company Limited is owned as to 19.9% by us and 30.1% by G. George Lu. Li Ning Company Limited and Sourcefield International Limited, which are both independent third parties, owned 19.9% and 30.1% of the equity interests of Digital Li-Ning Company Limited, respectively.

Loans to certain senior management of Acquity Group LLC

On January 18, 2011, we provided promissory notes in the principal amounts of US$81,000 and US$14,000 to Matthew Schmeltz and Raymond Grady, respectively. The interest rate borne by the promissory notes shall be the daily prime rate published by The Wall Street Journal on such date less 0.5%. In no event shall the interest rate be less than a per annum rate of interest equal to 3.75%.

On April 14, 2011, we provided promissory notes in the principal amounts of US$3,549,042, US$74,799, US$83,092, US$43,233, US$125,778 and US$221,939 to Acquity Holdings LLC, an entity controlled by certain senior management members of Acquity Group LLC, Mark Joseph, James Newman, Jay Dettling, Andrew Peebler and Raymond Grady, respectively. The interest rate borne by the promissory notes shall be the daily prime rate published by The Wall Street Journal on such date less 0.5%. In no event shall the interest rate be less than a per annum rate of interest equal to 4.0%.

All the loans above are intended to fund the payment of certain tax liabilities incurred by those senior management personnel of Acquity Group LLC. All of such loans were fully repaid on October 14, 2011.

C.                                  Interests of Experts and Counsel

Not applicable.

ITEM 8                                                   FINANCIAL INFORMATION

A.                                    Consolidated Financial Statements and Other Financial Information

We have appended combined financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of our business. Currently, no legal proceedings, regulatory inquiries or investigations are pending against us that, in our opinion, could be expected to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

While our predecessor entities have from time to time paid dividends, we do not plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under PRC law, our joint venture in China, Huaren Kudong Commercial Trading Co., Ltd., is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC joint venture is also required to set aside a portion of its after-tax profits to fund the employee welfare fund and enterprise expansion fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings, the reserve funds are not distributable as cash dividends except in the event of liquidation of such subsidiary. In addition, dividend payments from our PRC joint venture could be delayed as such dividends may only be distributed upon completion of an annual audit of such joint venture. Our PRC joint venture, Huaren Kudong Commercial Trading Co., Ltd., which was established on November 25, 2010, has not yet achieved profitability, and therefore it has not set aside any funds for such statutory reserves.

B.                                   Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9                                                   THE OFFER AND LISTING

A.   Offer and Listing Details

Our ADSs, each representing two of our ordinary shares, have been listed on the NYSE MKT under the symbol “AQ”  The table below shows, for the periods indicated, the high and low closing prices of our ADSs on the NYSE MKT.

	Market Price Per ADS
	High	Low
	(US$)	(US$)
Annual High and Low
Fiscal Year 2012 (from April 27, 2012)	10.69	5.57
Quarterly Highs and Lows
Second Fiscal Quarter of 2012 (from April 27, 2012)	9.85	5.57
Third Fiscal Quarter of 2012	10.69	9.04
Fourth Fiscal Quarter of 2012	10.23	5.75
First Fiscal Quarter of 2013	8.46	5.94
Monthly Highs and Lows
October 2012	10.23	9.75
November 2012	9.98	6.22
December 2012	7.71	5.75
January 2013	7.83	6.85
February 2013	6.99	5.94
March 2013	8.46	6.14
April 2013 (through April 5, 2013)	6.86	6.19

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the NYSE MKT since April 27, 2012 under the symbol “AQ.”

ITEM 10                                            ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-179983), as amended. Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions passed on February 21, 2012. Our amended and restated memorandum and articles of association became effective on April 27, 2012.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

The Cayman Islands currently have no exchange control restrictions. Also see “Item 4. Information on the Company—B. Business Overview—Government Regulations” for information regarding foreign exchange controls in the PRC.

E.                                    Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, the U.S. Treasury regulations promulgated thereunder, judicial decisions, revenue rulings and revenue procedures of the Internal Revenue Service, and other administrative pronouncements of the Internal Revenue Service, all as of the date hereof. This discussion is applicable to U.S. holders (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code (primarily property held for investment). For purposes of this discussion you are a “U.S. holder” if you are a beneficial owner of an ADS or ordinary share that is:

•                                          an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•                                          a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                                          an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                                          a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not address U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•                                          a dealer in securities or currencies;

•                                          a financial institution;

•                                          a regulated investment company;

•                                          a real estate investment trust;

•                                          an insurance company;

•                                          a tax exempt organization;

•                                          a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•                                          a trader in securities that has elected the mark to market method of accounting for your securities;

•                                          a person liable for alternative minimum tax;

•                                          a U.S. expatriate or former U.S. citizen or long-term resident;

•                                          persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•                                          a person who actually or constructively owns 10% or more of our voting stock; or

•                                          a person whose “functional currency” is not the U.S. dollar.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

The authorities upon which this discussion is based are subject to change, which could apply retroactively, and could affect the U.S. federal income tax consequences discussed below. This discussion does not address all of the U.S. federal income tax consequences that may apply to you in light of your particular circumstances. Moreover, this discussion does not address any state, local or non-U.S. tax consequences or any aspects of U.S. federal tax law other than income taxation. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, for U.S. federal income tax purposes, you will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Distributions

Subject to the discussion under “—Passive foreign investment company” below, the gross amount of distributions we make to you with respect to the ADSs or ordinary shares will be includible in your income as dividends, on the date of receipt by the depositary in the case of ADSs, or on the date of receipt by you in the case of ordinary shares, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code for dividends received from other U.S. corporations.

With respect to non-corporate U.S. investors, certain dividends received  from a qualified foreign corporation may be subject to reduced rates of taxation, provided the ADSs or ordinary shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Department of the Treasury guidance indicates that ordinary shares (or ADSs backed by such shares) are considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE MKT, as our ADSs, but not our ordinary shares, are. In addition, in order to be treated as a qualified foreign corporation, we must neither be a PFIC nor be treated as such with respect to you for the taxable year in which the dividend was paid nor the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Dividends will constitute non-U.S. source income for foreign tax credit purposes and will be “passive category” income or, in the case of certain U.S. holders, “general category” income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax free return of your tax basis in your ADSs or ordinary shares, and the balance in excess of adjusted basis in the ADSs or ordinary shares will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles, and, accordingly, you should expect that a distribution will be reported as a dividend (as discussed above) even if that distribution (or a portion thereof) would otherwise be treated as a tax-free return of capital or as capital gain.

Sale, exchange or other disposition

Subject to the discussion under “—Passive foreign investment company” below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will be treated as U.S. source gain or loss for foreign tax credit purposes in most circumstances.

Passive foreign investment company

We will be a PFIC for any taxable year in which:

•                                          at least 75% of our gross income for such year is passive income, or

•                                          at least 50% of the value (determined on a quarterly basis) of our assets during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income includes dividends, interest, certain royalties and rents and gains from the disposition of passive assets. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on the composition of our income and value of our assets , we do not believe that we were a PFIC for the taxable year ended December 31, 2012 and we do not currently expect to become a PFIC for our taxable year ending December 31, 2013, although there can be no assurance in this regard. The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we value our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC.. Our PFIC status for a taxable year will not be determinable until the close of the taxable year, and, accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•                                          the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•                                          the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•                                          the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 (or any other form specified by the U.S. Department of the Treasury) if you hold our ADSs or ordinary shares in any year in which we are a PFIC.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a U.S. investor may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs, but not ordinary shares, because the ADSs will be listed on the NYSE MKT, which constitutes a qualified exchange. There can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Any distributions that we make would generally be subject to the rules discussed above under “Distributions,” except that the lower rate applicable to qualified dividend income would not apply. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, a U.S. investor in a PFIC can mitigate the tax consequences described above by electing to treat the PFIC as a “qualified electing fund” within the meaning of Section 1295 of the Code. However, this option is not available to you because we do not intend to maintain and compute the information necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are a PFIC in any taxable year.

Information Reporting and Backup Withholding

Information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. U.S. holders that are required to establish their exempt status must provide such certification on U.S. Internal Revenue Service Form W-9 or a substitute Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

In addition, certain U.S. holders that hold certain foreign financial assets (which may include our ADSs or ordinary shares) are required to report information relating to such assets, subject to exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. holders are urged to consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of our ADSs or ordinary shares.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We have previously filed with the Commission our registration statement on Form F-1, as amended. We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is April 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with IFRS. We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS.

I.                                        Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure”.

ITEM 11                                            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We were subject to market risks due to fluctuations in interest rates in association with our short-term bank borrowings and convertible bonds. We do not use any derivative instruments to manage our interest rate risk exposure. We have not been subject to nor do we anticipate being exposed to material risks due to changes in interest rates.

Foreign currency risk

Growth in our international operations will incrementally increase our exposure to foreign currency fluctuations as well as other risks typical of international operations, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures and other regulations and restrictions. However, as of December 31, 2012 we had no significant exposure to foreign currency exchange fluctuations.

In the future, foreign exchange rate fluctuations may adversely impact our consolidated results of operations as exchange rate fluctuations on transactions denominated in currencies other than our functional currency result in gains and losses that are reflected in our consolidated statement of operations. If we engage in a substantial number of foreign currency-denominated transactions, to the extent the U.S. dollar weakens against foreign currencies, the translation of these transactions will result in increased revenues and operating expenses. Conversely, if we engage in a substantial number of such transactions, our revenues and operating expenses will decrease when the U.S. dollar strengthens against foreign currencies.

ITEM 12                                            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees paid by our ADS holders

JP Morgan Chase N.A., the depositary of our ADS program, may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a share dividend or share split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of shares regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•                                          a fee of U.S.$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

•                                          a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•                                          a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•                                          reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•                                          a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•                                          stock transfer or other taxes and other governmental charges;

•                                          cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders delivering shares, ADRs or deposited securities;

•                                          transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited Securities; and

•                                          expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. In 2012, our depositary reimbursed to us an amount of $555,556 in connection with legal expenses related to establishment and maintenance of the ADR program.

PART II

ITEM 13                                            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14                                            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of holders of our ordinary shares, which remain unchanged.

We completed our initial public offering of 11,111,112 ordinary shares, represented by 5,555,556 ADSs (including 9,555,556 ordinary shares or 4,777,778 ADSs offered by us and 1,555,556 ordinary shares or 777,778 ADSs offered by the selling shareholders), at US$6.00 per ADS on May 2, 2012, after our ordinary shares and ADSs were registered under the Securities Act and all of the registered securities were sold. The aggregate price of the offering amount registered and sold was US$33.3 million, of which we received proceeds of US$26.7 million and the selling shareholders received proceeds of US$4.3 million. The effective date of our registration statement on Form F-1 (File number: 333-179983) was April 26, 2012. Citigroup and Oppenheimer & Co were the representative of the several underwriters.

Total expenses incurred for our company’s account in connection with our initial public offering were approximately US$7.8 million, including approximately US$2.3 million for underwriting discounts and commissions and approximately US$5.5 million for other expenses. We received net proceeds of approximately US$26.7 million from our initial public offering.  None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.  None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of December 31, 2012, an aggregate of US$3.1 million and US$0.4 million of the net proceeds were spent on general operations and an investment in Acquity Group Consulting CAN, Inc, respectively.

ITEM 15                                            CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies. See “Item 3. Key Information —D. Risk Factors- If we fail to maintain an effective system of internal control, we may not be able to accurately report our financial results or prevent fraud.” for further discussion regarding internal controls.

Changes in Internal Control over Financial Reporting

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. This requirement will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2013, if certain conditions are met. In addition, as an “emerging growth company”, we are not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering.

In connection with the preparation and audit of our consolidated financial statements for the year ended December 31, 2010 included in this annual report, we and our independent registered public accounting firm identified one significant deficiency in our internal control over financial reporting as of December 31, 2010. As defined in the U.S. Public Company Accounting Oversight Board Standard AU325, a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Our significant deficiency is related to our accounting method for equity awards. On October 1, 2009, we issued 51,482 incentive units to ten executives under our 2009 Incentive Unit Plan. The 51,482 incentive units had a grant date fair value of approximately US$890,000, which we intended to recognize as compensation expense over the vesting period of four years. In October 2010, certain incentive units were cancelled and certain units were settled for cash of US$256,000. We recorded the cash payment of US$256,000 as share-based compensation expense at the settlement date. However, IFRS 2, Share-based Payments, requires that any unrecognized grant date fair value be recorded as compensation expense at the settlement date. Accordingly, we recorded additional compensation expense of US$634,000 for the year ended December 31, 2010.

We and our independent registered public accounting firm believe the improper accounting for these settled incentive units indicates that a significant deficiency existed with respect to the operating effectiveness of the controls associated with our accounting for equity awards. We have taken measures to remediate this deficiency, including improving our communications with our registered public accounting firm to ensure the consistency of our interpretations of the guidelines regarding complicated accounting transactions and related training of our accounting personnel regarding the rules for accounting for equity awards. We did not incur material costs in connection with remediating the deficiency. We also believe this was an unusual event that we do not expect to recur in the future.

ITEM 16                                            [RESERVED]

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Donghui Wang qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B.                                CODE OF ETHICS

Our board of directors adopted a code of ethics and conduct that is applicable to all of our directors, officers and employees. A copy of our code of ethics and conduct was filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-179983) originally filed with the SEC on March 8, 2012.

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young LLP, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2011	2012
	(US$)	(US$)
	(Amounts in thousands)

Audit fees(1)	1,502	894
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

(1)                                 “Audit fees” includes the aggregate fees billed for professional services rendered by Ernst & Young for the audit of our annual consolidated financial statements required for statutory or regulatory filings and included the work required for the filings of our F-1 in 2011 and 2012.

The audit committee of our board of directors is directly responsible for the appointment, retention, evaluation, compensation, oversight and termination of the work of the independent auditors employed by our company. Pursuant to the audit committee charter adopted by the board of directors on November 9, 2011, the committee has the authority and responsibility to appoint, retain and terminate our independent auditors and has the sole authority to pre-approve any audit and non-audit services,  to be provided by our independent auditors.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.                               CORPORATE GOVERNANCE

Section 110 of the NYSE MKT Company Guide permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE MKT Company Guide.

ITEM 16H.                               MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17               FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18               FINANCIAL STATEMENTS

See “Index to Consolidated Financial Statements” on page F-1 for a list of all financial statements filed as part of this annual report.

ITEM 19               EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit Number	Description of Document

1.1*	Memorandum and Articles of Association of the Registrant, as currently in effect

2.1*	Registrant’s Specimen American Depositary Receipt

2.2*	Registrant’s Specimen Certificate for ordinary shares

2.3*	Form of Deposit Agreement, among the Registrant, the depositary and holders of the American Depositary Shares

10.1*	2011 Share Incentive Plan

10.2*	Form of Indemnification Agreement with the Registrant’s directors

10.3*	Form of Employment Offer Letter with the Registrant’s Executive Officers, with a schedule setting forth details for different terms for the officers

10.4*	Form of Employment Agreement with senior management of Acquity Group LLC, with a schedule setting forth details for different terms for the officers

10.5*	Deed in Respect of the Convertible Bonds Issued by 2020 GlobalGrowth Equity Limited dated as of December 21, 2007, between GlobalGrowth and SHK

10.6*	Deed in Respect of the Convertible Bonds Issued by 2020 GlobalGrowth Equity Limited dated as of December 14, 2007, between GlobalGrowth and Datai Bay

10.7*	Agreement in Respect of the Issue of Note by 2020 China Holdings, Ltd., dated as of February 11, 2011, between China Holdings and Surfmax

10.8*	Supplemental Agreement to the Agreement in Respect of the Issue of Note by 2020 China Holdings, Ltd., dated as of February 23, 2011, between Surfmax and China Holdings

10.9*	Agreement in Respect of the issue of note by 2020 China Holdings, Ltd., dated as of February 23, 2011, between China Holdings and G. George Lu

10.10*	Investment Management Agreement dated as of February 21, 2008, between GlobalGrowth and Equity Partners

10.11*	Unit Purchase and Redemption Agreement, dated as of March 20, 2008, between Global Investments and Acquity Group LLC

10.12*	Sale and Purchase Agreement, dated as of December 24, 2010, among Acquity Group Limited, 2020 China Holdings, Ltd. and certain senior management

10.13*	Deed in Respect of the Bonds Issued by 2020 China Holdings Ltd., among 2020 China Holdings Ltd., Datai Bay Investments Ltd., SHK Asian Opportunities Holdings Ltd. and 2020 Equity Partners Limited.

10.14*	Deed in Respect of Notes issued by 2020 China Holdings Ltd., among 2020 China Holdings Ltd., G. George Lu, Surfmax Investments Partners Limited and 2020 Equity Partners Limited.

8.1	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*                      Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-179983) of Acquity Group Limited filed with the Securities and Exchange Commission, as declared effective on April 26, 2012, and incorporated herein by reference thereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACQUITY GROUP LIMITED

	By:	/s/ G. George Lu
		Name:	G. George Lu
		Title:	Executive Chairman and Group Chief Executive

Date: April 8, 2013

Acquity Group Limited and Subsidiaries
(Incorporated in Cayman Islands with limited liability)

Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

Acquity Group Limited

31 December 2012, 2011 and 2010

Report of independent registered public accounting firm

The Board of Directors and Stockholders of Acquity Group Limited and Subsidiaries

We have audited the accompanying consolidated statements of financial position of Acquity Group Limited and Subsidiaries (AGL) as of December 31, 2012, 2011, and 2010, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2012.  These financial statements are the responsibility of AGL’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of AGL’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of AGL’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AGL at December 31, 2012, 2011, and 2010, and the consolidated results of AGL’s operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ Ernst & Young LLP

Chicago, Illinois
April 8, 2013

Acquity Group Limited

Consolidated statements of comprehensive income/(loss)

For the years ended 31 December 2012, 2011 and 2010

(in thousands, except per share data)

	Notes	2012	2011	2010
		USD	USD	USD
Revenues	29	$141,011	$106,655	$72,559
Cost of revenues		79,148	60,543	41,150
Gross profit		61,863	46,112	31,409

Selling and marketing expenses		9,401	7,750	6,270
Administrative expenses		29,590	21,336	19,284
Costs associated with initial public offering		2,120	1,207	1,046
Operating profit		20,752	15,819	4,809

Other non-operating expense, net		(2)	—	(16)
Finance income/(costs), net	7	15	26	(6,311)
Equity in losses of associates	30	(1,388)	(1,038)	—
Impairment losses in associates	30	(6,970)	—	—
Profit/(loss) before tax		12,407	14,807	(1,518)

Income tax expense	10	9,870	6,472	1,853
Profit/(loss)		$2,537	$8,335	$(3,371)

Profit/(loss) attributable to:
Equity holders of the Company		$3,254	$8,607	$(5,532)
Non-controlling interests/(loss)	27	(717)	(272)	2,161
Profit/(loss)		$2,537	$8,335	$(3,371)

Other comprehensive profit/(loss):
Profit/(loss)		$2,537	$8,335	$(3,371)
Currency translation differences		(96)	102	—
Comprehensive profit/(loss)		$2,441	$8,437	$(3,371)

Total comprehensive profit attributable to:
Equity holders of the Company		$3,186	$8,675	$(5,532)
Non-controlling interests/(loss)	27	(745)	(238)	2,161
Comprehensive profit/(loss)		$2,441	$8,437	$(3,371)

Profit/(loss) per share attributable to equity holders of the Company:
Basic profit/(loss) per share for the year		$0.07	$0.23	$(5.0)
Diluted profit/(loss) per share for the year		$0.07	$0.23	$(5.0)

See accompanying notes

Acquity Group Limited

Consolidated statements of financial position

As at 31 December 2012, 2011 and 2010

(in thousands)

	Notes	2012	2011	2010
		USD	USD	USD
Assets
Non-current assets:
Property and equipment, net	12, 25	$5,872	$3,648	$2,696
Intangible assets	13, 14	23,849	26,428	28,803
Other non-current assets		87	74	55
Investment in associates	30	189	3,887	—
Deferred tax assets	10	5,985	4,521	4,381
		35,982	38,558	35,935
Current assets:
Trade receivables	15, 22	26,641	19,906	12,577
Unbilled receivables	15	9,865	8,056	4,863
Due from customers under fixed-price contracts	29	62	456	906
Prepayments and other receivables	16, 26	1,852	3,186	896
Restricted cash	17, 22	—	2,600	—
Cash and cash equivalents	18, 22	36,454	6,875	12,428
		74,874	41,079	31,670
Total assets		$110,856	$79,637	$67,605

Equity and liabilities
Equity:
Issued capital	23	$5	$4	$4
Capital reserve		96,577	71,030	71,030
Other comprehensive income		—	68	—
Retained loss		(4,159)	(7,413)	(16,020)
Equity attributable to equity holders of the Company		92,423	63,689	55,014
Non-controlling interests	27	—	745	983
Total equity		92,423	64,434	55,997

Non-current liabilities:
Other non-current liabilities	22	6,590	5,379	4,114
		6,590	5,379	4,114
Current liabilities:
Trade payables	19, 22, 28	2,343	1,589	1,052
Other payables and accruals	20, 22, 26, 28	8,508	8,159	5,453
Due to customers under fixed-price contracts	28, 29	154	41	—
Accrued income taxes	28	838	35	989
		11,843	9,824	7,494
Total liabilities		18,433	15,203	11,608
Total equity and liabilities		$110,856	$79,637	$67,605

See accompanying notes

Acquity Group Limited

Consolidated statements of changes in equity

As at 31 December 2012, 2011 and 2010

(in thousands)

	Notes	Issued capital	Capital reserve	Other comprehensive income	Retained profit/ (loss)	Equity attributable to equity holders of Company	Non-controlling interests	Total equity
		USD	USD	USD	USD	USD	USD	USD
As of 1 January 2010		$0.1	$—	$—	$(10,488)	$(10,488)	$9,386	$(1,102)
Profit/(loss) for the period		—	—	—	(5,532)	(5,532)	2,161	(3,371)
Other comprehensive income		—	—	—	—	—	—	—
Total for the period		—	—	—	(5,532)	(5,532)	2,161	(3,371)
Acquisition of interest in subsidiaries		—	—	—	—	—	1,244	1,244
Issuance of share-based payment to non-controlling interest	27	—	—	—	—	—	834	834
Issuance of controlling equity holders	23	3	—	—	—	3	—	3
Settlement of share-based payment	24, 27	—	—	—	—	—	(257)	(257)
Redemption of subsidiary’s units from non-controlling interests	27	—	—	—	—	—	(77)	(77)
Distribution to non-controlling interests	27	—	—	—	—	—	(1,980)	(1,980)
Share swap between equity holders of the Company and non-controlling interests	23	1	10,327	—	—	10,328	(10,328)	—
Transfer of convertible bonds	21	—	60,703	—	—	60,703	—	60,703
Total for the period		4	71,030	—	(5,532)	65,502	(8,403)	57,099
As of 31 December 2010		$4	$71,030	$—	$(16,020)	$55,014	$983	$55,997
Profit/(loss) for the period		—	—	—	8,607	8,607	(272)	8,335
Other comprehensive income		—	—	68	—	68	34	102
Total for the period		—	—	68	8,607	8,675	(238)	8,437
As of 31 December 2011		$4	$71,030	$68	$(7,413)	$63,689	$745	$64,434
Profit/(loss) for the period		—	—	—	3,254	3,254	(717)	2,537
Other comprehensive income		—	—	(68)	—	(68)	(28)	(96)
Issuance of American depositary shares	23	1	28,666	—	—	28,667	—	28,667
American depositary shares offering costs	23	—	(3,119)	—	—	(3,119)	—	(3,119)
Total for the period		1	25,547	(68)	3,254	28,734	(745)	27,989
As of 31 December 2012		$5	$96,577	$—	$(4,159)	$92,423	$—	$92,423

See accompanying notes

Acquity Group Limited

Consolidated statements of cash flows

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

	Notes	2012	2011	2010
		USD	USD	USD

Operating activities:
Profit/(loss) before tax		$12,407	$14,807	$(1,518)
Adjustments to reconcile profit/(loss) before tax to net cash flows from operating activities:
Non-cash:
Depreciation of property and equipment	8, 12	2,200	1,436	941
Amortization of intangible assets and straight-line rent	8, 13	2,650	2,592	2,681
Impairment losses in associates	30	6,970	—	—
Impairment loss of trade receivables	15	271	21	(7)
Finance costs, net	7	(15)	(26)	6,311
Other		2	—	—
Share-based payment expenses	24	—	—	834
Gain on change in fair value of contingent consideration		—	—	41
Equity in losses of associates		1,388	1,038	—
Working capital adjustments:
Trade receivables and unbilled receivables		(8,815)	(10,542)	(5,044)
Due from customers under fixed-price contracts		394	451	(906)
Prepayment and other receivables		(172)	(646)	(549)
Trade payables		754	447	600
Settlement of share-based payment	24, 27	—	—	(257)
Other payables and accruals		428	2,736	2,662
Due to customers under fixed-price contracts		113	41	(23)
Other non-current assets		(13)	(18)	(36)
Other non-current liabilities		—	66	201
Interest received		—	87	—
Interest paid		—	—	(22)
Income tax paid		(8,594)	(7,828)	(845)
Net cash flows generated from operating activities		9,968	4,662	5,064

Investing activities:
Purchase of property and equipment	12	(4,424)	(2,388)	(1,848)
Purchase of intangible assets	13	—	(158)	—
Payment of contingent consideration		—	—	(4,477)
Decrease/(increase) in restricted cash	17	2,600	(2,600)	8,596
Investment in associates	30	(4,762)	(4,822)	—
Loan to associates	16, 26	—	(247)	—
Net cash flows (used in)/generated from investing activities		(6,586)	(10,215)	2,271

Financing activities:
Proceeds from issuance of American depositary shares		28,667	—	—
Payment of costs associated with initial public offering		(2,470)	—	—
Issuance of convertible bonds	21	—	—	27
Issuance of ordinary share		—	—	1,244
Repayment of borrowings		—	—	(1,408)
Distribution to non-controlling interest	27	—	—	(1,980)
Redemption of subsidiary’s units from non-controlling interest		—	—	(77)
Consideration paid for convertible bonds transfer	21	—	—	(3,916)
Net cash flows generated from/(used in) financing activities		26,197	—	(6,110)

Net increase/(decrease) in cash and cash equivalents		29,579	(5,553)	1,225

Cash and cash equivalents at the beginning of the period		6,875	12,428	11,203
Cash and cash equivalents at the end of the period		$36,454	$6,875	$12,428

See accompanying notes

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

1.              Corporate information

Acquity Group Limited (the “Company”) was incorporated on 12 August 2010 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands.  The registered office of the Company is located at Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands and the principal place of business of the Company is located at 500 West Madison Street, Chicago, Illinois, United States of America (“USA”). The Company is majority-owned by certain foreign shareholders, including Khazanah Nasional Berhad, SHK Asian Opportunities Fund, L.P. and Surfmax Investment Partners Limited, who hold an aggregate 54.4% equity ownership at 31 December 2012.

The principal activity of the Company and its subsidiaries (collectively referred to as the “Group”) is digital marketing services. For management purposes, the Group operates in one business unit based on its digital marketing services and has one reportable operating segment. The details of the Company and its subsidiaries are as follows:

Company names	Registered place	Registration date	Capital as of 31 December 2012	Ownership ratio	Main activity
			USD
Acquity Group Limited (the “Company”)	Cayman Islands	12 August 2010	$4	—	Holding company
2020 GlobalGrowth Equities Limited (“GlobalGrowth”)	Cayman Islands	13 November 2007	—	100.00%	Holding company
2020 Global Investments, LLC (“2020 GI”)	Delaware, USA	22 February 2008	13,000	100.00%	Holding company
Acquity Group, LLC	Delaware, USA	22 March 2001	12,259	100.00%	Digital marketing services
Xijiao International Limited	Cayman Islands	12 August 2010	1	100.00%	Holding company
Xijiao Hong Kong Limited	Hong Kong	16 August 2010	—	100.00%	Holding company
Cool Sports (BVI) Limited	British Virgin Islands	14 September 2010	2,981	66.94%	Holding company
Cool Sports (Hong Kong) Limited	Hong Kong	12 October 2010	—	100.00%	Holding company
Acquity Group Lux, S.a.r.l.	Luxembourg	29 November 2012	403	100.00%	Holding company
Acquity Group Consulting Can, Inc.	Canada	20 September 2012	425	100.00%	Digital marketing services

2.1   Basis of preparation

The accompanying consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, which are stated at fair value. The consolidated financial statements are presented in US dollars (“USD” or $) and all values, excluding per share data, is rounded to the nearest thousand (,000), except when otherwise indicated. The financial year end date of the Group is 31 December.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.2                               Basis of consolidation

The Company was incorporated on 12 August 2010 and is the direct parent of GlobalGrowth and its subsidiaries. The Company issued shares to the existing shareholders of GlobalGrowth in exchange for the shares already held in that entity and there were no changes to the shareholder group. This transaction does not represent a business combination as there is no economic substance in terms of any real alteration to the composition or ownership of the group. Accordingly, its consolidated financial statements are presented as a continuance of the existing group and the consolidated statements of financial position, consolidated statements of comprehensive income, consolidated statements of changes of equity and consolidated statements of cash flows for the periods ended 31 December 2010, 2011 and 2012.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries for the years ended 31 December 2010, 2011 and 2012 (the “reporting periods”).

Subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

2.3.                            Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities, except as explained in Note 2.4 which addresses changes in accounting policies and disclosures.

Certain comparative amounts in the financial statements have been reclassified to conform with the current year’s presentation.

a)             Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.3.          Summary of significant accounting policies (cont’d)

a)    Business combinations (cont’d)

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of International Accounting Standards (“IAS”) 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized in either profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGU”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill was allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

b)   Interest in associates

The Group’s investment in associates, entities in which the Group has significant influence, are accounted for using the equity method. Under the equity method, the investment in the associates is initially recognized at cost. The carrying amount of the investment is adjusted to recognize the Group’s share of the results of operations of the associate.  The Group’s share of profits or losses of the associates is reflected on the face of the consolidated statement of comprehensive income.  The financial statements of the associates are prepared for a similar reporting period as the Group.

In the event of an indication of impairment, the Company determines the fair market value of its investments by reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs.  An impairment loss is recognized in the consolidated statement of comprehensive income as “Impairment losses in associates” and is equal to the difference between the investment’s carrying value and its estimated fair value at the balance sheet date of the reporting period for which the Company determined the loss.

Upon loss of significant influence over the associates, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associates upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.3.          Summary of significant accounting policies (cont’d)

c)   Foreign currencies

The Group’s consolidated financial statements are presented in USD, which is the functional currency of the Company and its subsidiaries and the presentation currency of the Group. For each consolidated entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and has elected to recycle the gain or loss that arises from using this method.

i) Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognized in profit or loss with the exception of monetary items that are designated as part of the hedge of the Group’s net investment of a foreign operation. These items are recognized in other comprehensive income until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

ii) Group companies

On consolidation, the assets and liabilities of foreign operations are translated into USD at the prevailing rate of exchange on the reporting date and their income statements are translated at prevailing exchange rates on the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in profit or loss.

d)   Revenue recognition

Revenue is recognized to the extent that it is probable that all the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when payment is made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding discounts, rebates and other sales taxes or duty. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements. The specific recognition criteria described below must also be met before revenue is recognized.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.3.          Summary of significant accounting policies (cont’d)

d)             Revenue recognition (cont’d)

Services

The Group recognizes revenue from the provision of professional and digital marketing services to its clients when persuasive evidence of an arrangement exists, and services have been provided to the customer.

Revenue for time-and-materials contracts is earned based on hours worked and reimbursements received for out-of-pocket expenses which the Group realizes as services are provided.

Revenue from fixed-price contracts, which represents approximately 4% of total revenues, are recognized using the percentage-of-completion method. Revenue is recognized based on the percentage-of-labor incurred to estimated total labor. Further details related to fixed-price contracts are provided in Note 29.

Hosting arrangements are provided to manage and control the system needed for the client’s business operations. Revenues generated from hosting arrangements are recognized ratably over the arrangement’s term and as the monthly services are provided.

Reimbursements received for out-of-pocket expenses incurred are characterized as revenue and the related expenses are included in cost of revenues in the consolidated statements of comprehensive income.

Interest income

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available for sale, interest income is recorded using the effective interest rate (“EIR”). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income/(costs), net in the consolidated statements of comprehensive income.

e)  Cost of revenues

Cost of revenues primarily include consultants’ salaries and bonuses, benefits and payroll-related taxes, subcontractor costs and travel expenses.

f)  Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date, in the country where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of comprehensive income.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.3.          Summary of significant accounting policies (cont’d)

f)  Taxes (cont’d)

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.  Deferred tax liabilities are recognized for all taxable temporary differences, except:

(a)                 When a deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

(b)                 In respect of taxable temporary differences associated with investments in subsidiaries and interests in associates, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses.  Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be utilized except:

(a)                 When the deferred tax asset relating to deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

(b)                In respect of deductible temporary differences associated with investments in subsidiaries and interests in associates, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it becomes probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax items relating to items recognized outside profit or loss is recognized outside profit or loss.  Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes related to the same taxable entity and the same taxation authority.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.3.          Summary of significant accounting policies (cont’d)

g)  Trademarks, software development costs, non-competes and customer relationships intangible assets

Separately acquired trademarks and licenses are shown at historical cost. Trademarks, software development costs and customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Trademarks have an indefinite useful life and the Group assesses whether there is any indication of impairment at each reporting date. Software development costs, non-compete and customer relationships have a finite useful life and are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the costs over the estimated useful lives as follows:

Software development costs	2 years
Non-compete agreements	2 years
Customer relationships	6 years

Internal costs incurred in researching and developing a computer software product to sell, lease, or otherwise market, is charged to expense until technological feasibility has been established for the product. Software development costs incurred subsequent to establishing technological feasibility through general release of the software products are capitalized. Judgment is required in determining when technological feasibility of a product is established. Amortization of the asset begins when development is complete and the asset is available for use and is reported over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

h)   Property and equipment

Property and equipment other than construction in progress is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the equipment if the recognition criteria are met.  When significant parts of property and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.  Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the equipment as a replacement, if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the consolidated statements of comprehensive income as incurred.

Depreciation is calculated on the straight-line basis over the estimated useful life of the asset as follows:

Office and electronic equipment	2 to 3 years
Software	2 to 3 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of useful life or lease term

Where parts of an item of property and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Assets under construction in progress are not depreciated as they are not yet available for use.

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of comprehensive income in the year the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end, and adjusted prospectively, if appropriate.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.3.          Summary of significant accounting policies (cont’d)

i)   Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or the CGU’s fair value less costs to sell and its value in use.  The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses are recognized in the consolidated statements of comprehensive income in those expense categories consistent with the function of the impaired asset.

For assets, excluding goodwill and trademarks, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of comprehensive income.

The following assets have specific characteristics for impairment testing:

Goodwill

Goodwill is tested for impairment annually (as of 1 October) and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.3.          Summary of significant accounting policies (cont’d)

j)                Financial instruments – initial recognition and subsequent measurement

Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s major financial assets include trade receivables, other receivables, amounts due from related parties, restricted cash and cash and cash equivalents.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as described below:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income/(costs), net in the consolidated statements of comprehensive income. The losses arising from impairment are recognized in the consolidated statements of comprehensive income.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

(a)                 The rights to receive cash flows from the asset have expired and,

(b)                The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Group has transferred substantially all the risks and rewards of the asset, or (ii) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.3.          Summary of significant accounting policies (cont’d)

j)                Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

When the Group transfers its rights to receive cash flows from an asset or enters into a pass-through arrangement, it evaluates if and to what extent it retains the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. In that case the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Group’s financial liabilities include trade payables and other payables and accruals.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at fair value through profit or loss

Gains or losses on financial liabilities designated at fair value through profit or loss are recognized in the consolidated statements of comprehensive income.

Loan and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statements of comprehensive income when the liabilities are derecognized as well as through the amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income/(costs) in the consolidated statements of comprehensive income.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.3.          Summary of significant accounting policies (cont’d)

j)                Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial liabilities (cont’d)

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability.  The difference in the respective carrying amounts is recognized in the consolidated statements of comprehensive income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if there is a current enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 22.

k)             Share-based payment

Employees (primarily senior executives) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received (or to be received) are measured as the difference between the fair value of the share-based payment transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.3.          Summary of significant accounting policies (cont’d)

k) Share-based payment (cont’d)

Equity-settled transactions

The cost of equity-settled transactions with employees for awards granted is measured by reference to the fair value at the date on which they were granted. The fair value is determined by using an appropriate pricing model, further details of which are given in Note 24.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The consolidated statements of comprehensive income represent the movement in cumulative expense recognized at each period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition.  These awards are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

l)                Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with original maturity of three months or less.

For the purpose of the consolidated statement of cash flow, cash and cash equivalents consist of cash and short-term deposits as defined above.

m)         Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date.  The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Group as a lessee

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.3.          Summary of significant accounting policies (cont’d)

m)         Leases (cont’d)

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the consolidated statements of comprehensive income on a straight-line basis over the lease term.

Group as lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Rental income from operating leases is recognized in the consolidated statements of comprehensive income on a straight-line basis over the term of the relevant lease.

2.4.          Changes in accounting policies and disclosures

New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following amendments to IFRS effective as of 1 January 2012:

(a)         IAS 1 Presentation of Items of Other Comprehensive Income — Amendment to IAS 1

(b)         IAS 12 Income Taxes (Amendment) — Deferred Taxes: Recovery of Underlying Assets

(c)          IFRS 7 Financial Instruments : Disclosures — Enhanced Derecognition Disclosure Requirements

The adoption of the standards or interpretations is described below:

IAS 1 Presentation of Items of Other Comprehensive Income — Amendment to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, net gain on hedge of   net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affects presentation only and has no impact on the Group’s financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012.  The Group has early adopted the Amendment to IAS 1 in the year ended 31 December 2012.

IAS 12 Income Taxes (Amendment) — Deferred Taxes: Recovery of Underlying Assets

The amendment clarified the determination of deferred tax on investment property measured at fair value and introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. It includes the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after 1 January 2012 and there has been no effect on the Group’s financial position, performance or its disclosures.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

2.4.          Changes in accounting policies and disclosures (cont’d)

IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about the entity’s continuing involvement in derecognized assets to enable the users to evaluate the nature of, and risks associated with, such involvement. The amendment is effective for annual periods beginning on or after 1 July 2011. The Group does not have any assets with these characteristics so there has been no effect on the presentation of its financial statements.

3.              Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

Estimates and assumption

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.  The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.  The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset.  The Group’s impairment test for property and equipment is based on value in use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset base of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Impairment of goodwill and trademarks

The fair value in use calculation is based on a qualitative assessment in 2012 and on a discounted cash flow model in 2011 and 2010.  The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purpose.  The key assumptions used to determine the recoverable amount for the different cash generating units, including sensitivity analysis, are further explained in Note 14.

Useful lives and residual values of property and equipment

The directors of the Company determine the estimated useful lives and residual values and consequently related depreciation charges. This estimate is based on the historical experience of the actual useful lives and residual values of property and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. The directors will increase the depreciation charge where useful lives and residual values are less than previously estimated.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

3.              Significant accounting judgments, estimates and assumptions (cont’d)

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Provisions for impairment of trade and other receivables

Provisions for impairment of trade and other receivables are made based on the assessment of the recoverability and aging analysis of trade and other receivables. The identification of impairment of trade and other receivables requires management’s judgment and estimates. Where the actual outcome or expectation in the future is different from the original estimate, such differences will have impact on the carrying amounts of the receivables and impairment of trade and other receivables expenses/write-back in the year in which such estimate has been changed.

Revenue recognition – percentage-of-completion

Revenues from fixed-price contracts are recognized using the percentage-of-completion method. Revenue is recognized based on the percentage-of-labor incurred to estimated total labor.  The amount of estimated total labor is based on management’s best judgement but could differ from total labor actually needed.

Deferred tax assets

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management’s judgment and estimate is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Note 10.

Deferred tax liabilities

Deferred tax liabilities are recognized for taxable temporary differences.  Significant management’s judgment and estimate is required to determine the amount of deferred tax liabilities to be recognized based on management’s expectation and applicable tax rates. Further details are given in Note 10.

Impairment of investment in associates

The Company accounts for its investment in associates using the equity method as it has significant influence over the operations of the associates. The Company also considers whether any indications of impairment exist which could cause doubt regarding the carrying value of the investments. In the event of an indication of impairment, the Company determines the fair market value of its investments by reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs.  An impairment loss is recognized in the consolidated statement of comprehensive income equal to the difference between the investment’s carrying value and its estimated fair value at the balance sheet date of the reporting period for which the Company determined the loss.  The fair value of the investment would then become the new carrying value of the investment.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

4.                    Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s consolidated financial statements are listed below. This listing represents standards and interpretations issued, which the Group reasonably expects to be applicable at a future date. The Group intends to adopt these standards when they become effective.

Standard	Effective Date
IAS 19 Employee Benefits (Revised)	Effective for annual periods beginning on or after 1 January 2013
IAS 27 Separate Financial Statements (as revised in 2011)	Effective for annual periods beginning on or after 1 January 2013
IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)	Effective for annual periods beginning on or after 1 January 2013
IAS 32 Offsetting Financial Assts and Financial Liabilities – Amendments to IAS 32	Effective for annual periods beginning on or after 1 January 2014
IFRS 7 Disclosures – Offsetting Financial assets and Financial Liabilities – Amendment to IFRS 7	Effective for annual periods beginning on or after 1 January 2013
IFRS 9 Financial Instruments: Classification and Measurement	Effective for annual periods beginning on or after 1 January 2015
IFRS 10 Consolidated Financial Statements	Effective for annual periods beginning on or after 1 January 2013
IFRS 11 Joint Arrangements	Effective for annual periods beginning on or after 1 January 2013
IFRS 12 Disclosure of Involvement with Other Entities	Effective for annual periods beginning on or after 1 January 2013
IFRS 13 Fair Value Measurement	Effective for annual periods beginning on or after 1 January 2013

The Group is currently assessing the impact, if any, from the adoption of the above standards or amendments on its financial position or performance.

5.              Operating segment information

The Group is principally engaged in the business of digital marketing services. For management purposes, the Group operates in one business unit based on its digital marketing services, and has one reportable operating segment.

No operating segments have been aggregated to form the reportable operating segment.

The Group ordinarily has not placed reliance on any single external customers, amounting to 10% or more of its revenues. However, during the year ended 31 December 2011, one customer amounted to 12.6% of its revenues.  No customers amounted to more than 10% of its revenues for the years ended 31 December 2012 and 2010.  No geographical information is presented as all significant amounts of the Group’s revenue is derived from customers based in the USA and all non-current assets other than financial instruments, deferred tax assets, post employment benefit assets and rights arising under insurance contracts are in the USA.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

6.              Line of credit

The Company has available a line of credit facility with American Chartered Bank for the lessor of $10,000 or 80% of eligible accounts receivable.  Interest is payable monthly and accrues interest at 0.5% below the prime rate with a floor of 4%.  The line of credit is collateralized by substantially all of the Company’s assets.

On April 1, 2011 the terms of the line of credit were extended indefinitely.  The Company had no outstanding borrowings under the line of credit as of December 31, 2012, 2011 and 2010, respectively.

7.              Finance income and costs

The following schedule summarizes the Group’s finance income and costs:

	2012	2011	2010
	USD	USD	USD
Finance income:
Interest income on loan receivable from officers (Note 27)	$—	$86	$—
Interest income on bank balances	75	1	—
Non-operating income	75	87	—

Finance expenses:
Interest expense on interest bearing borrowings	—	—	(22)
Interest expense on convertible bonds	—	—	(2,990)
Loss on valuation of convertible bond derivative components	—	—	(3,217)
Other	(60)	(61)	(82)
Non-operating expenses	(60)	(61)	(6,311)
Finance income/(costs), net	$15	$26	$(6,311)

8.  Depreciation and amortization included in the consolidated statement of comprehensive income

The following schedule summarizes the Group’s depreciation and amortization:

	2012	2011	2010
	USD	USD	USD
Included in cost of revenues:
Depreciation	$165	$46	$34
Amortization of intangibles	—	—	55

Included in administrative expenses:
Depreciation	2,035	1,390	907
Amortization of intangibles	2,579	2,533	2,500

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

9.             Employee benefits expense

The following schedule summarizes the Group’s employee benefit expense:

	2012	2011	2010
	USD	USD	USD

Wage and salaries	$68,371	$49,813	$37,340
Social security costs	4,545	3,442	2,457
Welfare costs	2,531	1,819	1,279
Employee benefits expense	$75,447	$55,074	$41,076

10.       Income taxes

The Company and GlobalGrowth were incorporated in the Cayman Islands as exempted companies with limited liability under the Companies law of Cayman Islands.  The Company and GlobalGrowth are not subject to income tax or withholding tax in the Cayman Islands.

2020 GI was formed in the USA and is subject to U.S. federal income tax at a statutory rate of 35% and state income tax at various jurisdictional tax rates as a corporation.  Acquity Group, LLC originally was formed in the USA as a partnership, which was not subject to income tax (i.e., its income or loss flowed through to its partners).  As a result of the business combination on 20 March 2008, Acquity Group, LLC experienced, for U.S. federal income tax purposes, a partnership technical termination, resulting in a pro-rata step-up in tax basis of Acquity Group, LLC’s assets and the formation of a new partnership.  As a result of the unit holders sale and purchase agreement on 24 December 2010 (see Note 23), Acquity Group, LLC experienced, for U.S. federal income tax purposes, another partnership technical termination, resulting in a pro-rata step-up in the tax basis of Acquity Group, LLC’s assets and the formation of a new single member limited liability company.  From 24 December 2010, Acquity Group, LLC elected, for U.S. federal income tax purposes, to be treated as a disregarded entity, which is not subject to U.S. income tax (i.e., its income or loss is reported by its single member, 2020 GI).

The major components of income tax (benefit)/expense for the reporting periods are as follows:

	2012	2011	2010
	USD	USD	USD

Current income tax	$11,334	$6,612	$1,835
Deferred tax	(1,464)	(140)	18
Income tax expense	$9,870	$6,472	$1,853

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

10.       Income taxes (cont’d)

A reconciliation of Company’s total tax expense to the anticipated tax at the U.S. federal statutory income tax rate for the reporting periods is as follows:

	2012	2011	2010
	USD	USD	USD

Profit/(loss) before tax	$12,407	$14,807	$(1,518)
Statutory tax rate	35.0%	34.0%	34.0%
Tax at the statutory tax rate	4,342	5,035	(517)

State tax, net of Federal benefit	1,097	829	171
Foreign tax rate differences	2,914	(594)	1,495
Permanent book-tax differences	413	132	370
Non-controlling interest	—	—	(735)
Withholding taxes	1,080	1,080	1,080
Other	24	(10)	(11)
Total tax charge	$9,870	$6,472	$1,853
Effective tax rate	79.6%	43.7%	-121.9%

The most significant items impacting the effective tax rate are: foreign tax rate differences including associate interests, non-controlling interest and withholding taxes. Foreign tax rate differences represent the impact of tax rate differences between the U.S. and foreign jurisdictions in which the Company and its subsidiaries operate, including the Cayman Islands, in which the Company and GlobalGrowth operate. Non-controlling interest represents the impact of the Company’s non-controlling interest in Acquity Group, LLC prior to the reorganization on 24 December 2010.  Withholding taxes represent the impact of 30% withholding tax on interest accrued on the loan from GlobalGrowth (a Cayman Islands entity) to 2020 GI (a U.S. entity).

Deferred taxes relate to the following:

	2012	2011	2010
	USD	USD	USD
Deferred tax assets:
Amortizable intangibles	$1,931	$2,185	$2,552
Interest expense	4,432	2,899	2,028
Other assets	603	379	300
Deferred tax assets	6,966	5,463	4,880

Deferred tax liabilities:
Depreciation expense and others	(981)	(942)	(499)
Deferred tax liabilities	(981)	(942)	(499)
Net deferred tax assets	$5,985	$4,521	$4,381

Deferred taxes on interest expense relate to accrued and unpaid interest on an intercompany loan between GlobalGrowth and 2020 GI.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

11.   Earnings per share

Basic earnings per share is calculated by dividing the net profit/(loss) for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

On 2 May 2012, the Company completed the initial public offering (“IPO”) of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.”  Pursuant to the registration statement filed with the Securities and Exchange Commission, each American depositary share presented in the consolidated statement of comprehensive income represents two ordinary shares outstanding as of 31 December 2012.

The following table shows the profit/(loss) and share data used in the basic earnings/(loss) per share calculations:

	2012	2011	2010
	USD	USD	USD

Profit/(loss) attributable to equity holders of the Company	$3,254	$8,607	$(5,532)
Profit/(loss) attributable to ordinary shares for basic earnings	3,254	8,607	(5,532)

Weighted average number of ordinary shares for basic earnings per share *	43,978.2	37,477.3	1,108.4
Profit/(loss) per share attributable to equity holders of the Company	$0.07	$0.23	$(5.0)

(*) The details of calculation for weighted average number of ordinary shares for basic earnings per share are as follows:

	2012	2011	2010
	USD	USD	USD

Number of shares at the beginning of the year	37,477	37,477	—
Subdivision of ordinary shares (retroactive)	—	—	1
Issued ordinary shares during the year	—	—	26,098
Share swap	—	—	11,378
Shares issued during IPO	9,556	—	—
Number of shares at the end of the year	47,033	37,477	37,477
Number of days in a year	366	365	365
Weighted number of shares	16,096,012	13,679,201	404,568
Weighted average number of ordinary shares for basic earnings per share	43,978.2	37,477.3	1,108.4

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements.

The Group does not have a dilution effect; therefore, net profit/(loss) for basic earnings per share and net profit/(loss) for diluted earnings per share are the same.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

12.            Property and equipment

The following schedule summarizes the Group’s property and equipment:

	Office and electronic equipment	Software	Furniture and fixtures	Leasehold improvements	Total
	USD	USD	USD	USD	USD
Cost:
At 1 January 2010	$1,023	$1,085	$489	$777	$3,374
Additions	973	480	81	314	1,848
At 31 December 2010	1,996	1,565	570	1,091	5,222
Additions	746	834	653	155	2,388
At 31 December 2011	2,742	2,399	1,223	1,246	7,610
Additions	2,140	1,559	596	129	4,424
At 31 December 2012	$4,882	$3,958	$1,819	$1,375	$12,034

Accumulated depreciation:
At 1 January 2010	$(766)	$(471)	$(145)	$(203)	$(1,585)
Deprecation expense	(391)	(331)	(88)	(131)	(941)
At 31 December 2010	(1,157)	(802)	(233)	(334)	(2,526)
Deprecation expense	(684)	(438)	(127)	(187)	(1,436)
At 31 December 2011	(1,841)	(1,240)	(360)	(521)	(3,962)
Deprecation expense	(1,088)	(664)	(225)	(223)	(2,200)
At 31 December 2012	$(2,929)	$(1,904)	$(585)	$(744)	$(6,162)

Net book value:
At 1 January 2010	$257	$614	$344	$574	$1,789
At 31 December 2010	$839	$763	$337	$757	$2,696
At 31 December 2011	$901	$1,159	$863	$725	$3,648
At 31 December 2012	$1,953	$2,054	$1,234	$631	$5,872

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

13.            Intangible assets

The following schedule summarizes the Group’s intangible assets:

	Goodwill	Trademark	Software development costs	Customer relationship	Non-compete	Total
	USD	USD	USD	USD	USD	USD
Cost:
At 1 January 2010	$25,217	$3,800	$500	$15,000	$—	$44,517
Additions	—	—	—	—	—	—
At 31 December 2010	25,217	3,800	500	15,000	—	44,517
Additions	—	—	—	—	158	158
At 31 December 2011	25,217	3,800	500	15,000	158	44,675
Additions	—	—	—	—	—	—
At 31 December 2012	$25,217	$3,800	$500	$15,000	$158	$44,675

Accumulated amortization:
At 1 January 2010	$(7,160)	$(1,100)	$(445)	$(4,454)	$—	$(13,159)
Amortization expense	—	—	(55)	(2,500)	—	(2,555)
At 31 December 2010	(7,160)	(1,100)	(500)	(6,954)	—	(15,714)
Amortization expense	—	—	—	(2,500)	(33)	(2,533)
At 31 December 2011	(7,160)	(1,100)	(500)	(9,454)	(33)	(18,247)
Amortization expense	—	—	—	(2,500)	(79)	(2,579)
At 31 December 2012	$(7,160)	$(1,100)	$(500)	$(11,954)	$(112)	$(20,826)

Net book value:
At 1 January 2010	$18,057	$2,700	$55	$10,546	$—	$31,358
At 31 December 2010	$18,057	$2,700	$—	$8,046	$—	$28,803
At 31 December 2011	$18,057	$2,700	$—	$5,546	$125	$26,428
At 31 December 2012	$18,057	$2,700	$—	$3,046	$46	$23,849

14.            Impairment testing of goodwill and intangible assets with indefinite lives

Goodwill acquired through business combinations and trademarks with indefinite lives have been allocated to one CGU, which is also the only operating segment, for impairment testing. The Group performed its annual impairment test of goodwill and trademarks as of 1 October 2012, 2011 and 2010.

In 2012, the Company performed a qualitative assessment of goodwill acquired through business combinations and trademarks to determine impairment.  Based on an analysis of events that occurred and circumstances that changed since the most recent fair value calculation, the Company determined that there is a remote likelihood that the current fair value would be less than the carrying value; therefore, the carrying value of the goodwill and trademark is not impaired.  The Company did not perform further testing.

In 2011 and 2010, the recoverable amount of goodwill has been determined based on the unit’s fair value less cost to sell using projections of earnings from financial forecasts approved by senior management covering a five-year period as well as comparison of the CGU using to available market multiples of comparable publicly traded companies. The after-tax discount rates applied to the earnings forecasts prepared at 1 October 2011 and 2010 were 19%, and 16%, respectively. Earnings beyond the five-year period in each forecast were extrapolated using a 4% growth rate.  No impairment charge has been recognized against goodwill during 2011 and 2010.  The calculation determined there was significant excess fair value over the carrying value of the goodwill.

In 2011 and 2010, the recoverable amount of the CGU trademarks has been determined using earnings from financial forecasts approved by senior management covering a five-year period.  The after-tax discount rates applied to the earnings forecasts prepared at 1 October 2011 and 2010 were 19%, and 16%, respectively.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

14.            Impairment testing of goodwill and intangible assets with indefinite lives (cont’d)

Earnings beyond the five-year period in each set of forecast were extrapolated using a 4% growth rate. No impairment charge has been recognized against trademarks during 2011 and 2010. The calculation determined there was significant excess fair value over the carrying value of the trademarks.

Key assumptions used in value-in-use calculations

The calculation of value for goodwill and trademarks are most sensitive to the following assumptions:

(a)  Profit margins

(b)  Discount rates

(c)  Growth rate used during the projection period and growth rates to extrapolate cash flows beyond the forecast period

Profit margins — Profit margins are based on management reference to current operating results, staffing level, backlog and external market factors including market validity. The margins are increased over the projection period for anticipated efficiency improvements, economics of scale, higher utilization personal and increased name recognition.

Discount rates — Discount rates reflect the current market assessment of the risks specific to the CGU. The discount rate was estimated based on industry indication for weighted average cost of capital.

Growth rate estimates — Rates are based on historical growth and industry research.  Between 2010 through 2012 Acquity Group, LLC revenue grew in excess of 30% year over year. Continued growth is expected.

With regard to the assessment of value-in-use of goodwill and trademarks, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the Company to materially exceed its recoverable amount.

15.            Trade and unbilled receivables

The following schedule summarizes the Group’s trade receivables:

	2012	2011	2010
	USD	USD	USD

Trade receivables	$27,091	$20,091	$12,741
Unbilled receivables	9,865	8,056	4,863
Less: accumulated impairment losses	(450)	(185)	(164)
Trade receivables	$36,506	$27,962	$17,440

The aging analysis of the trade receivables at each of the respective reporting dates, net of accumulated impairment losses, is as follows:

	2012	2011	2010
	USD	USD	USD

Neither past due nor impaired	$27,175	$21,448	$13,646
< 30 days	4,887	3,350	2,528
31-60 days	2,089	2,056	1,239
61-90 days	652	1,023	27
>90 days	1,703	85	—
Total	$36,506	$27,962	$17,440

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

15.            Trade receivables (cont’d)

The Group has a policy of allowing an average credit period of 30 days to its trade customers with trading history; otherwise, sales on cash terms or receipts in advance are required. In determining the recoverability of a receivable, the Group considers any change in the credit quality of the receivable from the date credit was initially granted up to the reporting date.

Trade receivables that were past due but not impaired relate to a number of customers that have a favourable collection history with the Group. Trade receivables past due but not impaired at 31 December 2012, 2011 and 2010 were $9,331, $6,514 and $3,794, respectively. The Group does not hold any collateral over these balances.

Movements in the provision for impairment of trade receivables were as follows:

	2012	2011	2010
	USD	USD	USD

Beginning balance	$(185)	$(164)	$(171)
Charges for the year	(265)	(21)	27
Amounts recovered	—	—	(20)
Ending balance	$(450)	$(185)	$(164)

At each respective reporting date, the Group’s trade receivables include receivables from customers that were individually determined to be impaired. The individually impaired receivables were recognized based on the credit history of the Group’s customers, such as financial difficulties or default in payments, and current market conditions.

16.            Prepayments and other receivables

The following schedule summarizes the Company’s prepayments and other receivables:

	2012	2011	2010
	USD	USD	USD

Prepayments	$1,239	$779	$545
Prepaid income taxes	453	1,310	—
Due from associates (Note 26)	157	246	—
Other receivables	3	851	351
Prepayments and other receivables	$1,852	$3,186	$896

At each of the respective reporting dates, none of the Group’s prepayments or other receivables were individually determined to be impaired. No impaired receivables were recognized based on the credit history of the Group’s debtors, due to financial difficulties, default in payments or current market conditions.

17.            Restricted cash

The following schedule summarizes the Company’s restricted cash:

	2012	2011	2010
	USD	USD	USD

Restricted cash	$—	$2,600	$—
Restricted cash	$—	$2,600	$—

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

17.            Restricted cash(cont’d)

Restricted cash represents deposits placed in banks and financial institutions.

During 2011, the Group provided a guarantee to Shanghai Pudong Development Bank for the bank borrowings of the associate, Huaren Kudong Commercial Trading Co., Ltd. (Note 25).  The Group was required to deposit $2,600 with the bank to serve as collateral in the event the guarantee was exercised by Shanghai Pudong Development Bank.  The restricted cash was released in 2012.

18.            Cash and cash equivalents

The following schedule summarizes the Company’s cash:

	2012	2011	2010
	USD	USD	USD

Cash and cash equivalents	$36,454	$9,475	$12,428
Less: restricted cash	—	(2,600)	—
Cash and cash equivalents	$36,454	$6,875	$12,428

Bank balances carry interest at prevailing market rates during each reporting period.

19.            Trade payables

Trade payables are non-interest bearing and are normally settled on 60 day terms.  The aging analysis of the trade payables at the respective reporting date is as follows:

	2012	2011	2010
	USD	USD	USD

< 30 days	$1,757	$1,056	$928
31-60 days	388	365	100
61-90 days	139	129	23
>90 days	59	39	1
Total	$2,343	$1,589	$1,052

20.            Other payables and accruals

The following schedule summarizes the Company’s other payable and accruals:

	2012	2011	2010
	USD	USD	USD

Payroll and welfare payables	$6,521	$4,785	$3,006
Accrued subcontractor services	891	1,865	641
Accrued expenses	958	1,285	1,660
Others	138	224	146
Other payables and accruals	$8,508	$8,159	$5,453

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

21.            Convertible bonds

On 21 December 2007, GlobalGrowth entered into bond subscription agreements (the “Subscription Agreements”) with Datai Bay Investment Ltd. (“Datai”), a subsidiary of Khazanah Nasional Berhad, and SHK Asian Opportunities Holdings Ltd. (“SHK”), a subsidiary of SHK Asian Opportunities Fund, to issue convertible bonds (the “Convertible Bonds”) with aggregate principal amounts not to exceed $50,000 and $5,000, respectively. The Convertible Bonds would mature on the two year anniversary of the initial issue date (the “Maturity Date”). In the event that the Company’s successful execution of an IPO did not take place on or before the Maturity Date, the Maturity Date could have been extended for a period of one year (the “Extended Maturity Date”) by giving written notice to GlobalGrowth within 14 days of the Maturity Date. In the event that the IPO did not take place on or before the Extended Maturity Date, the Extended Maturity Date could have been extended for another year (the “Final Maturity Date”). The Final Maturity Date could not be extended.

In the event that an IPO did take place on or before the Maturity Date, the Convertible Bonds would mandatorily be converted into a number of ordinary shares of GlobalGrowth calculated by adding a 20% annualized IRR yield to the principal amount of the Convertible Bonds divided by the conversion ratio. In the event that the IPO did not take place on or before the Maturity Date, holders of the aggregate principal amount of the Convertible Bonds issued and outstanding shall have the collective right to either redeem the Convertible Bonds at a 5% annualized IRR yield or convert the outstanding principal amount of the Convertible Bonds into shares at a conversion price not less than the par value of a share.

In the opinion of the Company’s directors, the Convertible Bonds contain two components, including a liability component and a derivative component. The derivative component includes a conversion feature and an extension feature.

On 15 December 2010, GlobalGrowth entered into a deed of restructuring (the “Deed”) with 2020 CH, Datai and SHK. Under the terms of the Deed, the Convertible Bonds were assigned from Datai and SHK, respectively, to 2020 CH with all rights and benefits relating to the Subscription Agreements. In consideration for the assignment, 2020 CH issued exchangeable bonds to Datai and SHK. The Convertible Bonds were subsequently cancelled by an agreement between GlobalGrowth and 2020 CH. In consideration for the cancellation of the Convertible Bonds, GlobalGrowth paid $3,916 to 2020 CH and the remaining balance of the Convertible Bonds of $60,703 was recorded as a capital reserve in 2010.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

22.            Financial assets and liabilities

Below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the consolidated financial statements.

	Carrying Value			Fair Value
	2012	2011	2010	2012	2011	2010
	USD	USD	USD	USD	USD	USD

Financial assets:
Trade receivables	$26,641	$19,906	$12,577	$26,641	$19,906	$12,577
Unbilled receivables	9,865	8,056	4,863	9,865	8,056	4,863
Restricted cash	—	2,600	—	—	2,600	—
Cash and cash equivalents	36,454	6,875	12,428	36,454	6,875	12,428
Financial assets	$72,960	$37,437	$29,868	$72,960	$37,437	$29,868

Financial liabilities:
Trade payables	$2,343	$1,589	$1,052	$2,343	$1,589	$1,052
Other payables and accruals	8,508	8,159	5,453	8,508	8,159	5,453
Accrued income taxes	838	35	989	838	35	989
Other non-current liabilities	6,590	5,379	4,114	6,590	5,379	4,114
Financial liabilities	$18,279	$15,162	$11,608	$18,279	$15,162	$11,608

The following methods and assumptions were used to estimate the fair values:

Trade receivables, unbilled receivables, restricted cash, cash and cash equivalents, trade payables, other payables and accruals and accrued income taxes approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of unquoted instruments and non-current financial liabilities such as bank borrowings is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:    quoted (unadjusted) prices in active markets for identical assets or liabilities,

Level 2:     other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly,

Level 3:     techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

As of 31 December 2012, 2011, and 2010, there were no items measured at fair value that are not Level 1; therefore, during the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

23.            Ordinary share capital

The following schedule summarizes the Company’s ordinary share capital:

	Number of shares	USD

Authorized:
Ordinary shares of $0.1 each upon incorporation at 12 August 2010	500	$50
Ordinary shares of $0.0001 each upon subdivision at 20 December 2010	499,500	—
At 31 December 2012	500,000	$50

Issued and fully paid:
Ordinary shares of $0.1 each upon incorporation at 12 August 2010	—	$—
At 20 December 2010, issued ordinary shares upon subdivision of share capital	1	—
At 20 December 2010, issued ordinary shares to 2020 CH	26,098	3
At 24 December 2010, issued ordinary shares of $0.0001 each to non-controlling shareholders of Acquity Group, LLC	11,378	1
At 2 May 2012, issued ordinary shares of $0.0001 each in an initial public offering	9,556	1
At 31 December 2012	47,033	$5

By a resolution of the shareholder’s meeting held on 20 December 2010, the Company’s authorised, ordinary shares of 0.5 million shares at par value of $0.10 each were divided into 500 million shares at par value of $0.0001 each. Accordingly, the Company’s authorised and issued ordinary shares were increased from 1 share at par value of $0.10 to 1,000 shares at par value of $0.0001.

By a resolution of the directors’ meeting held on 20 December 2010, the Company’s share capital increased by $3, by the issue of 26 million new ordinary shares of $0.0001 to 2020 CH.

On 24 December 2010, the Company entered into a sale and purchase agreement with non-controlling Class A unit holders of Acquity Group, LLC (the “Unit Holders”).  Pursuant to the agreement, the Unit Holders agreed to sell all their units, and the Company agreed to purchase the same from the Unit Holders on 24 December 2010. In consideration of the Unit Holders agreeing to sell the units to Company, the Company issued 11.4 million new ordinary shares of $0.0001 each. On the same date, the Company assigned 2020 GI to receive the purchased units by the Company, pursuant to the agreement. As a result, the Group became the sole shareholder of Acquity Group, LLC. The Group recorded $10,327 as capital reserve arising from the total consideration of Class A units which were sold by the Unit Holders amounting to $10,328 million after deducting the newly issued shares amounting to $1(actual dollars).

On 2 May 2012, the Company completed the IPO of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.”  Pursuant to the registration statement filed with the Securities and Exchange Commission, each American depositary share presented in the consolidated statement of comprehensive income represents two ordinary shares outstanding as of 31 December 2012.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

24.               Share-based payment plan of Acquity Group, LLC

On 1 October 2009, the Group issued 51 units to ten of its subsidiaries’ senior management personnel in accordance with the 2009 Incentive Unit Plan and the individual Incentive Unit Agreements. The incentive units vest over a period of four years. Upon vesting, the incentive units are converted to Class A units with no cost to the incentive unit holders at an exercise price of $63.07. These units had an estimated fair value at the date of issuance of $890, which was recorded as unit compensation expense in the consolidated statements of comprehensive income over the service period. The grant date fair value of the Class A units was determined using the Black-Scholes Merton option analysis and discounted for lack of marketability of 26.5%.

The following table lists the inputs to the model used to establish the grant date fair value:

Dividend yield (%)	0% - 0%
The expected volatility (%)	60.7% - 58.2%
Risk-free interest rate (%)	1.39% - 1.76%
Expected life of unit options	3 - 4
Model used	Black-Scholes Model

The expected life of the share-based awards was based on historical data and expectations at the time of grant and was not necessarily indicative of exercise patterns that may occur.  The expected stock price volatility was determined by assessing historical stock price volatility of comparable entities with lines of business similar to that of the Company.  The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the awards is indicative of future trends, which may not necessarily be the actual outcome.

The expense received for employee services is shown in the following table:

	2012	2011	2010
	USD	USD	USD

Expense arising from share-based payment	$—	$—	$834

The share-based payment plan was settled during 2010. With respect to the settlement of the share-based payment, Acquity Group, LLC has accounted for settlement as an acceleration of vesting; therefore, recognized immediately the amount that otherwise would have been recognized for services received over the reminder of the vesting period. The payment of $257 was made to the employees on the settlement date of the share-based payment plan is accounted for as a deduction from non-controlling interests.

Movements in the year

The following table illustrates the number of units and movement of the awards during the reporting periods:

	2012	2011	2010
	USD	USD	USD

Beginning balance	—	—	51
Settled during the year	—	—	(51)
Awarded during the year	—	—	—
Ending balance	—	—	—

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

25.               Commitments and contingencies

Operating lease

The Group leases office space in various locations throughout the USA under non-cancellable operating lease agreements that mature through February 2018. For the periods indicated, rent expense approximated the following:

	2012	2011	2010
	USD	USD	USD

Rent expense	$3,318	$2,409	$1,721

At the respective reporting dates, future minimum rental payable under non-cancellable operating leases is due as follows:

	2012	2011	2010
	USD	USD	USD

Within one year	$3,036	$2,476	$1,916
After one year but not more than five years	6,507	7,660	6,088
More than five years	53	475	338
Total	$9,596	$10,611	$8,342

Guarantees

The Group had provided a guarantee to Shanghai Pudong Development Bank for the bank borrowings of the associate, Huaren Commercial Trading Co., Ltd., to a maximum amount of RMB14,000.  The guarantee is no longer outstanding at 31 December 2012.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

26.           Related party disclosures

The related parties of the Group and nature of their relationship with the Group are as follows:

Name	Relationship with the Group

G. George Lu	Executive Chairman and Group Chief Executive

Adrian Chan	Director and Company Secretary

Wing Chung Anders Cheung	Independent Director

William John Sharp	Independent Director

Donghui Wang	Independent Director

Paul Weinewuth	Chief Financial Officer

Raymond Grady	Executive Vice President and Global Head of Sales

2020 China Holdings, Ltd. (“2020 CH”)	Former parent company

2020 Equity Partnership Limited	A company under significant influence of a key officer of the Group

Rong Ju	Principal Shareholder

Khazanah Nasional Berhad	Principal Shareholder

Dalton Family Limited Partnership	Principal Shareholder

SHK Asian Opportunities Fund, L.P.	Principal Shareholder

Weinewuth Family Limited Partnership	Principal Shareholder

Schmeltz Family Limited Partnership	Principal Shareholder

Spear Holdings, LLC	Principal Shareholder

Surfmax Investment Partners Limited	A company wholly owned by a key officer of the Group

Huaren Commercial Trading Co., Ltd.	Associate

Digital Li-Ning Company Limited	Associate

At the respective reporting date, the Group’s balances with the related parties are as follows:

Amounts due from related parties	Relationship	2012	2011	2010
		USD	USD	USD

Huaren Commercial Trading Co., Ltd.	Associate	$100	$100	$—
Digital Li-Ning Company Limited	Associate	57	146	—
2020 CH	Former parent company	3	3	3
Total		$160	$249	$3

Amounts due to related parties	Relationship	2012	2011	2010
		USD	USD	USD

2020 Equity Partnership Limited	A company under significant influence of a key officer of the Group	$—	$—	$35
Total		$—	$—	$35

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

26.           Related party disclosures (cont’d)

Guarantees provided to the creditors of related parties	Relationship	2012	2011	2010
		USD	USD	USD

Huaren Commercial Trading Co., Ltd.	Associate	$—	$1,871	$—
Total		$—	$1,871	$—

The amounts due to related parties are unsecured, non-interest bearing and repayable on demand. Significant trade transactions in connection with the amounts due to related parties are disclosed below.

The Group entered into the following significant transactions with the related parties:

Related party	Nature of the transaction	2012	2011	2010
		USD	USD	USD

Bill Sharp	Director fee	$75	$50	$50
Surfmax, Corp.	Director fee	50	—	1,053
Wing Chung Anders Cheung	Director fee	33	—	—
Donghui Wang	Director fee	33	—	—
2020 Equity Partnership Limited	Management fee	—	50	50
Loan receivable from officers of Acquity Group, LLC	Interest income	—	86	—
2020 CH	Consideration paid for convertible bond transfer	—	—	3,916
2020 CH	Transfer of convertible bond	—	—	60,703

Outstanding balances at the end of the reporting period are unsecured, interest free and have been settled in cash. There have been no guarantees provided or received for any related party receivables or payables. For the reporting periods, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group is as follows:

	2012	2011	2010
	USD	USD	USD

Short-term benefits	$826	$719	$616
Total	$826	$719	$616

The remuneration of key management personnel is determined by the board of directors having regard to the performance of individuals and market trends.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

27.             Non-controlling interest

The changes of non-controlling interest (“NCI”) are as follows:

Non-controlling interests
USD

As of 1 January 2010	$9,386
NCI income from net income	2,963
Amortization of additional identfifable intangible assets	(802)
Total for the period	2,161
Acquisition of interest in subsidiaries *	1,244
Issuance of share-based payment to NCI	834
Settlement of share-based payment	(257)
Redemption of subsidiary’s units from NCI	(77)
Distribution to NCI	(1,980)
Share swap between equity holders of the Company and NCI	(10,328)
As of 31 December 2010	$983
NCI loss from net income	(272)
NCI other comprehensive income	34
Total for the period	(238)
As of 31 December 2011	$745
NCI loss from net income	(717)
NCI other comprehensive income	(28)
Total for the period	(745)
As of 31 December 2012	$—

(*)  At the incorporation of Cool Sports (BVI) Limited, 33% of Cool Sports (BVI) Limited was acquired by non-controlling interests for $985.

28.               Financial risk management objectives and policies

The Group’s principal financial liabilities comprise trade payables, other payables and accruals, amount due to related parties, interest-bearing borrowings, tax payables and convertible bonds. The main purpose of these financial liabilities is to raise finances for the Group’s operations. The Group’s principal financial assets comprise trade receivables, unbilled receivables, other receivables, amounts due from related parties, pledged deposits and cash and cash equivalents that are derived directly from its operations.

The main risks arising from the Group’s financial instruments are market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by a financial risk committee that advises on financial risk and the appropriate financial risk governance framework for the Group. The financial risk committee provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Group policies and Group risk appetite. The Group does not invest in derivative instruments and its compliance is reviewed annually.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

28.          Financial risk management objectives and policies (cont’d)

The board of directors reviews and agrees policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise two types of risk: interest rate risk and currency risk. Financial instruments affected by market risk include pledged deposits, cash and cash equivalents and convertible promissory bonds.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest rate sensitivity

The assumed movement in basis points for interest rate sensitivity analysis is based on the currently observable market environment. Since the Group maintains fixed rate leases and an interest rate floor, 5% increases or decreases in the interest rate would not affect the Group’s profit.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group’s exposure to the risk of changes in foreign exchange rates is considered to be immaterial since operating activities of the Group are conducted in USD.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade and notes receivables and other receivable) and from its financing activities, including deposits with banks and financial institutions.

Customer credit risk is managed subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed through credit verification procedures. Outstanding customer receivables are regularly monitored with the result that the Group’s exposure to bad debts is not significant. The requirement for impairment is analysed at each reporting date on an individual basis for major customers. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 22. Management considers that a concentration of credit risk exists when outstanding trade receivables from one customer exceed 10% of total trade receivables.  As of 31 December 2012 there was one customer that comprised 18% of accounts receivable.  There were no concentrations of credit risk as of 31 December 2011 or 2010.

Liquidity risk

Liquidity risk is the risk of non-availability of funds to meet all contractual financial commitments as they fall due. The Group’s policy is to maintain sufficient cash and cash equivalents or have available funding through adequate amounts of committed credit facilities from financial institutions to meet its commitments over the foreseeable future in accordance with its strategic plan.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

28.               Financial risk management objectives and policies (cont’d)

The table below summarises the maturity profile of the Group’s financial liabilities at the end of the reporting period, based on contractual undiscounted payment.

31 December 2012	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	USD	USD	USD	USD	USD

Trade payables	$2,343	$—	$—	$—	$2,343
Other payables and accruals	8,508	—	—	—	8,508
Due to customers under fixed-price contracts	154	—	—	—	154
Accrued income taxes	838	—	—	—	838
Total	$11,843	$—	$—	$—	$11,843

31 December 2011	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	USD	USD	USD	USD	USD

Trade payables	$1,589	$—	$—	$—	$1,589
Other payables and accruals	8,159	—	—	—	8,159
Due to customers under fixed-price contracts	41	—	—	—	41
Accrued income taxes	35	—	—	—	35
Total	$9,824	$—	$—	$—	$9,824

31 December 2010	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	USD	USD	USD	USD	USD

Trade payables	$1,052	$—	$—	$—	$1,052
Other payables and accruals	5,453	—	—	—	5,453
Accrued income taxes	989	—	—	—	989
Total	$7,494	$—	$—	$—	$7,494

Capital management

The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the reporting periods.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

28.               Financial risk management objectives and policies (cont’d)

Capital management (cont’d)

The Group monitors capital using a gearing ratio, which is net debt divided by the capital plus net debt. Net debt includes trade payables, other payables, interest-bearing borrowings, convertible bonds, less cash and cash equivalents.

	2012	2011	2010
	USD	USD	USD

Trade payables	$2,343	$1,589	$1,052
Other payables and accruals	8,508	8,159	5,453
Due to customers under fixed-price contracts	154	41	—
Accrued income taxes	838	35	989
	11,843	9,824	7,494
Less: cash and cash equivalents	(36,454)	(6,875)	(12,428)
Less: restricted cash	—	(2,600)	—
Net debt	(24,611)	349	(4,934)
Capital	92,423	64,434	55,997
Capital and net debt	$67,812	$64,783	$51,063
Gearing ratio	n/a	0.5%	n/a

29.    Fixed-price contracts

The Group’s revenues recognized based on fixed-price contracts, which are accounted for in accordance with IAS 18 are as follows:

	2012	2011	2010
	USD	USD	USD

Total contract amount	$8,042	$9,732	$8,467
Contract revenue recognized	4,989	8,282	5,131

The status of the Group’s contracts in progress at the end of reporting periods are as follows:

	2012	2011	2010
	USD	USD	USD

Contract costs incurred to date	$987	$1,379	$1,217
Recognized profits to date	878	993	1,545
Contract revenue recognized to date	$1,865	$2,372	$2,762
Progress billings	$1,957	$1,957	$1,856
Due from customers under fixed-price contracts (underbillings)	62	456	906
Due to customers under fixed-price contracts (overbillings)	(154)	(41)	—

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

30.    Associates

The table below summarizes the Company’s investments in associates at the respective reporting dates:

	2012	2011	2010
	USD	USD	USD
Huaren Commercial Trading Co., Ltd.
Beginning balance	$2,122	$—	$—
Investment	4,762	2,832	—
Equity method loss recognized	(513)	(813)	—
Other comprehensive income	(102)	103	—
Impairment losses in associates	(6,269)	—	—
Investment value	—	2,122	—

Digital Li-Ning Company Limited
Beginning balance	1,765	—	—
Investment	—	1,990	—
Equity method loss recognized	(875)	(225)	—
Impairment losses in associates	(701)	—	—
Investment value	189	1,765	—
Investment in associates	$189	$3,887	$—

Huaren Commercial Trading Co., Ltd.

In December 2010, Cool Sports (Hong Kong) Limited (“Cool Sports HK”), entered into an associate agreement in the PRC related to k121.com, a leading brand e-commerce website for sportswear products in China.  Cool Sports HK entered into the associate arrangement, Huaren Commercial Trading Co., Ltd. (“Huaren”), with three individuals; Mr. Qigong Zhu, Mr. Yan Wang and Mr. Shiu Wah Tse, for a term of 30 years. On 9 May 2011, the associate was established and issued a business license by the Administration of Industry and Commerce in Beijing.  Cool Sports HK invested RMB18,000 (USD$2,832) in the associate for a 94.7% ownership interest.  The Company holds 20% (1 of 5 board seats) of the voting power and has the ability to exercise significant influence over the associate.  Therefore, the investment is accounted for as an associate using the equity method in accordance with IAS 28.  Cool Sports HK, Mr. Zhu, Mr. Wang and Mr. Tse own equity interests of 94.7%, 2.6%, 2.0% and 0.7%, respectively.  Under an investment framework agreement entered into between the parties, Cool Sports HK, Mr. Tse, Mr. Wang and Mr. Zhu are entitled to 5.0%, 28.0%, 50.2% and 16.8%, respectively, of the total profit earned by the associate.  If the associate achieves certain agreed sales volume or revenue targets, Mr. Tse shall allocate to Mr. Wang and Mr. Zhu 5.3% and 1.8% of the profit, respectively, from the 28.0% profit share attributable to Mr. Tse.  If the associate fails to fully achieve those targets, Mr. Wang and Mr. Zhu will be given lesser allocations of the profit share from Mr. Tse based on an agreed formula.  Separately, Mr. Tse has undertaken to transfer his entitlement to the profit distribution in the associate to Cool Sports HK at a nominal price if either of the sales volume or revenue targets are achieved.  In any event, Mr. Tse has agreed to transfer his entitlement to distributions in the associate to Cool Sports HK before 1 January 2014.

At 31 December 2012 and 2011, Huaren held total assets of $7,360 and $4,598 (including current assets of $7,289 and $4,514), total liabilities of $3,391 and $4,240 (all classified as current liabilities), respectively.  For the year ended 31 December 2012 and the period from 9 May 2011 to 31 December 2011 Huaren recognized revenues of $4,376 and $5,498 and recognized a loss of $1,567 and $2,462, respectively.  For the year ended 31 December 2012 and the period from 9 May 2011 to 31 December 2011, the Company recognized a loss of $513 and $813, respectively, for its equity method investment in the associate.

Acquity Group Limited

Notes to consolidated financial statements

For the year ended 31 December 2012, 2011 and 2010

(in thousands)

30.    Associates (cont’d)

In the fourth quarter of 2012, based on the continued operating losses experienced by Huaren and due to the uncertainty that the investment had for future profitability, the board of directors determined to investigate strategic alternatives for liquidity of its investment.  Based on this decision, the Company determined that this was an indication of impairment of the investment and decided that an independent valuation should be prepared in order to assess the fair value of its investment.  Based on the valuation results, the Company was required to record an impairment charge of $6,269 for the year ended 31 December 2012.  At 31 December 2012, the investment in Huaren has been reduced to a zero cost basis as a result of the equity share of losses and impairment charges recognized in 2012.

Digital Li-Ning Company Limited

In July 2011, the Company entered into an associate arrangement with Li Ning Company Limited (“Li Ning”).  Li Ning granted an exclusive right to the associate to develop, market and sell Li Ning sports apparel, shoes and accessories in the USA through a proprietary e-commerce platform developed by the Company and operated by the associate.  In the event that Li Ning intends to pursue the sale of its branded products over an e-commerce platform outside of the USA and China, the associate has a right of first refusal to establish and operate such a platform.  Under the shareholders’ agreement between Li Ning, Li Tang, G. George Lu and Digital Li-Ning Company Limited (“Digital Li-Ning”); Li Ning and the Company each own 19.9% of the associate.  Without the mutual written consent of Li Ning and the Company, the associate shall not engage in the marketing, promotion or sale of any other products and services other than Li-Ning products. In connection with the associate arrangements, Li Ning, the Company and Digital Li-Ning also entered into a Contribution and License Agreement for Intellectual Property.  Pursuant to this agreement, Li Ning and the Company each grant the associate a royalty-free, non-exclusive, non-transferable, irrevocable and non-sub licensable license to use certain trademark and trade names of Li Ning and the Company’s trademarks.  The associate has also granted Li Ning and the Company a royalty-free, perpetual and irrevocable license to use its intellectual property rights solely for internal use and in a manner that does not compete with the associate in its conduct of business in the USA.  The Company invested USD $1,990 for its 19.9% ownership stake.  The Company holds 25% (1 of 4 board seats) of the voting power and has the ability to exercise significant influence over this associate.  Therefore, the investment is accounted for as an associate using the equity method in accordance with IAS 28.

At 31 December 2012 and 2011, Digital Li-Ning held total assets of $5,026 and $10,200 (including current assets of $4,341 and $9,678) and total liabilities of $560 and $1,330 (all classified as current liabilities), respectively.  For the year ended 31 December 2012 and the period from 1 July 2011 to 31 December 2011 Digital Li-Ning recognized revenues of $315 and $14 and recognized a net loss of $4,401 and $1,130, respectively.  The fiscal year-end date of Digital Li-Ning is 2 February.  For the year ended 31 December 2012 and the period from 1 July 2011 to 31 December 2011, the Company recognized a loss of $875 and $225, respectively, for its equity method investment in the associate.

In the fourth quarter of 2012, based on continuing operational losses and due to future uncertainty of business prospects, the board of directors determined to begin negotiations to terminate the associate.  At the date of this report, Digital Li-Ning continues in the process of dissolution.  Therefore, at 31 December 2012, the Company recorded impairment charge of $701 for the year ended 31 December 2012 resulting in a remaining investment of $189 which represents the estimated final distribution to the Company following full dissolution.

31.  Approval of consolidated financial statement

The consolidated financial statements were approved by the board of directors and authorized for issue on 8 April 2013.